

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 1-A
Amendment No. 3

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACTION OF 1933

OAKLEYS SHOOTING RANGE, INC., A WISCONSIN CORPORATION

Wisconsin Agent for Service:
Nancy Bode
1609 Baxter Avenue
Superior, WI 54880
(218) 349-0686

Principal Office:
1609 Baxter Avenue
Superior, WI 54880

SIC: 7999

FEIN: 26-3146081

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES. List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

Nancy Bode:	(h) 507 Clough Avenue Superior, WI 54880	(b) 1609 Baxter Avenue Superior, WI 54880
Joe Harrison:	(h) 807 Wright Street Brainerd, MN 56401	(b) 1609 Baxter Avenue Superior, WI 54880
Dan Parkinson:	(h) 1321 Cedar Avenue Superior, WI 54880	(b) N/A

(b) The issuer's officers:

President: Nancy Bode
(h) 507 Clough Avenue, Superior, WI 54880
(b) 1609 Baxter Avenue, Superior, WI 54880

Vice President: Dan Parkinson
(h) 1321 Cedar Avenue, Superior, WI 54880
(b) N/A

Treasurer / Secretary: Joe Harrison
(h) 807 Wright Street, Brainerd, MN 56401
(b) 1609 Baxter Avenue, Superior, WI 54880

(c) The issuer's general partners:

None.

(d) Record owners of 5% of more of any class of the issuer's equity securities:

Nancy Bode
(h) 507 Clough Avenue, Superior, WI 54880
(b) 1609 Baxter Avenue, Superior, WI 54880

Joe Harrison
(h) 807 Wright Street, Brainerd, MN 56401
(b) 1609 Baxter Avenue, Superior, WI 54880

Dan Parkinson
(h) 1321 Cedar Avenue, Superior, WI 54880
(b) N/A

(e) Beneficial owners of 5% or more of any class of the issuer's equity securities:

Donovan H. Bode
(h) 507 Clough Avenue, Superior, WI 54880
(b) N/A

Patricia Harrison
(h) 807 Wright Street, Brainerd, MN 56401
(b) 807 Wright Street, Brainerd, MN 56401

Leslie Parkinson
(h) 1321 Cedar Avenue, Superior, WI 54880
(b) 1621 Belknap Street, Superior, WI 54880

(f) Promoters of the issuer:

Nancy Bode
(h) 507 Clough Avenue, Superior, WI 54880
(b) 1609 Baxter Avenue, Superior, WI 54880

Joe Harrison
(h) 807 Wright Street
Brainerd, MN 56401
(b) 1609 Baxter Avenue
Superior, WI 54880

Dan Parkinson
(h) 1321 Cedar Avenue
Superior, WI 54880
(b) N/A

Theresa Taylor Olson
(h) 7610 ½ John Avenue
Superior, WI 54880
(b) 1609 Baxter Avenue
Superior, WI 54880

(g) Affiliates of the issuer:

Nancy Bode
(h) 507 Clough Avenue
Superior, WI 54880
(b) 1609 Baxter Avenue
Superior, WI 54880

Joe Harrison
(h) 807 Wright Street
Brainerd, MN 56401
(b) 1609 Baxter Avenue
Superior, WI 54880

Dan Parkinson
(h) 1321 Cedar Avenue
Superior, WI 54880
(b) N/A

Theresa Taylor Olson
(h) 7610 ½ John Avenue
Superior, WI 54880
(b) 1609 Baxter Avenue
Superior, WI 54880

(h) Counsel to the issuer with respect to the proposed offering:

Attorney Jennifer M. Krueger
(b) Murphy Desmond S.C.
33 E. Main Street, Suite 500
Madison, WI 53703

(h) 6853 Topaz Court
DeForest, WI 53532

(i) Each underwriter with respect to the proposed offering:

None.

(j) The underwriter's directors:

None.

(k) The underwriter's officers:
None.

(l) The underwriter's general partners:
None.

(m) Counsel to the underwriter:
None.

ITEM 2. APPLICATION OF RULE 262.

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not the application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.
None.

ITEM 3. AFFILIATE SALES. If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer: The issuers has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.
The proposed offering does not involve the resale of securities by affiliates of the issuer.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED.

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.
Securities will be offered to Wisconsin and Minnesota residents through the internet. The securities will be registered in both Wisconsin and Minnesota.

The securities will be offered as follows:
Internet. The Company has secured the website, www.oakleysshootingrange.com. Once the applicable securities regulators have approved the Offering, the Company will create a page on its website to solicit sales of its securities. The first page will state that the Company seeks to raise a maximum of $2,960,000 through the sale of non-voting preferred stock and voting common stock to

Wisconsin and Minnesota residents only. Potential investors will then have to double-click on a button affirming that the interested individual is a Wisconsin or Minnesota resident.

The next page on the website will contain two sections: (i) a place for a registered potential investor to enter his or her username and password; or, (ii) a place for new potential investors to register and obtain a username and password by entering his or her name, address (with a dropdown box listing only Wisconsin or Minnesota as potential states), email address and selecting a username and password. This registration requirement will allow the Company to track those individuals that have accessed the Offering. The page will also contain an election by the potential investor to receive the Offering materials electronically or a hard copy via the mail. The potential investor may change his or her preferred method of delivery by emailing the Company his or her delivery preference change at any time during the course of the Offering.

If the potential investor selects the hard copy via mail option, the webpage will thank the potential investor for his or her interest and advise the potential investor that the Company will send the Offering to the potential investor at no charge via mail in 3-5 business days.

If the potential investor elects to receive a copy of the Offering electronically, a webpage with a downloadable PDF copy of this Offering will be available to the potential investor. The PDF version of the Offering will be available to all potential investors with a username and password.

The potential investor will be immediately notified of any amendments or supplements to the Offering: (i) via email if the potential investor consented to the electronic delivery of information related to the Offering; or, (ii) via mail if the potential investor desires to receive notifications via mail.

All supplemental sales literature will include a prominent statement that the Offering is being sent or delivered electronically, provide instructions on access to the electronic Offering and state that a hardcopy of the Offering is available without charge.

Nancy Bode, Joe Harrison and Dan Parkinson are exempt from broker-dealer registration pursuant to Exchange Act Rule 3a4-1. These individuals will only sell the Company's securities and do not conduct these securities-related actions as part of a regular business. None of these individuals are subject to a "statutory disqualification" as defined in Section 3(a)(39) of the Act. Further, none of these individuals will be compensated by payment of commissions or other remuneration based directly or indirectly on securities transactions. None of these individuals are associated persons of a broker or dealer now or within the last 12 months. Nancy Bode, Joe Harrison and Dan Parkinson will not participate in selling an offering of securities for any issuer more than once every 12 months. Nancy Bode, Joe Harrison and Dan Parkinson shall restrict their activities to: (i) preparing and answering written communication approved by a partner, officer or director of the issuer to potential purchasers; (ii) responding to inquiries of potential purchasers in communications initiated by the potential purchasers; and, (iii) performing ministerial and clerical work involved in effecting any transaction. These communications and responses will be limited to information contained in this Offering.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

(a) **As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year and prior to the filing of this Form 1-A, state:**

(1) **The name of such issuer**

(2) **The title and amount of securities issued**

(3) **The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof**

(4) **The names and identities of the persons to whom the securities were issued.**

The issuer has issued the following securities within one year prior to the filing of this Form 1-A:

NAME	NUMBER OF VOTING COMMON SHARES	CONSIDERATION	RELATIONSHIP
Nancy Bode	66	$13,200 Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price. The basis for offering these shares for $200 to the founding Shareholders is to compensate them for creating the concept of the Company.	Founding Shareholder / President / Director

NAME	NUMBER OF VOTING COMMON SHARES	CONSIDERATION	RELATIONSHIP
Joe Harrison (spouse of Pat Harrison)	66	$13,200 Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price. The basis for offering these shares for $200 to the founding Shareholders is to compensate them for creating the concept of the Company.	Founding Shareholder / Treasurer / Secretary / Director
Dan Parkinson	66	$13,200 Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price. The basis for offering these shares for $200 to the founding Shareholders is to compensate them for creating the concept of the Company.	Founding Shareholder / Vice President / Director / Range Master
Theresa Taylor Olson	6	Services to the Company including: handling possible financing options for the NE Entrepreneur Fund of the Development Association of Douglas County, the Small Business Administration and this Offering valued at $1,200. The basis for offering these shares for $200 to the founding Shareholders is to compensate them for creating the concept of the Company.	Founding Shareholder

Nancy Bode, Joe Harrison, Dan Parkinson and Theresa Taylor Olson obtained their respective shares of voting common stock in the Company pursuant to Section 4(2) of the Securities Act. Theses individuals are founders of the

Company who possessed full knowledge about the Company and its operations. The Founders also have sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the investment.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Except for the receipt of shares by the founding shareholders listed in Section 7(b) of Part II, there have been no sales of any unregistered securities.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2) of the Securities Act of 1933. Nancy Bode, Joe Harrison, Dan Parkinson and Theresa Taylor Olson are the founders of the Company and, by virtue of being a founder, had access to the type of information normally provided in a prospectus. Further, by virtue of the transfer restrictions contained in Section 2.5 of the Bylaws, these individuals have agreed not to resell or distribute their voting common shares to the public.

The Founders also have sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the investment.

- Nancy Bode has worked in a variety of capacities (e.g. loan officer, compliance officer, management and loan servicing reporting and client service supervisor) since 1985. She also has insurance licenses for fixed annuity and life insurance products.

- Joe Harrison served as a branch manager for U.S. Bank from October 2001 to April 2003 where he supervised the bank's operations and its employees. Further, for the past 6 years, Mr. Harrison has been a commercial loan relationship officer.

- Dan Parkinson has served as a salesperson and buyer for Superior Shooters Supply since June 1990. To be successful in this position, Mr. Parkinson has to be knowledgeable about the business' financials and operations.

- Theresa Taylor Olson owned and operated her own graphics arts business from 1988 to 1994. She also organized and taught classes in various healthcare topics for 4 years at Scripps Mercy Hospital and for 8 years at the University of California at San Diego. For the last year, she has worked as a vault teller in control of all currency for the Citizens Bank branch.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS. State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.
The issuer and its affiliates are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. Further, no securities will be issued in connection with the financing obtained from the NE Entrepreneur Fund of the Development Association of Douglas County or to be obtained from the Small Business Administration.

ITEM 7. MARKETING ARRANGEMENTS.

(a) **Briefly describe any arrangements known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:**

(1) **To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution**

(2) **To stabilize the market for any of the securities to be offered**

(3) **For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation**

None.

(b) **Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.**
None.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN THE OFFERING STATEMENT. If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection.
None.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT. Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.
None

AMENDED
OAKLEYS SHOOTING RANGE, INC.
February 1, 2010

Type of securities offered:	Voting common stock and Non-voting preferred stock (collectively, "Shares") (to be offered separately)
Maximum number of securities offered:	96 voting common shares; 8,000 non-voting preferred shares
Minimum number of securities offered:	10 voting common shares; 4,000 non-voting preferred shares

Price per security:
Voting common stock: $10,000 Non-voting preferred shares: $250
Total proceeds if maximum sold: $2,960,000 **If minimum sold:** $1,100,000
(See Questions 9 and 10)

Is a commission selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No **(See Question 22)**

Is there any escrow of proceeds until minimum is obtained? [X] Yes [ ] No **(See Question 26)**

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No **(See Question 25)**

Is transfer of the securities restricted? [X] Yes [ ] No **(See Question 25)**

Absent an affirmative vote of the Board of Directors, transfer of the voting common stock is restricted to the common shareholders: (i) spouse, children, parents or siblings ("Family Members"); (ii) a trust where the shareholder is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) the Company.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT

MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[X] Has never conducted operations.
[X] Is in the development stage
[ ] Has shown a profit in the last fiscal year
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Wisconsin Minnesota	The Issuer will register the securities in Wisconsin and Minnesota after obtaining the SEC's approval.	

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments consists of a total of 164 pages.

THE COMPANY

1.	**Exact corporate name:**	Oakleys Shooting Range, Inc.
	State and date of incorporation:	Wisconsin / August 4, 2008
	Street address of principal office:	1609 Baxter Avenue, Superior, WI 54880
	Company telephone number:	(218) 349-0686
	Fiscal year:	January 1 to December 31

Person(s) to contact at Company with respect to offering: Nancy Bode
Telephone number (if different from above): N/A

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e. those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(a) The Company Will Never Commence Operations If It Fails To Obtain Financing From The Small Business Administration. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering, which will still be held in escrow, to the subscribers.

(b) The Company's Future Viability Is Unknown. The Company has not conducted any operations and has never had any revenues or net income to date. The Company must secure $1,400,000 in financing and achieve the minimum offering of $1,100,000 to purchase real estate, construct its facility and purchase equipment before it is able to commence any operations. There is no guaranty that the Company will be able to generate sufficient revenues from operations to be a profitable business.

(c) The Company's Financial Position Is Unstable. The Company was organized on August 4, 2008 and does not have any meaningful operating history. For this reason, there is not enough information or history to base future performance.

Before the Company can begin generating any revenue, it must purchase real estate, construct a building, purchase the necessary equipment and attract enough customers to bring in sufficient revenue to the business. Since the Company is a new business, Management does not know if the Company will attract a sufficient number of customers who will spend monies to cause the

Company to breakeven or generate a profit. It is a risk of this venture, as a new type of business in this geographic area, to attract customers that will generate sufficient monies to breakeven. The Company currently has working capital in the amount of $2,018. There is insufficient working capital as a reserve beyond 3 months of initial operations.

(d) The Company Will Reduce Its Facility And Services If Only The Minimum Offering Is Raised Which Will Likely Impact The Company's Operations.. If only the minimum Offering of $1,100,000 is raised or some amount substantially less than $2,960,000 is raised, the Company will make decisions about reducing expenditures for the size of the building, inventory and equipment purchases and other costs of operation. These reductions will likely have a material impact on the Company's operations. These reductions will likely include: (i) eliminating the archery and video shooting area; (ii) removing the gun cleaning area; and, modifying the site plan for reductions in the building's size.

(e) The Company May Be Unable To Generate Sufficient Revenue To Sustain Its Operations. The recent economic downturn may negatively impact the Company's operations. Potential customers may have limited funds to spend on recreational activities such as shooting and archery. The Company will not be successful if it is unable to attract customers who will spend money at its facilities.

(f) Injuries Or Death As A Result Of Firearm Or Archery Use. Firearms and archery equipment will be used at the Company's facility. While the Company will take several steps to make the facility as safe as possible, there is no guarantee that a customer will not suffer an injury or death as a result of the activities. While the Company is exploring insurance options for this risk, the Company may be financially responsible in the event of an injury or death.

(g) The Company May Be Unable To Generate Sufficient Revenue To Make Distributions To Shareholders. To date, the Company has not paid any dividends. The Company cannot reasonably forecast when it will generate sufficient revenue to make distributions because the Company has not commenced operations and has never had any revenues or net income to date.

(h) Founding Shareholders Will Control The Company Even If All Voting Common Shares Are Purchased. The preferred stock does not have any voting rights. Rather, all shareholder decisions are made by vote of the shareholders holding the voting common shares. Even if an investor purchased all available 96 voting common shares under this Offering, the investor would not hold a majority of the voting common shares and, therefore, would be unable to control the outcome of the shareholder vote.

Currently, the Company's founders own the following shares of common voting stock: Nancy Bode (66 shares), Joe Harrison (66 shares), Dan Parkinson (66 shares) and Theresa Taylor Olson (6 shares). The founders will hold the majority of the voting common shares even if all of the voting common shares offered are purchased.

(i) The Offering Price Of The Shares Is Arbitrary. The price of the Shares offering in this Offering bears no relationship to the assets, book value, net worth or any recognized criteria of value of the Company. The price of the Shares ($10,000 per share of voting common stock and $250 per share of non-voting preferred stock) was determined arbitrarily by management of the Company. In determining the Offering price, the Company considered, among other things, the Company's financial resources and its growth and profit potential. In 2008, Nancy Bode, Joe Harrison and Dan Parkinson paid $200 per share of voting common stock. Theresa Taylor Olson received her 6 shares in exchange for the following services performed for the Company valued at $1,200: handling possible financing options for the Company with the NE Entrepreneur Fund of the Development Association of Douglas County, Small Business Administration and this Offering. There is no guaranty that a Purchaser is paying a price that reflects the Purchaser's investment in the Company.

(j) Purchases May Encounter Issues In Selling The Shares. There is no public trading market for the Company's Shares. Therefore, Purchases may encounter issues if the Purchaser wants to sell the Shares because there is not an established market with buyers interested in purchasing shares.

(k) Limited Transfer Of The Shares. Federal and state securities laws may provide substantial limitations on the transferability or the assignability of the Shares. Should a change in circumstances arising from an event not presently contemplated cause purchaser to desire to transfer his or her Shares or any portion thereof, purchaser may be prohibited from doing so, and even if permitted, purchaser may find no buyer for the Shares due to market conditions or the general illiquidity of the Shares. There is no established or public market for the Shares and it Is not anticipated that a public market for the Shares will develop.

Further, the Company's bylaws restrict the transfer of the voting common stock. Absent an affirmative vote of the Board of Directors, transfer of the voting common stock is restricted to the common shareholder's: (i) spouse, children, parents or siblings ("Family Members"); (ii) a trust where the shareholder is the grantor and the shareholder's Family Members are the beneficiaries; and, (iii) the Company. The Company's Bylaws do not restrict the transfer of the non-voting preferred stock.

(l) Inexperience Of The Officers And Directors May Hamper the Company's Operations. The Company's officers and directors have no experience in the operation of a company in the start-up or development stage. The ability of the Company to construct a facility and attract customers will depend upon the managerial abilities of the officers and directors. There is no assurance that the operation of the Company will be profitable.

(m) Not All Of The Offering Proceeds Will Be Used For The Future Growth Of The Company. No commissions or other form of remuneration will be paid to anyone involved in the offer and sale of the Shares. The Company will use its operating revenue or a portion of the proceeds from this Offering of Shares to pay for expenses relating to making the offer of the Shares, including legal expenses of approximately $50,000. The Company has already been billed for approximately $35,000 in legal fees, $30,000 of which are listed as an Accounts Payable on the Balance Sheet.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Company, organized on August 4, 2008, will build and operate an indoor/outdoor shooting and an indoor/outdoor archery facility in Douglas County, Wisconsin. The Company does not have any offers on real estate for the facilities' location. However, the Company has identified a possible site that is 10 minutes from Superior, Wisconsin and within 12 miles of Highway 53.

The Company will also offer a variety of services to its customers, including, gun cleaning services, firearm rentals for use on the facility's premises, sales of targets and ammunition. The Company will also rent safety equipment and provide firearm safety training and child care for the parent while in the classroom setting.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intended to carry out its activities. If the Company plans to offer a new product(s), state the present stage of

development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company has already received $30,000 from the NE Entrepreneur Fund of the Development Association of Douglas County. $25,000 of this loan has an interest rate of 8.6%, with the final monthly payment of $213 in May 2014. The remaining $5,000 has an interest rate of 0%, with the final monthly payment of $208 in May 2011. Currently, the monthly payments for this loan are being made by the Company with the proceeds of the $5,000 loan. The Company has also used these monies as follows: (i) booths at county fairs to market the Company's name; (ii) Faster Solutions for web design services; (iii) Swim Creative for marketing services; (iv) accounting fees; and, (v) legal fees.

The Company needs $1,400,000 in financing from all sources plus achieve the minimum amount under this Offering ($1,100,000) to proceed with its plans. The Company also plans to seek financing ($1,400,000 to $2,000,000) from the Small Business Administration. The Small Business Administration may reject the Company's loan application regardless of the results of this Offering. There is no guaranty that the Company will secure a loan from the Small Business Administration even if the minimum amount of the Offering is achieved. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering, which will still be held in escrow, to the subscribers. Currently, the Company does not have any alternative funding sources if the Small Business Administration denies its application. The Company's treasurer, Joe Harrison, is familiar with the SBA504 loan process. Based on Joe Harrison's experience as a commercial loan officer, the exact loan amount will be determined by the success of this Offering as the Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The application process for the SBA504 loan will not begin until the minimum Offering is achieved and is anticipated to take 90-180 days. The Small Business Administration requires the following from potential borrowers: (i) application; (ii) resumes of the principle shareholders; (iii) the Company's financial statements and three-year financial projections; (iv) the Company's organization documents and a resolution authorizing the Company's borrowing; and, (v) site plans for the facility (but not complete architectural plans) with cost projections. Thus, the Company has not received any preliminary loan approval for this SBA504 loan. The SBA504 loan funds will be disbursed by the loan servicer in 3 payments as the Company needs the money (demonstrated by written documentation that must be submitted by the Company). For the Company to receive the last of the 3 payments, the Company must show that the facility's construction is completed and all subcontractors have been paid. The interest rate on the SBA504 loan is tied to the prime interest rate and will fluctuate until the application is approved. The monthly payments on the SBA504 loan will begin within 30-60 days after the loan documentation is executed.

If the minimum amount of this Offering is not raised within the stated 12-month period (February 1, 2010 to February 1, 2011), all funds raised under this Offering shall be promptly returned to the subscribers.

The Company intends to use the proceeds from this offering, along with financing from the Small Business Administration and the Development Association of Douglas County, to purchase real estate in Douglas County, Wisconsin, construct a building on the real estate and purchase the necessary equipment to operate an indoor shooting range. It is anticipated that the facility will include 20 lanes that are 25 yards in length. The Company also intends to include 10 outdoor shooting lanes up to 1000 yards in length and an indoor/outdoor archery range.

The Company will also offer a variety of services to its customers, including: (i) gun cleaning services; (ii) firearm rentals for use on the facility's premises; (iii) rental of safety equipment; (iv) retail sales of targets and ammunition; and, (v) firearm safety training by certified trainers.

The Company will initially employ Pat Harrison on a full-time basis at a salary of approximately $3,350 per month for her services as Manager of the facility. The Company also anticipates hiring 3-4 additional employees as range masters and clerical staff as the business grows.

The Company also anticipates that monies will also be expended on items such as: insurance ($12,000), utilities ($39,800), loan repayments and interest to the NE Entrepreneur Fund of the Development Association of Douglas County ($4,932) and the Small Business Association (repayment amount will depend on the loan amount, interest rate and the timing of the loan) and advertising ($37,000) during the Company's first year of operating its facility.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges fro the Company's products or services, or the formula for determining the prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Based on data from the National Shooting Sports Foundation, participation in the sport of target shooting has slightly increased over the last 15 years. While target shooting is seen as a predominately "male" sport, it is gaining popularity among women. It is also a sport where a person can participate throughout their life span.

The Company desires to build the proposed indoor shooting facility in Douglas County, Wisconsin, provided that the Company is able to secure real estate in this county. It is anticipated that the facility will mainly serve Douglas County, Wisconsin and St. Louis and Carlton counties in Minnesota. The Company also believes it will attract customers from Bayfield and Washburn counties and state-wide customers from competitions.

According to HUNTINGnavigator.com, there are 110 shooting ranges in Wisconsin, with only 20 of the 110 shooting ranges being indoor public ranges. Minnesota has 79 shooting ranges.

Based on information provided by local firearm dealers in Douglas County, people travel up to 30 minutes to visit a shooting range. Thus, for marketing and competition purposes, the Company is focused on other shooting and archery facilities within a 30-minute drive.

The closest shooting ranges to the proposed shooting range facility are: (i) Shooting Sports Education Center in Grand Rapids, Minnesota; and, (ii) the George Constance Memorial Rifle Range just outside of Superior, Wisconsin.

The Shooting Sports Education Center is approximately 1½ hours from the proposed shooting range facility. It is a public facility that offers indoor shooting ranges and outdoor archery facilities.

The George Constance Memorial Rifle Range is operated by the Douglas County Fish and Game League and is located within 3 miles of the Company's proposed site. The George Constance Memorial Rifle Range does not charge individuals to use its facilities. Rather, it relies on donations. The facility offers only outdoor pistol and rifle shooting (6 lanes @ 10 yards; 20 lanes @ 20 yards; 6 lanes @ 25 yards; 20 lanes @ both 50 yards and 100 yards; and, 10 lanes @ both 200 yards and 300 yards) and will expand to include shotgun shooting in the near future. The facility has limited hours of availability in the summer (open only 3 days a week). However, the range is open every day from Labor Day to November.

The Company will offer a different shooting experience than the experience offered by the George Constance Memorial Rifle Range. The Company will offer longer hours for access. Further, the Company's indoor facilities will allow patrons to shoot in a climate of at least 6-month winters.

The Company anticipates that it will charge a range lane rate of $10 per hour. The proposed rate of $10 is lower than the national average range lane rate of $10.34 (as determined by the National Association of Shooting Ranger's Consumption reports). A fee of $5 is the estimated fee to rent a firearm. The proposed gun cleaning fee is $15, again, lower than the $25 fee for this serviced charged by the local firearm shop. The Company may also consider half-hour shooting increments. The Company believes it can effectively compete in the current market place because there is not a private, indoor shooting and archery facility in the facility's market area as determined by the Company's research (See Response to 3(d)). Further, its competitive pricing and proposed space for gun and archery education will add value for the Company's customers.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% of more) of the Company's sales.

The Company plans to specifically target archers, firearm owners, women and law enforcement personnel to be customers of the Company:

- The Company believes that archers and firearm owners will use its facilities given the scarcity of similar facilities in the area. The indoor nature of the shooting range facility will also be an advantage for the Company, particularly during inclement weather.
- The Company intends to provide services such as safety and educational classes for women to improve or develop the market. To support the programs, the Company plans to offer childcare services for students while in the classroom.
- The Company will obtain letters of endorsement from local law enforcement agencies in Douglas County and the City of Superior in hopes of attracting local law enforcement personnel to its facility.

The Company intends to secure the services of an established public relations firm to assist with its advertising. The Company has not obtained any market studies. However, the Company researched the market by: (i) using tools from www.HUNTINGnavigator.com to determine potential direct competitors; (ii) reviewing consumption reports showing the frequency firearm owners and archers visit ranges, an average percentage of shooting and archery participants per state, the average range fees and the percentage of householders owning a firearm from the National Association of Shooting Ranges; (iii) conducting meetings with area shooting clubs concerning the market; and, (iv) collecting data via a survey at the Douglas County Fish & Game League's Outdoor Show and the Becoming an Outdoor Woman events concerning the potential market and preferences relating to shooting and archery services. The Company is using this information in its marketing and business plans. It intends to target women and law enforcement as these groups, particularly women, are growing increasingly interested in the sport of shooting.

The Company plans to capitalize on its environmentally-friendly approach of lead containment and abatement plan as follows: the outdoor shooting area will have a 30' x 50' concrete pad to catch any unspent gun powder and prevent it from being absorbed into the soil and groundwater. The concrete will be washed down periodically into a trench located on the side of the concrete pad. The unspent gun powder will travel, by gravity, into a rubber-lined evaporation pond where the lead will sink to the bottom. A secondary pond will be attached to the evaporation pond to handle overflow from the rain. The secondary pond will be tested semi-annually for contaminates. If the water test reveals that the secondary pond water is clean, it will be released to the surrounding real estate. If the water has contaminates, the water will be collected and transported to the local waste water treatment plant that is able to clean contaminates from the water. Based on an estimate provided by Robert Dowell, Wiikwaibaan Inini, Inc., a business that specialized in the design and maintenance of waste water systems, the cost of this system is estimated to be $10,000.

The Company's marketing plan will be multi-faceted. The Company will market its services through advertising, particularly at regional outdoor sporting events, and personal contact with gun and archery enthusiasts at sporting shows and events. The Company also plans to promote league shooting and regional competitions among shooting club members. For example, the Company had a presence at the Douglas County Fish & Game League's Outdoor Show where it collected email addresses from show attendees. The Company also has attended Becoming an Outdoor Woman events and gather attendee contact information.

The Company does not currently have any customers that account or will account for a major portion of the Company's sales.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

None.

As of ___/___/______ (a recent date) $____________ N/A

As of ___/___/______ (one year earlier) $____________ N/A

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

None.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Currently, the Company does not have any employees and will not have any employees for the next 12 months. It anticipates that it will have 5 employees within its first 12 months of the facility's operation. The Company is contemplating offering employees possible benefits as described below. The cost associated with each possible benefit varies. For example, the Company could offer medical insurance and require the employee to pay for a portion of the premium. The Company will consider the cost of each of these possible benefits when determining what benefits, if any, may be offered to employees.

- Employees #1: Manager
    - Full-time position;
    - In charge of daily operations;
    - Estimated total monthly salary for the position: $3,350
    - Proposed optional benefits may include: medical, dental, vision, life and disability insurance; pension plan; and, profit-sharing plan
    - No collective bargaining agreement
    - No strikes now or during the last three years

- Employees #2-5: Clerical / Range Masters
    - Four part-time positions
    - In charge of lane and firearm rental and public safety while the range is in use
    - Estimated total monthly salary for all 4 positions: $4,533
    - Proposed optional benefits may include: medical, dental, vision, life and disability insurance; pension plan; and, profit-sharing plan
    - No collective bargaining agreement
    - No strikes now or during the last three years

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company has already received $30,000 from the NE Entrepreneur Fund of the Development Association of Douglas County. $25,000 of this loan has an interest rate of 8.6%, with the final payment of $213 due May 2014. The remaining $5,000 has an interest rate of 0%, with the final monthly payment of $208 due May 2011. Currently, the monthly payments for this loan are being made by the Company with the proceeds of the $5,000 no interest portion of the loan from the NE Entrepreneur Fund of the Development Association of Douglas County.

The Company needs $1,400,000 in financing from all sources plus achieve the minimum amount under this offering ($1,000,000) to proceed with its plans. The Company also plans to seek financing ($1,400,000 to $2,000,000) from the Small Business Administration. The Small Business Administration may reject the Company's loan application regardless of the results of this Offering. There is no guaranty that the Company will secure a loan from the Small Business Administration even if the minimum amount of the Offering is achieved. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company' plans and will promptly return all funds raised under this Offering, which will still be held in escrow, to the subscribers. Currently, the Company does not have any alternative funding sources if the Small Business Administration denies its application. The Company's treasurer, Joe Harrison, is familiar with the SBA504 loan process. Based on Joe Harrison's experience as a commercial loan officer, the exact loan amount will be determined by the success of this Offering. The Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The application process for the SBA504 loan will not begin until the minimum offering is achieved and is anticipated to take 90-180 days. The Small Business Administration requires the following from potential borrowers: (i) application; (ii) resumes of the principle shareholders and three-year financial projections; (iv) Company's organizational documents and a resolution authorizing the Company's borrowing; and, (v) site plans for the facility (but not complete architectural plans). Thus, the Company has not received any preliminary loan approval for this SBA504 loan. The SBA504 loan funds will be disbursed by the loan servicer in 3 payments as the Company needs the money (demonstrated by written documentation that must be submitted by the Company). For the Company to receive the last of the 3 payments, the Company must show that the facility's construction is complete and all subcontractors have been paid. The interest rate on the SBA504 loan is tied to the prime interest rate and will fluctuate until the application is approved. The monthly payments on the SBA504 loan will begin within 30-60 days after the loan documentation is executed.

If the minimum amount of this Offering is not raised within the stated 12-month period (February 1, 2010 to February 1, 2011), all funds raised under this Offering shall be promptly returned to the subscribers.

The Company does not currently own or lease any principal properties. The Company intends to acquire a parcel of real estate in Douglas County, Wisconsin for an estimated cost of $150,000. It plans to use the proceeds from this Offering and financing through the Small Business Administration or the NE Entrepreneur Fund of the Development Association of Douglas County to purchase the real estate.

The Company also intends to construct a building on the real estate for an estimated price of $3,850,000. It plans to use the proceeds from this Offering and to secure financing through the Small Business Administration to construct the facility. If the maximum amount of this Offering is not raised, the Company will have to reduce its costs in constructing a facility. These reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building's size.

The Company intends to use $500,000 of the Offering proceeds to purchase equipment such as a bullet catcher, lead abatement, targets, target retrieval, video shooting and air exchange ventilation equipment and inventory such as firearms for rental, ammunition and safety equipment for the facility.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations are not expected to depend on confidential information. Rather, the technology and methods employed by shooting and archery ranges is well-known in the industry. The Company does not anticipate that it will spend any money on research and development expenditures.

(i) If the Company's business, products or properties are subject to material regulation (including environmental regulation) by federal, state or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company intends to rent firearms for use only on the Company' premises and sell ammunition. Firearms and ammunition may be subject to the Gun

Control Act administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives ("ATF"). The Gun Control Act requires the Company to become licensed and keep certain records related to firearm and certain ammunition sales and firearm rentals when the rented firearm will be taken off of the Company's licensed premises.

If the Company fails to abide by the Gun Control Act, the Company could be subject to civil and criminal liabilities.

As a result of the regulation compliance, the Company intends to purchase certain computer software that will assist it in the record-keeping requirements mandated by the regulations.

Currently, there are no Wisconsin Statutes or Douglas County or City of Superior ordinances regulating or prohibiting the Company's proposed activity. However, the Company will need to keep updated on any future law or regulation concerning its operations.

(j) **State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

The Company does not have any subsidiaries.

(k) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lessor period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs, or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

The Company was organized on August 4, 2008. The Company has not and does not anticipate any mergers, acquisitions, spin-offs or recapitalizations.

4. (a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

The Company was organized on August 4, 2008. However, the following events and milestones must occur before the Company can be profitable.

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
Secure financing from the NE Entrepreneur Fund of the Development Association of Douglas County. Anticipated Cost: $0	The Company completed and submitted the appropriate documentation (application, organizational documents for the Company, financial statements for the Company and the individual board members) for financing in the amount of $30,000.	Completed Financing received $25,000 at interest rate of 8.6% (monthly payment of $213 until May 2014) and $5,000 at interest rate of 0% (monthly payment of $208 until May 2011).
Sale of securities pursuant to this Offering.	A delay in the sale of securities will cause a delay in the Company achieving its minimum offering. This minimum offering delay will force the Company to wait to purchase real estate until the minimum offering is achieved. This delay will have little impact on the Company's liquidity given the anticipated low monthly expenses during this time.	February 1, 2011.
Secure financing from the Small Business Administration in the amount of $1,400,000 (if minimum offering is achieved) to $2,000,000 (if maximum offering is achieved). Anticipated Cost: $500 to update	The Company's treasurer, Joe Harrison, is familiar with the SBA504 loan process. Based on Joe Harrison's experience as a commercial loan officer, the exact loan amount will be determined by the success of this Offering. The Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The Company will complete and submit the appropriate documentation (application, financial statements of the Company, three-year	The Company is working with Steve Welnitz, representative from the Development Association of Douglas County, who is knowledgeable about the SBA loan process to prepare for the

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
financial statements. The founding Shareholders will not charge the company for their time in creating the rest of the application documents. The necessary project plans are already completed.	financial projections, principle shareholders' resumes, site plans with cost projections, Company's organizational documents and Company resolution authorizing the Company to borrow the money) after the Company achieves at least the minimum amount of this Offering. The interest rate for this financing is tied to the prime rate and will not be determined until the application is approved. The application process for this financing is anticipated to take 90-180 days. There is no guaranty that the Company will secure a loan from the Small Business Administration even if the minimum amount of the Offering is achieved. If the Company is unable to secure at least $1,400,000 from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering, which will still be held in escrow, to the subscribers. Currently, the Company does not have any alternative funding sources if the Small Business Administration denies its application. The monthly payments on the SBA504 loan will begin within 30-60 days after the loan documentation is completed.	SBA application requirements. Within 6-9 months after the minimum offering is achieved.
Estimated operating expenses and repayment of accounts payable.	During the upcoming fiscal year, the Company anticipates that it will incur the following operating expenses even if the Offering is unsuccessful: • $2,900 to Faster Solutions for future development of the Company's	December 2009 – December 2010

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
	website, including, but not limited to, the placement of this Offering on the site (anticipated to be incurred during the 1st quarter of 2010). • $1,000 on Company promotional items such as hats and mugs (anticipated to be incurred in the Spring 2010). • $75 for membership in the National Shooting Sports Federation (anticipated to be incurred in the Summer 2010). • $1,000 for presence at shooting and archery trade shows (anticipated to be incurred in the Spring 2010). • $5,000 for attorneys' fees (anticipated to be incurred throughout the fiscal year). • $5,000 for accounting fees (anticipated to be incurred throughout the fiscal year). • $10,000 for printing and potential investor packet design (connected to the Offering). The Company also has the following accounts payable during the upcoming year: • $50,000 for attorneys' fees to be paid from the Offering proceeds. • $421 monthly payments on the NE Entrepreneur Fund of the Development Association of Douglas County loan until the minimum offering amount is achieved. • Monthly payments on the SBA504 loan in an amount to be determined. These payments will not begin until the minimum amount of this Offering	

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
	is achieved and the SBA504 loan documents are executed.	
Purchase real estate for the facility. Anticipated Cost: $160,000 (Real estate agent: $10,000 plus cost of land: $150,000)	The Company will contract with Edwards Realty to locate an appropriate parcel of real estate for the facility. The Company has identified a possible site that is 10 minutes from Superior, Wisconsin and within 12 miles of Hwy 53. The Company will need to select a parcel, make an offer on the real estate, and close the transaction. The purchase agreement shall be contingent on the Company obtaining the necessary permits and use approvals from the Wisconsin Department of Natural Resources, the Army Corps of Engineers and the local County officials (local building permits). The monies from this Offering shall be used to purchase this real estate.	The Company has had discussions with Edwards Realty about a potential relationship in assisting the Company purchase real estate for the facility. The Company has 4 potential locations. The Army Corps of Engineers and the Department of Natural Resources reviewed the 4 potential sites and both entities agreed on the same parcel. This parcel has a higher elevation, few neighbors, and was not located in any wetlands. This parcel is the Company's targeted location. Within 6 months after the SBA504 loan is executed.

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
Build the facility on the real estate. Anticipated Cost: $1,750,000 to $3,850,000 (Architect: $350,000; Contractor: $1,400,000 to $3,500,000)	The Company shall: • Solicit bids from 3-5 architects to create plans for the facilities based on the rendition already obtained by the Company. • Select architectural firm and complete the drawings for the facility • Once the architectural plans are complete, send the plans to 3-5 contractors to build the facility. • Select contractor and commence construction. • Construct building.	• The Company has preliminary drawings of the proposed facility. 6-7 months after the SBA504 loan is executed. • 7-8 months after the SBA504 loan is executed. • 8-9 months after the SBA504 loan is executed. • 9-13 months after the SBA504 loan is executed. • 3-4 months to construct the building.
Purchase Equipment and Inventory for the facility. Anticipated Cost: $500,000.	The Company shall purchase the necessary equipment (bullet catcher, lead abatement, targets, target retrieval, video shooting, and air-exchange ventilation equipment) and inventory (firearms for rental, ammunition and safety equipment) for the facility.	The Company has researched the potential costs of the equipment, but has not made any equipment purchases yet. 11-13 months after the SBA504 loan is executed.
Facility opens and the Company makes its first sale.	The Company anticipates that it will make its first sale in January 2013.	January 2013

(b) **State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Questions Nos. 11 and 12).**

Event	**Effect of Delay**
Financing from the NE Entrepreneur Fund of the Development Authority of Douglas County	No delay possible; financing of $30,000 already received by the Company
Sale of securities pursuant to this Offering	A delay in the sale of securities will cause a delay in the Company achieving its minimum offering. This minimum offering delay will force the Company to wait to purchase real estate until the minimum offering is achieved. This delay will have little impact on the Company's liquidity given the anticipated low monthly expenses during this time.
Financing from the Small Business Administration	Delays with obtaining financing from the Small Business Administration will delay the Company's plans to construct the facility and beginning revenue-generating activities. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to move forward with its plans and will promptly return all funds raised under this Offering to subscribers.
Purchase real estate	Delays in the necessary milestone in purchasing real estate will delay the Company's plans to build the facility and begin revenue-generating operations. This delay will have little impact on the Company's liquidity given the anticipated low monthly expenses during this time.
Build the facility on the real estate	Delays in building the facility will delay the Company's plans to begin revenue-generating operations. This delay will have little impact on the Company's liquidity given the anticipated low monthly expenses during this time.
Purchase the equipment	Delays in purchasing the equipment will delay the Company's plans to begin revenue-generating operations. This delay will have substantial impact

Event	Effect of Delay
	on the Company's liquidity given the anticipated monthly expenses such as loan repayments to the Small Business Administration during this time.
Facility opens and the Company makes its first sale	Delays related to opening the facility will delay the Company's revenue-generating operations. This delay will have substantial impact on the Company's liquidity because it will delay the Company's ability to generate a profit and pay expenses such as the loan repayments to the Small Business Administration.

If the Company encounters delays with any of the events or milestones listed above, the Company will be delayed in starting its operations and revenue generation.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total ($338.00) ($1.66 per share)

As of September 30, 2009, the net losses were $15,977 or a loss of $78.32 per share.

The Company is a start-up organization that has not yet constructed its facility that is required before the organization may start sales. The proceeds of this Offering will, in part, fund the construction of the Company's facility so it may begin to conduct operations.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share	=	
Net After-Tax Earnings Last Year Per Share		**(price / earnings multiple)**

The Company was organized on August 4, 2008. The Company did not have any profits for the last fiscal year.

7. (a) **What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

($24,230.00)($118.77 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The Company is a start-up organization that has not yet constructed its facility that is required before the organization may start sales. The proceeds of this Offering will, in part, fund the construction of the Company's facility so it may conduct operations and earn revenue.

(b) **State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt).**

The Company has not issued any securities during the last 12 months. The Company issued securities to the following individuals on August 11, 2008:

NAME	NUMBER OF VOTING COMMON SHARES	CONSIDERATION	RELATIONSHIP
Nancy Bode	66	$13,200 Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price.	Founding Shareholder / President / Director

NAME	NUMBER OF VOTING COMMON SHARES	CONSIDERATION	RELATIONSHIP
Joe Harrison (spouse of Pat Harrison)	66	$13,200 Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price.	Founding Shareholder / Treasurer / Secretary / Director
Dan Parkinson	66	$13,200 Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price.	Founding Shareholder / Vice President / Director / Range Master
Theresa Olson	6	Services performed for the Company including: handling possible financing options for the Company with the NE Entrepreneur Fund of the Development Association of Douglas County, Small Business Administration and this Offering valued at $1,200.	Founding Shareholder

8. (a) **What percentage of outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants and rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.**

VOTING COMMON SHARES
If the maximum of the voting common shares is sold: 32%
If the minimum of the voting common shares is sold: 3%

NON-VOTING PREFERRED SHARES
If the maximum of the non-voting preferred shares is sold: 100%
If the minimum of the non-voting preferred shares is sold: 100%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $5,000,000
If the minimum is sold: $3,140,000

These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: See explanation, above. **These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in these calculations. The amount of such cash would be:** See explanation, above.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of proceeds from this offering:

DESCRIPTION	IF MINIMUM SOLD WITH FINANCING	PERCENT	IF MAXIMUM SOLD	PERCENT
PROCEEDS FROM THIS OFFERING	$1,100,000	43.4%	$2,960,000	59.3%
FINANCING FROM THE SMALL BUSINESS ADMINISTRATION[1]	$1,400,000	55.4%	$2,000,000	40.2%
FINANCING FROM THE DEVELOPMENT ASSOCIATION OF DOUGLAS COUNTY	$30,000	1.2%	$30,000	0.5%
PROCEEDS SUBTOTAL	$2,530,000	100%	$4,990,000	100%
LESS: OFFERING EXPENSES				
Legal and Accounting	$60,000	2.3%	$60,000	1.2%
Copying and Advertising	$5,000	0.2%	$5,000	0.1%
NET PROCEEDS	$2,465,000		$4,925,000	
USE OF NET PROCEEDS:				
Real Estate for Indoor Shooting Range	$150,000	6%	$150,000	3%
Architect Fees to Prepare Renderings of the Facility	$350,000	14%	$350,000	7%
Contractor Fees and Materials Related to the Construction of the Facility[2]	$1,400,000	55%	$3,500,000	70.2%
Inventory	$25,000	1%	$25,000	0.5%
Equipment	$500,000	20%	$500,000	10%
Working Capital[3]	$40,000	1.5%	$400,000	8.0%

---

[1] The Company needs $1,400,000 minimum financing from all sources to proceed with its plans. If the Company is unable to secure $1,400,000 from the Small Business Administration within 9 months after the minimum amount of this Offering is achieved, the Company will be unable to proceed with its plans and will promptly return all monies raised under this Offering to the subscribers.

[2] If the Company achieves the minimum amount of this Offering and the financing from the Small Business Administration, the facility will include: (i) 7 lanes for indoor archery; (ii) 21 lanes for indoor shooting; (iii) a 14' x 24' room for daycare; (iv) 2 classrooms; (v) a video shooting room; (vi) administrative offices; (vii) a room for gun cleaning; (viiii) storage room; (ix) restrooms; and, (x) an outdoor archery range with 10 lanes. If the Company is able to raise the maximum amount of this Offering and the financing from the Small Business Administration, it will be able to construct the facilities for skeet/trap shooting.

[3] Until operations result in sufficient revenue, the working capital will be used for payment of the Company's expenses such as insurance ($12,000), utilities ($39,800), loan and interest repayments to the NE Entrepreneur Fund of the Development Association of Douglas County ($4,932) and the Small Business Association (repayment amount will depend on loan amount, interest rate and timing of the loan) and other costs related to the development of the Company's business such as advertising ($37,000).

(b) **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

The Company must raise $1,100,000 before the Company may use the proceeds of the offering.

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to arrangement and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his or her investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

10. (a) **If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

The Company has already received $30,000 from the NE Entrepreneur Fund of the Development Association of Douglas County. $25,000 of this loan has an interest rate of 8.6%, with the final monthly payment of $213 in May 2014. The remaining $5,000 has an interest rate of 0%, with the final monthly payment of $208 in May 2011. Currently, the monthly payments for this loan are being made by the Company with the proceeds of the $5,000 loan.

The Company needs $1,400,000 in financing from all sources plus achieve the minimum amount under this Offering ($1,100,000) to proceed with its plans.

The Company also plans to seek financing ($1,400,000 to $2,000,000) from the Small Business Administration. The Small Business Administration may reject the Company's loan application regardless of the result of this Offering. There is no guaranty that the Company will secure a loan from the Small Business Administration even if the minimum Offering is achieved. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering, which will still be held in escrow, is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering to the subscribers. Currently, the Company does not have any alternative funding sources if the Small Business Administration denies its application. The Company's treasurer, Joe Harrison, is familiar with the SBA504 loan process. Based on Joe Harrison's experience as a commercial loan officer, the exact loan amount will be determined by the success of this Offering as the Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The application process for the SBA504 loan will not begin until the minimum offering is achieved and is anticipated to take 90-180 days. The Small Business Administration requires the following from potential borrowers: (i) application; (ii) resumes of the principle shareholders; (iii) the Company's financial statements and three-year financial projections; (iv) Company's organizational documents and a resolution authorizing the Company's borrowing; and, (v) site plans for the facility (but not complete architectural plans) with cost projections. Thus, the Company has not received any preliminary loan approval for this SBA504 loan. The SBA504 loan funds will be disbursed by the loan servicer in 3 payments as the Company needs the money (demonstrated by written documentation that must be submitted by the Company). For the company to receive the last of the 3 payments, the Company must show that the facility's construction is completed and all subcontractors have been paid. The interest rate on the SBA504 loan is tied to the prime interest rate and will fluctuate until the application is approved.

The monthly payments on the SBA504 loan will begin within 30-60 days after the loan documentation is executed.

If the minimum amount of this Offering is not raised within the stated 12-month period (February 1, 2010 to February 1, 2011), all funds raised under this Offering shall be promptly returned to the subscribers.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

The following indebtedness will be paid from the Offering proceeds:

- NE Entrepreneur Fund of the Development Association of Douglas County: monthly repayment (8.6% interest rate) of $213 until May 2014; monthly repayment (0% interest rate) of $208 until May 2011.
- SBA504 loan repayment: TBD
- Legal fees to Murphy Desmond S.C. for fees associated with the Offering: $50,000.
- Accounting fees to Donn Berquist associated with the Offering: $5,000.

The Company used the proceeds from Nancy Bode, Joe Harrison and Dan Parkinson's purchase of their respective Shares in the Company to pay down the loans from those Shareholders. No Offering proceeds will be used to repay the loans owed to Nancy Bode, Joe Harrison and Dan Parkinson.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from the officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost and any profit to such persons.

- The Company intends to use $150,000 of the offering proceeds and financing from the Small Business Administration or the NE Entrepreneur Fund of the Development Association of Douglas County to purchase real estate in Douglas County for the indoor shooting range facility.

- If the maximum amount of this Offering is raised, the Company intends to use $3,850,000 of the Offering proceeds and financing from the Small Business Administration to construct the facility on the real estate. If less than the maximum amount of this Offering is raised, the Company will have to reduce its costs in constructing a facility. These reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building's size.

- The Company intends to use $500,000 of the Offering proceeds to purchase equipment such as: a bullet catcher, lead abatement, targets, target retrieval, video shooting and air-exchange ventilation equipment and inventory such as: firearms for rental, ammunition and safety equipment for the facility.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

None.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement

obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is a new company with no operating history. Further, it does not own the necessary real estate and building facilities required to fulfill its stated purpose. If the Company is unable to secure financing through the Small Business Administration or raise the minimum amount under this Offering, it will be unable to construct its facility or conduct operations. This lack of financing will lead to significant cash flow problems for the Company.

The Company currently has working capital in the amount of $2,018. There is insufficient working capital as a reserve beyond 3 months of initial operations.

The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. The Company does not have any trade payables. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company has already received $30,000 from the NE Entrepreneur Fund of the Development Association of Douglas County, $25,000 of this loan has an interest rate of 8.6%, with the final monthly payment of $213 in May 2014. The remaining $5,000 has an interest rate of 0%, with the final monthly payment of $208 in May 2011. Currently, the monthly payments for this loan are being made by the Company with the proceeds of the $5,000 loan

The Company needs $1,400,000 in financing from all sources and to achieve the minimum amount of this Offering ($1,100,000) to proceed with its plans.

The Company also plans to seek financing ($1,400,000 to $2,000,000) from the Small Business Administration. The Small Business Administration may reject the Company's loan application regardless of the result of this Offering. There is no guaranty that the Company will secure a loan with the Small Business Administration even if the minimum amount of the Offering is achieved. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration within 9 months after the minimum amount of this Offering, which will still be in escrow, is achieved, the Company will be unable to move forward with the Company's plans and will promptly return all funds raised under this Offering to the subscribers. Currently, the Company does not have any alternative funding sources if the Small Business Administration denies its application. The Company's treasurer, Joe Harrison, is familiar with the SBA504 loan process. Based on Joe Harrison's experience as a commercial loan officer, the exact loan amount will be determined by the success of this Offering as the Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The application process for the SBA504 loan will not begin until the minimum offering is achieved and is anticipated to take 90-180 days. The Small Business Administration requires the following from potential borrowers: (i) application; (ii) resumes of the principle shareholders; (iii) the Company's financial statements and three-year financial projections; (iv) the Company's organization documents and a resolution authorizing the Company's borrowing; and, (v)site plans for the facility(but not complete architectural plans) with cost projections. Thus, the Company has not received any preliminary loan approval for this SBA504 loan. The SBA504 loan funds will be disbursed by the loan servicer in 3 payments as the Company needs the money (demonstrated by written documentation that must be submitted by the Company). For the Company to receive the last of the 3 payments, the Company must show that the facility's construction is completed and all subcontractors have been paid. The interest rate on the SBA504 loan is tied to the prime interest rate and will fluctuate until the application is approved. The monthly payments on the SBA504 loan will begin within 30-60 days after the loan documentation is executed.

If the minimum amount of this Offering is not raised within the stated 12-month period (February 1, 2010 to February 1, 2011), all funds raised under this Offering shall be promptly returned to the subscribers.

The Company intends to use the proceeds from this offering, along with financing from the Small Business Administration and the Development Association of Douglas County, to purchase real estate in Douglas County, Wisconsin, construct a building on the real estate and purchase the necessary equipment to operate an indoor shooting range. It is anticipated that the facility will include 20 lanes that are 25 yards in length. The Company also intends to include 10 outdoor shooting lanes up to 1000 yards in length and an indoor/outdoor archery range.

The Company will also offer a variety of services to its customers, including: (i) gun cleaning services; (ii) firearm rentals for use on the facility's premises; (iii) rental of safety equipment; (iv) retail sales of targets and ammunition; and, (v) firearm safety training by certified trainers.

The Company will initially employ Pat Harrison on a full-time basis at a salary of approximately $3,350 per month for her services as Manager of the facility. The Company also anticipates hiring 3-4 additional employees as range masters and clerical staff as the business grows.

The Company also anticipates that monies will also be expended on items such as: insurance ($12,000), utilities ($39,800), loan and interest repayments to the NE Entrepreneur Fund of the Development Association of Douglas County ($4,932) and the Small Business Administration (repayment amount will depend on loan amount, interest rate and timing of the loan) and advertising ($37,000) during the Company's first year of the facility's operations.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of: 9/30/09	Amount Outstanding (As Adjusted)	
		Minimum	Maximum
Debt:			
Short-term debt	$45,672	0	0
Long-term debt	$11,721	$1,411,721	$2,011,721
Total Debt[4]	$57,393	$1,411,721	$2,011,721
Stockholders Equity (Deficit):			
Preferred Stock – no par value	0	$1,000,000	$2,000,000
Common Stock – no par value	$40,800	$140,800	$1,000,800
Additional paid in capital	0	0	0
Retained earnings (deficit)	($16,570)	0	0
Total stockholders equity (deficit)	$24,230	$1,140,800	$3,000,800
Total Capitalization	$81,623	$2,552,521	$5,012,521

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
10,000	No par value	$250 per share

Number of common shares authorized: 300 voting common shares.
Par or stated value per common share, if any: no par value

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

[4] The long-term debt is computed by adding the sum of the long-term portion of the NE Entrepreneur Fun of the Development Association of Douglas County ($11,721) plus the anticipated loan from the Small Business Administration ($1,400,000 if the minimum Offering is achieved and $2,000,000 if the maximum offering is achieved).

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[X] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________
[X] Other: 96 shares of voting common stock; and,
8,000 shares of non-voting preferred stock

15. The voting common securities have:

Yes	No	
[ ]	[X]	**Cumulative voting rights**
[X]	[ ]	**Other special voting rights**
[ ]	[X]	**Preemptive rights to purchase in new issues of shares**
[ ]	[X]	**Preference as to dividends or interest**
[ ]	[X]	**Preference upon liquidation**
[ ]	[X]	**Other special rights or preferences (specify): ____________**

Explain: The voting common shares vote on all shareholder matters affecting the Company, including, but not limited to, amending the Bylaws and electing the directors. Pursuant to Section 3.6, the voting common shareholders are able to attend and vote their respective shares at shareholder meetings. However, there are no cumulative voting rights.

There are no preemptive rights. (See Section 2.5 of the Bylaws).

There are also transfer restrictions on the voting common stock. (See Section 2.5 in the Bylaws). A shareholder holding voting common stock may transfer his or her shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) the Company. All other transfers of the voting common stock must be approved by the affirmative vote of the majority of directors on the Board of Directors.

Further, each transfer of voting common shares is subject to the Company receiving a written statement from the transferor's counsel that shows to the Company's satisfaction that such transfer will meet all applicable transfer, tax and securities laws or be exempt therefrom. The Company may also seek its own legal opinion on these transfer matters and any expenses incurred by the Company in obtaining said opinion shall be paid by the transferring shareholder. (See Section 2.5 of the Bylaws).

Pursuant to Section 2.6 of the Bylaws, the Board of Directors establishes the amount of cash available for dividend distribution ("Available Cash") each year. The voting common stock holders receive the Available Cash on a pro rata basis after the non-voting preferred shareholders receive 6% of the preferred shareholder's initial investment in the Company. There are no cumulative dividends.

The non-voting preferred securities have:

Yes	No	
[ ]	[X]	**Cumulative voting rights**
[ ]	[X]	**Other special voting rights**
[ ]	[X]	**Preemptive rights to purchase in new issues of shares**
[X]	[ ]	**Preference as to dividends or interest**
[X]	[ ]	**Preference upon liquidation**
[ ]	[X]	**Other special rights or preferences (specify):** ____________

Explain: The non-voting preferred shares do not vote on any matters affecting the Company. Pursuant to Section 3.6, the non-voting preferred shareholders are able to attend the meeting of shareholders. However, they are not allowed to vote.

There are no preemptive rights. (See Section 2.5 of the Bylaws).

Pursuant to Section 2.5, there are no transfer restrictions on the non-voting preferred shares. However, the Company must be advised of the name, address and email address of each transferee and the number of non-voting preferred shares to be owned by the transferee.

Further, any transfer of shares received under this offering must be accompanied by an opinion of counsel consenting to the legality of said transfer.

Pursuant to Section 2.6 of the Bylaws, the Board of Directors establishes the amount of cash available for dividend distribution ("Available Cash") each year. The preferred shareholders receive 100% of the Available Cash on a pro rata basis until each preferred shareholder receives 6% of the preferred shareholder's initial investment in the Company. There are no cumulative dividends.

16. Are the securities convertible? [ ] **Yes** [X] **No**
If so, state conversion price or formula.

Date when conversion becomes effective: ___/___/____ N/A
Date when conversion expires: ___/___/____ N/A

17. (a) If securities are notes or other types of debt securities:

None.

(1) What is the interest rate? ___**%** N/A
If interest rate is variable or multiple rates, describe: N/A

(2) **What is the maturity date? ___/___/____** N/A
If serial maturity dates, describe: N/A

(3) **Is there a mandatory sinking fund? [ ] Yes [X] No**
Describe: N/A

(4) **Is there a trust indenture? [ ] Yes [X] No**
Name, address and telephone number of the trustee: N/A

(5) **Are the securities callable or subject to redemption?[ ] Yes [X] No**
Describe, including redemption prices: N/A

(6) **Are the securities collateralized by real or personal property?**
[ ] Yes [X] No Describe: N/A

(7) **If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.**

The Company has received $30,000 from the NE Entrepreneur Fund of the Development Association of Douglas County. The securities are not subordinated in right of payment of interest or principal on this loan. However, the Company plans to submit a financing application to the Small Business Administration for $1,400,000 to $2,000,000. It is likely that if the financing request is approved, the financing terms will require the Company to subordinate the rights of the securities in favor of the Small Business Administration.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest and principal?
$0 (See above relating to pending financing).

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?
$0

How much indebtedness is junior (subordinated) to the securities?
$0

(b) **If notes or other types of debt securities are being offered and the Company had earning during its last fiscal year, show the ratio of earnings to fixed charges on actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium**

and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ration of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Last Fiscal Year Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges"	0	0	0
If no earnings show "Fixed Charges" only	0	0	0

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of any earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Questions Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

The Company was organized on August 4, 2008. The Company had zero earnings for the last fiscal year. As of September 30, 2009, the Company had zero earnings from continuing operations. The Company paid $255 in interest on the NE Entrepreneur Fund Loan during 2009.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [ ] Yes [X] No
Are securities callable? [ ] Yes [X] No

Explain: Pursuant to Section 2.5(f), there are no cumulative dividends. Further, the securities are not callable.

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

The Company has received $30,000 from the NE Entrepreneur Fund of the Development Association of Douglas County. The securities are not subordinated in right of payment of interest or principal on this loan. However, the Company plans to submit a financing application to the Small Business Administration for $1,400,000 to $2,000,000. It is likely that if the financing request is approved, the financing terms will require the Company to subordinate the rights of the securities in favor of the Small Business Administration.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: ($16,232)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

None.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

None.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

None.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

The securities will be registered with the state agencies in Wisconsin and Minnesota. The following individuals at the Company will make this Offering:

Name:	Nancy Bode
Address:	507 Clough Avenue, Superior, WI 54880
Telephone No.:	(218) 349-0686
Name:	Joe Harrison
Address:	807 Wright Street, Brainerd, MN 56401
Telephone No.:	(218) 838-2208
Name:	Dan Parkinson
Address:	1321 Cedar Avenue, Superior, WI 54880
Telephone No.:	(218) 348-1117

The Company's officers and directors do not have plans to purchase shares in the Offering; however, these individuals may purchase shares in the Offering if said purchase will allow the Company to meet the minimum Offering.

The securities will be offered as follows:
Internet. The Company has secured the website, www.oakleysshootingrange.com. Once the applicable securities regulators have approved the Offering, the Company will create a page on its website to solicit sales of its securities. The first page will state that the Company seeks to raise a maximum of $2,960,000 through the sale of non-voting preferred stock and voting common stock to Wisconsin and Minnesota residents only. Potential investors will then have to double-click on a button affirming that the interested individual is a Wisconsin or Minnesota resident.

The next page of the website will contain two sections: (i) a place for a registered potential investor to enter his or her username and password; or, (ii) a place for new potential investors to register and obtain a username and password by entering his or her name, address (with a dropdown box listing only Wisconsin or Minnesota as potential states), email address and selecting a username and password. This registration requirement will allow the Company to track those individuals who have accessed the Offering. The page will also contain an election by the potential investor to receive the Offering materials electronically or a hard copy via the mail. The potential investor may change his or her preferred method of delivery by emailing the Company his or her delivery preference change at any time during the course of the Offering.

If the potential investor selects the hard copy via mail option, the webpage will thank the potential investor for his or her interest and advise the potential investor that the Company will send the Offering to the potential investor at no charge via mail in 3-5 business days.

If the potential investor elects to receive a copy of the Offering electronically, a webpage with a downloadable PDF copy of this Offering will be available to the potential investor. The PDF version of the Offering will be available to all potential investors with a username and password.

The potential investor will be immediately notified of any amendments or supplements to the Offering: (i) via email if the potential investor consented to the electronic delivery of information related to the Offering; or, (ii) via mail if the potential investor desires to receive notifications via mail.

All supplemental sales literature will include a prominent statement that the Offering is being sent or delivered electronically, provide instructions on access to the electronic Offering and state that a hardcopy of the Offering is available without charge.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

None.

Will the certificates bear a legend notifying holders of such restrictions?
[ ]Yes [ ]No N/A

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Donn Bergquist, CPA (Donn Berquist Accounting, 1010 Belknap Street, Superior, WI 54880) will act as the escrow agent. Mr. Berquist will use Citizens Bank (1612 Belknap Street, Superior, WI 54880; 715-392-8202) as the depository institution for the escrow.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: February 1, 2011, one year from the date of this offering.

If the Company achieves the minimum offering but is unable to secure financing from the Small Business Administration, the funds will be returned by November 15, 2011.

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Currently, there are only voting common shares outstanding. There are transfer restrictions on the voting common stock. (See Section 2.5 in the Bylaws). A common shareholder may transfer his or her shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) the Company. All other transfers of the voting common stock must be approved by the affirmative vote of the majority of directors on the Board of Directors. There is no known date of termination for these transfer restrictions. There are no transfer restrictions for the non-voting preferred shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company was organized on August 4, 2008. It has not paid any dividends or made any distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: **Title:** President
Name: Nancy Bode **Age:** 57
Office Street Address: 1609 Baxter Avenue, Superior, WI 54880
Telephone No.: (218) 349-0686

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Citizens Bank (1985 to present)
Client Service Supervisor

When Ms. Bode started working for Citizens Bank, she was a loan secretary. She progressed to being a loan officer, compliance officer, management and loan servicing reporting. Ms. Bode is currently responsible for operations compliance and staff development.

Education (degrees, schools, and dates):

- Insurance licenses for fixed annuity and life insurance products
- Associate Degree in Consumer Banking from the American Institute of Banking (1972)
- LeSueuer High School (high school diploma) (1969)

Also a Director of the Company [X] **Yes** [ ] **No**

Indicate amount of time to be spent on Company matters if less than full time:
20 hours per month

30. **Chief Operating Officer:** N/A **Title:** ______________________________

Name: ____________________________________ **Age:** ______________

Office Street Address: **Telephone No.:** ( )__________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] **Yes** [ ] **No**

Indicate amount of time to be spent on Company matters if less than full time:

31. **Chief Financial Officer:** **Title:** Treasurer / Secretary
Name: Joe Harrison **Age:** 59
Office Street Address: 1609 Baxter Avenue, Superior, WI 54880
Telephone No.: (218) 838-2208

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

F&M Bank (April 2003 to present)
Commercial Loan Relationship Officer
Mr. Harrison's responsibilities include: commercial loan growth, outside sales calls and outside sales training.

U.S. Bank (October 2001 to April 2003)
Branch Manager
Mr. Harrison's responsibilities included: sale growth, training management, loan portfolio management, supervision of operations and bankers and commercial loan business development.

Education (degrees, schools, and dates):

- San Francisco University (no degree) (1972)

Also a Director of the Company [X] **Yes** [ ] **No**

Indicate amount of time to be spent on Company matters if less than full time:
15 hours per month

32. Other Key Personnel:

(A) **Name:** Dan Parkinson **Age:** 50
Title: Vice President / Range Master
Office Street Address: 1609 Baxter Avenue, Superior, WI 54880
Telephone No.: (218) 348-1117

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Superior Shooters Supply (June 1990 to present)
Salesman / Buyer
Mr. Parkinson serves as the salesman and buyer for this retail store.

Education (degrees, schools, and dates):

- Certified Firearms Instructor for the State of Wisconsin and the National Rifle Association for 20 years
- Certified State of Wisconsin Emergency Medical Technician and Firefighter
- Training Certificates from the Wisconsin Indianhead Technical College, WI
- Duluth Denfeld High School (high school diploma) (1976)

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 10 hours per month

(B) **Name:** Pat Harrison **Age:** 58
Title: Manager
Office Street Address: 1609 Baxter Avenue, Superior, Wisconsin
Telephone No.: (218) 838-2208

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Aspen Realty – real estate agent (2003-2008)

Education (degrees, schools, and dates):

- Graduated high school in 1967.

Also a Director of the Company [ ] **Yes** [X] **No**

Indicate amount of time to be spent on Company matters if less than full time: Full-time

DIRECTORS OF THE COMPANY

33. Number of Directors: 3

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: The directors are elected annually. (See Section 4.2 of the Bylaws).

34. Information concerning outside or other Directors (i.e. those not described above):

The Company does not have any outside directors. All three directors have been identified in Questions 29 to 32, above.

(a) Name: ______________________________ **Age:** _____

Title: ______________________________

Office Street Address: **Telephone No.: ( )**__________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(b) Name: ______________________________ **Age:** _____

Title: ______________________________

Office Street Address: **Telephone No.: ( )**__________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(c) Name: ______________________________ **Age:** _____

Title: ______________________________

Office Street Address: **Telephone No.: ( )**__________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes [X] No

Explain: Dan Parkinson has prior experience as a Range Master. A Range Master is responsible for public safety while the range is in use by visually monitoring all participants using the range and ensuring participants comply with safety policies while using the range. However, he has no experience managing a shooting range facility. None of the other officers or directors have worked for or managed a shooting range facility.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Dan Parkinson has prior experience as a Range Master. A Range Master is responsible for public safety while the range is in use by visually monitoring all participants using the range and ensuring participants comply with safety policies while using the range. Parkinson's knowledge is well-known in the industry. Dan Parkinson has been in the shooting sports industry for 30 years. He has numerous manufacturing, corporate and individual connections in the shooting sports industry. He also is a hunter and bowhunter instructor for the State of Wisconsin and a certified instructor for the National Rifle Association. He is not protected by any consents or precautions. None of the other officers or directors have worked for or managed a shooting range facility.

(c) If the Company has never conducted operations or is otherwise in the development state, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

None of the Officers or Directors has ever managed any other company in the start-up or development stage.

(d) If any of the company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

None.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether these are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company does not have any key man life insurance policies on any of its Officers, Directors or key personnel at this time.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

No petition under the Bankruptcy Act or any state insolvency laws has ever been filed by or against the Company, its Officers, Directors or other key personnel. Further, none of these parties, nor any business they have been involved in, has had a receiver appointed by the court on its behalf.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares: Voting Common Stock	Average Price Per Share	No. of Voting Common Shares Now Held	% of Total Outstanding Shares of Voting Common Stock	No. of Voting Common Shares After Offering if All Securities Sold	% of Total
Nancy Bode 507 Clough Ave. Superior, WI 54880 (218) 349-0686 1609 Baxter Avenue Superior, WI 54880 Bank Operations Manager	$13,200 ($200 per voting common share) Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price.	66	32%	66	22%
Joe Harrison 807 Wright Street Brainerd, MN 56401 1609 Baxter Avenue Superior, WI 54880 (218) 838-2208 Commercial Banker	$13,200 ($200 per voting common share) Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price.	66	32%	66	22%
Dan Parkinson 1321 Cedar Avenue Superior, WI 54880 (218) 348-1117 Firearm rentals and repair	$13,200 ($200 per voting common share) Purchased on a subscription basis for $13,200. As of 9/30/09, paid $9,078.67 of the purchase price.	66	32%	66	22%

Class of Shares: Voting Common Stock	Average Price Per Share	No. of Voting Common Shares Now Held	% of Total Outstanding Shares of Voting Common Stock	No. of Voting Common Shares After Offering if All Securities Sold	% of Total
Theresa Taylor Olson 7610 ½ John Avenue Superior, WI 54880	Services valued at $1,200 ($200 per voting common share). Services include: handling possible financing options for the Company with the NE Entrepreneur Fund of the Development Association of Douglas County, Small Business Administration and this Offering.	6	3%	6	2%

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 204 voting common shares (100% of total outstanding)
0 non-voting preferred shares (0% of total outstanding)

After offering: a1) Assuming minimum voting common stock sold:
204 voting common shares (95% of total outstanding)

a2) Assuming minimum non-voting preferred stock sold:
0 non-voting preferred shares (0% of total outstanding)

b1) Assuming maximum voting common stock sold:
204 voting common shares (68% of total outstanding)

b2) Assuming maximum non-voting preferred stock sold:
0 non-voting preferred shares (0% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) **If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.**

Joe Harrison and Pat Harrison are related by marriage.

(b) **If the company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of the relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.**

Nancy Bode's daughter-in-law assisted only in suggesting the marketing firm, Swim Creative. She did not and will not receive any compensation for her assistance. Swim Creative assisted the Company with its logo, business cards, the survey distributed at local shooting events and newsletters. Swim Creative performed this work under a price quotation and not a written contract. Other than the price quotation, there is no written documentation between the Company and Swim Creative.

(c) **If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.**

None. However, Nancy Bode, Joe Harrison and Dan Parkinson may personally guarantee any financing received by the Small Business Administration

40. (a) **List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

Chief Executive Officer	$0	$0
Chief Operating Officer	$0	$0
Chief Accounting Officer	$0	$0
Key Personnel:		
Dan Parkinson	$0	$0
Pat Harrison	$0	$0
Total:	$0	$0

Directors as a group (number of persons: 3)	$0	$0

(b) **If remuneration is expected to change or has been unpaid in prior years, explain:**

Section 4.10 of the Bylaws allows the Board of Directors, by affirmative vote of a majority of the directors, to establish reasonable compensation for the directors. However, the Company does not anticipate that it will compensate its directors for the first 5 years of the Company's existence.

After the Company begins operations, the Company anticipates that Pat Harrison will be paid approximately $3,350 per month for her services as Manager of the facility.

(c) **If any employment agreements exist or are contemplated, describe:** None.

41. (a) **Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:**

0 shares (0% of total shares to be outstanding after the completion of the offerings if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: N/A

(b) **Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:** 0 shares.

(c) **Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.**

If the future stock purchase agreements, stock options, warrants or rights require an amendment to the bylaws, said agreements, stock options, warrants or rights must be approved by a majority of the holders of the voting common stock. Currently, the Company's officers and directors control a majority of the outstanding common stock. Therefore, the current officers and directors can approve an amendment to the bylaws to allow any future stock purchase agreements, stock options, warrants or rights. A non-voting preferred holder does not have any voting rights relating to future stock purchase agreements, stock options, warrants or rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination.

While Dan Parkinson is the only Company director and officer who has experience as a Range Master, the Company has verbal commitments of employment from 3 National Rifle Association certified instructors who will conduct clerical activities and counter sales and are also qualified Range Masters.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present state of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: ______________________________
Address: ______________________________
Telephone Number: ______________________________

N/A The Company is a C corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and

the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

This Offering will terminate if conditions for release from the escrow account of the subscription funds have not been satisfied by raising the minimum offering of $1,100,000 in one year. The Board of Directors may also terminate the Offering at any time. These decisions shall be made in the Board's sole discretion. See "Escrow Agreement".

The risk factors and description of this Offering discuss all the material facts.

FINANCIAL STATEMENTS

46. The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

(1) Balance Sheet – as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings make after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) Statements of income, cash flows, and other stockholders equity – for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to the effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature

and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

OAKLEY'S SHOOTING RANGE, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

September 30, 2009

OAKLEYS SHOOTING RANGE, INC.

(A Development Stage Company)

TABLE OF CONTENTS

To The Shareholders
Oakleys Shooting Range, Inc.

All ordinary, necessary and material adjustments have been made to the accompanying financial statements in order for the financial position, results of operations and cash flows to be fairly presented.

Nancy Bode
President
Oakleys Shooting Range, Inc.

OAKLEYS SHOOTING RANGE, INC.

(A Development Stage Company)

Balance Sheets

As of September 30, 2009 and December 31, 2008

	September 30, 2009	December 31, 2008
ASSETS		
Current Assets		
Cash in bank	$ 2,018	$ 5,776
Stock subscription receivable	12,364	28,637
Total Current Assets	14,382	34,413
Property		
Building plans	10,041	10,041
Other Assets		
Organizational costs	57,200	11,867
TOTAL ASSETS	$ 81,623	$ 56,321
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 40,000	$ -
Due to shareholders	1,563	15,859
Notes payable - current portion	4,109	-
Total Current Liabilities	45,672	15,859
Notes payable - long term portion	11,721	-
Shareholder's Equity		
Common stock 300 shares authorized, 204 shares issued and outstanding	40,800	40,800
Deficit accumulated in the development stage	(16,570)	(338)
Total Equity	24,230	40,462
TOTAL LIABILITIES & EQUITY	$ 81,623	$ 56,321

See Notes to Financial Statements

OAKLEYS SHOOTING RANGE, INC.
(A Development Stage Company)
Statements of Income
For the Nine Months Ending September 30, 2009 and For the Periods August 6, 2008 to December 31, 2008 and September 30, 2009

	Nine Months Ending September 30, 2009	August 6, 2008 (Date of incorp-oration) to December 31, 2008	August 6, 2008 (Date of incorp-oration) to September 30, 2009
Ordinary Income			
Income			
Business plan prize income	-	$ 1,500	$ 1,500
Expense			
Advertising and promotion	8,285	865	9,150
Bank service charges	112	-	112
Computer and internet	2,680	-	2,680
Dues & subscriptions	145	160	305
Licenses and fees	126	435	561
Office Supplies	383	208	591
Postage	162	40	202
Printing	2,021	-	2,021
Professional fees	1,150	130	1,280
supplies	368	-	368
Web site fees	545	-	545
Total Expense	15,977	1,838	17,815
Loss from Operations	(15,977)	(338)	(16,315)
Other expense			
Interest expense	255	-	255
Net Loss	(16,232)	(338)	(16,570)

See Notes to Financial Statements

OAKLEYS SHOOTING RANGE, INC.
(A Development Stage Company)
Statements of Changes in Stockholders Equity
For the Nine Months Ending September 30, 2009 and For the Periods August 6, 2008 to December 31, 2008 and September 30, 2009

	Nine Months Ending September 30, 2009	August 6, 2008 (Date of incorporation) to December 31, 2008	August 6, 2008 (Date of incorporation) to September 30, 2009
COMMON STOCK			
Balance at beginning of year	$ 40,800	$ -	$ -
No par value of shares issued			
Shares issued - 198 shares	-	39,600	39,600
Shares issued for services - 6 shares	-	1,200	1,200
Balance at end of year	$ 40,800	$ 40,800	$ 40,800

See Notes to Financial Statements

OAKLEYS SHOOTING RANGE, INC.
(A Development Stage Company)

Statements of Cash Flows

For the Nine Months Ending September 30, 2009 and for the Periods August 6, 2008 to December 31, 2008 and September 30, 2009

	Nine Months Ending September 30, 2009	August 6, 2008 (Date of Incorporation) to December 31, 2008	August 6, 2008 (Date of Incorporation) to September 30, 2009
OPERATING ACTIVITIES			
Net loss	$ (16,232)	$ (338)	$ (16,570)
Adjustments to reconcile net loss to net cash provided (used) in operations:			
Increase in accounts payable	40,000	-	40,000
Net cash provided (used) in Operating Activities	$ 23,768	$ (338)	$ 23,430
INVESTING ACTIVITIES			
Building plans	-	(10,041)	(10,041)
Organizational costs	(45,333)	(11,867)	(57,200)
Net cash used in Investing Activities	(45,333)	(21,908)	(67,241)
FINANCING ACTIVITIES			
Loan proceeds NE Entrepeneural Fund	30,000	-	30,000
Loan payments NE Entrepeneural Fund	(14,170)	-	(14,170)
Due to shareholders increase (decrease)	(14,296)	15,859	1,563
Stock issued and paid	-	1,200	1,200
Stock subscription receivable decrease	16,273	10,963	27,236
Net cash Provided by Financing Activities	17,807	28,022	45,829
Net increase (decrease) in cash	(3,758)	5,776	2,018
Net cash beginning of period	5,776	-	-
Net cash end of period	$ 2,018	$ 5,776	$ 2,018
SUPPLEMENTAL DISCLOSURES:			
Non cash investing and financing activities			
Capital stock issued in exchange for stock subscription receivable	$ -	$ 39,600	$ 39,600

See Notes to Financial Statements

Oakleys Shooting Range, Inc.
Notes to Financial Statements

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OAKLEYS SHOOTING RANGE, INC. (a Development Stage company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company is a development stage company and is in the business of developing a pistol, rifle and archery shooting range for the protection and entertainment industries. The Company was incorporated under the laws of the state of WI on August 6, 2008. It has not begun general business operations. The organizers of the Company are in the process of marketing, planning a business location and designing a facility. The Company's plan on revenue generation is to attract shooters from the Tri-State region of northeast Minnesota, northern Wisconsin and upper Michigan. Customers would use the Company's future facilities on an hourly fee basis. The Company also plans to hold regional, state and national tournaments.

Property

Presently the Company has no property or equipment. The Company has hired an architect to draw plans for future building construction.

Income Taxes

No income tax provision has been provided in these financial statements as they have no material impact on these statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Oakleys Shooting Range, Inc.
Notes to Financial Statements

Advertising

Advertising costs are being expensed in the year incurred.

Note B - Organizational Costs

Certain costs of forming the Company are being recorded as organizational costs. Once the Company begins operations these costs will be amortized to the Statement of Income.

Note C - Capital Stock

The corporation is authorized to issue 10,300 shares of stock consisting of 300 shares of voting common shares with no par value and 10,000 shares of non-voting preferred shares with no par value. The four organizers of the company have been issued 204 shares of common stock.

VOTING COMMON SHARES: The voting common shares vote on all shareholder matters affecting the Company, including, but not limited to, amending the Bylaws and electing the directors. Pursuant to Section 3.6, the voting common shareholders are able to attend and vote their respective shares at shareholder meetings. However, there are no cumulative voting rights.

There are no preemptive rights. (See Section 2.5 of the Bylaws).

There are also transfer restrictions on the voting common stock. (See Section 2.5 in the Bylaws). A preferred shareholder may transfer his or her shares to: (i) his or her spouse, children, parents or siblings ("Family Members"), (ii) to a trust which he or she is the grantor and the shareholders Family Members are the beneficiaries; or, (iii) the Company. All other transfers of the voting common stock must be approved by the affirmative vote of the majority of directors on the Board of Directors.

Pursuant to Section 2.6 of the Bylaws, the Board of Directors establishes the amount of cash available for dividend distribution ("Available Cash") each year. The voting common stockholders receive the Available Cash on a pro rata basis after the non-voting preferred shareholders receive 6% of the preferred shareholder's initial investment in the Company. There are no cumulative dividends.

NON-VOTING PREFERRED SHARES: The non-voting preferred shares do not vote on any matters affecting the Company. Pursuant to Section 3.6, the non-voting preferred shareholders are able to attend the meeting of shareholders. However, they are not allowed to vote.

There are no preemptive rights. (See Section 2.5 of the Bylaws}.

Pursuant to Section 2.5, there are no transfer restrictions on the non-voting preferred shares. However, the Company must be advised of the name, address and email address of each transferee and the number of non-voting preferred shares to be owned by the transferee.

Pursuant to Section 2.6 of the Byulaws, the Board of Directors establishes the amount of cash available for dividend distribution ("Available Cash") each year. The preferred shareholders receive 100% of the Available Cash on a pro rata basis until each preferred shareholder receives 6% of the preferred shareholder's initial investment in the Company. There are no cumulative dividends.

Note D - Related Party Transactions

Three organizers of the Company are paying for their common stock purchases on a subscription basis. The fourth organizer was issued common stock in exchange for services performed. Also, the Company has borrowed money from the shareholders on a short term basis to meet the cash flow requirements of the Company. These loans are listed as Due to Shareholders on the Balance Sheets.

Note E – Long Term Debt

Long term debt on September 30, 2009 consists of the following:

Note payable NE Entrepreneur Fund payable in monthly installments of $ 208 with no interest, final payment May 2011. Collateralized by personal vehicles of the organizers.	$ 3,958
Note payable NE Entrepreneur Fund payable in monthly installments of $ 213 including interest at 8.6%, final payment August 2015. Collateralized by personal vehicles of the organizers.	11,872
	15,830
Less current portion	4,109
Long-term debt	$11,721

Oakleys Shooting Range, Inc.
Notes to Financial Statements

Note E – Long Term Debt (cont)

Maturities of long-term debt are as follows:

Year Ending September 30	Amount
2010	$ 4,160
2011	3,507
2012	1,920
2013	2,096
2014	2,188

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company's Income Statement from January 1, 2009 to September 30, 2009, shows a net loss of $16,232. This net loss is a result of the expenses associated with a new business that does not yet have a facility or established operations. The Company is addressing the loss in the short-term by obtaining loans from its shareholders and a $30,000 loan from the NE Entrepreneur Fund of the Development Association of Douglas County. In the long-term, the Company will seek financing from the Small Business Administration in the amount of $1,400,000 to $2,000,000 and funds from this Offering to purchase the necessary equipment and inventory and construct the facility.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company was organized on August 4, 2008. It has not been in operation long enough to have had any meaningful trends or operating results. However, the current political perception favoring gun enthusiasts has caused these enthusiasts to purchase ammunition and firearms more frequently than in the past. This trend may positively impact the Company and its sale of ammunition provided that the Company's ammunition supplier is able to keep up with the current demand.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less costs of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%. What is the anticipated gross margin for next year of operations? Approximately _____%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the sources from which they are obtained.

This is a new company that does not yet have a facility or established operations. The Company's management intends to use the proceeds from this Offering to construct a facility, purchase the necessary equipment and inventory and begin operations. However, it does not anticipate having any sales during the next year of operations.

50. Foreign sales as a percent total sales for last fiscal year: 0%. **Domestic government sales as a percent of total domestic sales for last fiscal year:** 0%. **Explain the nature of these sales, including any anticipated changes:** N/A

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Superior, State of Wisconsin, on December 23, 2009.

OAKLEYS SHOOTING RANGE, INC.,

By: Nancy Bode
Nancy Bode
President, Board Member, Shareholder, CEO

12/23/09
Date

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Nancy Bode
Nancy Bode
President, Board Member, Shareholder, CEO

12/23/09
Date

Joe Harrison
Treasurer / Secretary, Board Member, Shareholder, CFO

12/21/2009
Date

Dan Parkinson
Vice President, Board Member, Shareholder

12/21/2009
Date

Theresa Taylor Olson
Theresa Taylor Olson
Shareholder

12/23/09
Date

INDEX

Sec. 180.0202 Wis. Stats.

08 AUG -4 PM 3:02

State of Wisconsin
DEPARTMENT OF FINANCIAL INSTITUTIONS
Division of Corporate & Consumer Services



ARTICLES OF INCORPORATION – STOCK FOR-PROFIT CORPORATION

Executed by the undersigned for the purpose of forming a Wisconsin for-profit corporation under Ch. 180 of the Wisconsin Statutes:

Article 1. Name of the corporation: Oakleys Shooting Range, Inc.

Article 2. The corporation is organized under Ch. 180 of the Wisconsin Statutes.

Article 3. The corporation shall be authorized to issue 300 voting common shares and 10,000 non-voting preferred shares.

Article 4. Name of the initial registered agent: Nancy Bode

Article 5. Street address of the initial registered office: (*The complete address, including street and number, if assigned, and ZIP code. P O Box address may be included as part of the address, but is insufficient alone.*)

1609 Baxter Avenue
Superior, WI 54880

Article 6. Other provisions (OPTIONAL):

See Exhibit A


STATE OF WISCONSIN
FILED
AUG - 6 2008
DEPARTMENT OF
FINANCIAL INSTITUTIONS

FILING FEE - $100.00

DFI/CORP/2(R04/12/05) Use of this form is voluntary.

WI - DFI CORP
FILE ID#


0025151

Exhibit 2

OAKLEYS SHOOTING RANGE, INC.
EXHIBIT A

1. <u>Stock.</u> The corporation may issue two (2) classes of stock: (i) non-voting preferred stock; and, (ii) voting common stock. The corporation has a total of ten thousand three hundred (10,300) authorized shares, comprised of ten thousand (10,000) non-voting preferred shares with no par value and three hundred (300) voting common shares with no par value.

2. **<u>Transfer of Shares.</u>**

(a) <u>General Restrictions.</u> No shareholder may transfer any shares of voting common stock, except: (i) as otherwise expressly permitted in this Section of these Bylaws; or, (ii) otherwise with the majority consent of the Board of Directors. Any purported transfer of any shares in violation of the terms of these Bylaws shall be null and void and of no effect. A transfer permitted by this Section shall be effective as of the date specified in the instruments relating thereto. Any transferee of voting common shares shall be subject to all of the provisions of these Bylaws to the same extent and in the same manner as any other shareholder.

For purposes of this Section, the term "transfer" means: (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber; and, (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise, including, without limitation, upon Bankruptcy, death, divorce, marriage dissolution or otherwise.

(b) <u>Transfer to a Permitted Transferee and as Otherwise Approved by the Board of Directors.</u> Either during lifetime or death, each shareholder may transfer his or her voting common shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) to the corporation.

Each of the forgoing transfers, and any transfer otherwise approved by the Board of Directors under this Section, are subject to each transferee executing an enforceable agreement satisfactory to the corporation that provides for the transferred voting common shares and each transferee to remain subject to these Bylaws. The corporation must also be advised of the name, address, email address of each transferee and the number of voting common shares to be owned by the transferee. Further, each transfer is subject to the corporation receiving a written statement that shows to the corporation's satisfaction that such transfer would meet all applicable transfer, tax and securities laws or be exempt therefrom. Any expenses incurred by corporation are to be paid by the shareholder that transferred his, her or its voting common shares.

(c) Voting Rights of Transferred Shares. Voting rights of any voting common shares transferred under this Section succeed to the transferee.

(d) Certificate of Shares. The voting common shares represented by the certificate can only be transferred by:

(i) By delivery of the certificate endorsed either in blank or to a specified person by the person appearing by the certificate to be the owner of the voting common shares represented thereby, or

(ii) By delivery of the certificate and a separate document containing a written assignment of the certificate or power of attorney to sell, assign or transfer the same or the voting common shares represented thereby. Such assignment or power of attorney may be either in blank or to a specified person.

(e) Transfer of Preferred Stock. There shall be no transfer restrictions for the non-voting preferred shares. However, the corporation must be advised of the name, address, email address of each transferee and the number of non-voting preferred shares to be owned by the transferee. Further, the transferee of the non-voting preferred shares must agree to be subject to these Bylaws.

(f) Preemptive Rights. There shall be no preemptive rights.

3. **Dividends.**

(a) Dividends. The amount of cash available for dividend distribution ("Available Cash") shall be determined by the Board of Directors. All dividends and any other payments to shareholders are subject to all applicable loan restrictions that may affect the timing of payments and, in some instances, the right and ability to make such dividends or payments.

(b) Dividend Payment. In the event of a dividend distribution, the distribution shall be paid as follows on a per share basis:

(i) The holders of the non-voting preferred stock ("Preferred Shareholders") shall receive 100% of the Available Cash each year on a pro rata basis until the Preferred Shareholders receive an amount equal to 6% of the Preferred Shareholders' initial investment in the corporation.

(ii) The remaining Available Cash shall be distributed to the holders of voting common stock ("Common Shareholders") on a pro rata basis.

(c) Cumulative Dividends. There shall be no cumulative dividends.

Article 7. **Name** and **complete address** of each incorporator:

Attorney Jennifer M. Krueger

Murphy Desmond S.C., 33 E.
Main Street, Suite 500,
Madison, WI 53703

Jennifer M. Krueger
Incorporator's signature ______________________ Incorporator's signature

This document was drafted by Attorney Jennifer M. Krueger
(Name the individual who drafted the document)

▶ OPTIONAL – Second choice corporate name if first choice is not available:
N/A

INSTRUCTIONS (Ref. sec. 180.0202 Wis. Stats. for document content)

Submit one original and one exact copy to Department of Financial Institutions, P O Box 7846, Madison WI, 53707-7846, together with the appropriate **FILING FEE of $100**. Filing fee is **non-refundable**. (If sent by Express or Priority U.S. mail, address to 345 W. Washington Ave., 3rd Floor, Madison WI, 53703). Sign the document manually or otherwise as allowed under sec. 180.0120(3)(c), Wis. Stats. **NOTICE:** This form may be used to accomplish a filing required or permitted by statute to be made with the department. Information requested may be used for secondary purposes. If you have any questions, please contact the Division of Corporate & Consumer Services at 608-261-7577. Hearing-impaired may call 608-266-8818 for TTY. This document can be made available in alternate formats upon request to qualifying individuals with disabilities.

Article 1. The name must contain "corporation", "incorporated", "company", or "limited" or the abbreviation "corp.", "inc.", "co." or "ltd." or comparable words or abbreviations in another language. If you wish to provide a second choice name that you would accept if your first choice is not available, enter it in the "Optional" area on page 2.

Article 2. This statement is required by sec. 180.0202(1)(a).

Article 3. Some quantity of shares must be authorized.

ARTICLES OF INCORPORATION
Stock, For-Profit Corporation

Attorney Jennifer M. Krueger
Murphy Desmond S.C.
P.O. Box 2038
Madison, WI 53701-2038

▲ Your **return address** and **phone number** during the day: (608) 268-5577

INSTRUCTIONS (Continued)

Articles 4 & 5. The corporation must have a registered agent located at a registered office in Wisconsin. The address of the registered office is to describe the physical location where the registered agent maintains their business office. Provide the street number and name, city and ZIP code in Wisconsin. P O Box addresses may be included as part of the address, but are insufficient alone. The corporation may not name itself as its own registered agent.

Article 6. This space is provide for insertion of any desired material, such as grant or limit of preemptive rights, or other information not inconsistent with law.

Article 7. Print the name and complete address of each incorporator. At least one incorporator is required to sign the document, although all incorporators may sign.

If the document is executed in Wisconsin, sec. 182.01(3), Wis. Stats., provides that it shall not be filed unless the name of the drafter (either an individual or a governmental agency) is printed in a legible manner. If the document is not executed in Wisconsin, enter that remark.

No certificate of incorporation will be issued. The "FILED" endorsement applied to this document by the Department of Financial Institutions is evidence that the articles of incorporation have been accepted. One or more "Received" endorsements may appear on the document, but do not indicate its acceptance for filing.

This document may declare a delayed effective date. To do so, enter a remark under Article 6: "This document has a delayed effective date of (enter the future date)." The delayed effective date may not be before, or more than 90 days after, the document is received by the Department of Financial Institutions for filing.

FILING FEE - $100. Make check payable to Department of Financial Institutions.

CODE OF BYLAWS

OF

OAKLEYS SHOOTING RANGE, INC.

TABLE OF CONTENTS

ARTICLE 1

ARTICLE 2

ARTICLE 3

ARTICLE 4

ARTICLE 5

ARTICLE 6

ARTICLE 7

CODE OF BYLAWS

OF

OAKLEYS SHOOTING RANGE, INC.

ARTICLE 1

Identification

Section 1.1. **Name.** The name of this corporation is Oakleys Shooting Range, Inc.

Section 1.2. **Seal.** The corporation shall have no seal.

Section 1.3. **Fiscal Year.** The fiscal year of the corporation shall begin on the first day of January in each year and end on the last day of December in the same year, except the first fiscal year shall begin on August 4, 2008 and end on December 31, 2008.

ARTICLE 2

Capital Stock

Section 2.1. **Stock.** The corporation may issue two (2) classes of stock: (a) non-voting preferred stock; and, (b) voting common stock. The corporation has a total of ten thousand three hundred (10,300) authorized shares, comprised of ten thousand (10,000) non-voting preferred shares with no par value and three hundred (300) voting common shares with no par value.

Section 2.2. **Consideration for Shares.** The stock, including both authorized but previously unissued shares, as well as treasury shares, may be issued for such consideration as shall from time to time be fixed by the Board of Directors.

Section 2.3. **Payment for Shares.** Consideration for the issuance of shares may be paid in whole or in part, in money, in other property, tangible or intangible, or in labor or services actually performed for the corporation. When payment of the consideration for which shares are to be issued shall have been received by the corporation, such shares shall be deemed to be fully paid, and shall be non-assessable. In the absence of fraud in the transaction, the judgment of the Board of Directors or the shareholders, as the case may be, as to the value of the consideration received for shares, shall be conclusive. No certificate shall be issued for any share until such share is fully paid.

Section 2.4. **Certificate Representing Shares.** The shares of the corporation shall be represented by certificates signed by the President or Vice President and the Secretary of the corporation.

Section 2.5. Transfer of Stock.

(a) General Restrictions. No shareholder may transfer any shares of voting common stock, except: (i) as otherwise expressly permitted in this Section of these Bylaws; or, (ii) otherwise with the majority consent of the Board of Directors. Any purported transfer of any shares in violation of the terms of these Bylaws shall be null and void and of no effect. A transfer permitted by this Section shall be effective as of the date specified in the instruments relating thereto. Any transferee of voting common shares shall be subject to all of the provisions of these Bylaws to the same extent and in the same manner as any other shareholder.

For purposes of this Section, the term "transfer" means: (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber; and, (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise, including, without limitation, upon Bankruptcy, death, divorce, marriage dissolution or otherwise.

(b) Transfer to a Permitted Transferee and as Otherwise Approved by the Board of Directors. Either during lifetime or death, each shareholder may transfer his or her voting common shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) to the corporation.

Each of the forgoing transfers, and any transfer otherwise approved by the Board of Directors under this Section, are subject to each transferee executing an enforceable agreement satisfactory to the corporation that provides for the transferred voting common shares and each transferee to remain subject to these Bylaws. The corporation must also be advised of the name, address, email address of each transferee and the number of voting common shares to be owned by the transferee. Further, each transfer is subject to the corporation receiving a written statement that shows to the corporation's satisfaction that such transfer would meet all applicable transfer, tax and securities laws or be exempt therefrom. Any expenses incurred by corporation are to be paid by the shareholder that transferred his, her or its voting common shares.

(c) Voting Rights of Transferred Shares. Voting rights of any voting common shares transferred under this Section succeed to the transferee.

(d) Certificate of Shares. The voting common shares represented by the certificate can only be transferred by:

(i) By delivery of the certificate endorsed either in blank or to a specified person by the person appearing by the certificate to be the owner of the voting common shares represented thereby, or

(ii) By delivery of the certificate and a separate document containing a written assignment of the certificate or power of attorney to sell, assign or transfer the same or the voting common shares represented thereby. Such assignment or power of attorney may be either in blank or to a specified person.

(e) Transfer of Preferred Stock. There shall be no transfer restrictions for the non-voting preferred shares. However, the corporation must be advised of the name, address, email address of each transferee and the number of non-voting preferred shares to be owned by the transferee. Further, the transferee of the non-voting preferred shares must agree to be subject to these Bylaws.

(f) Preemptive Rights. There shall be no preemptive rights.

Section 2.6. Dividends.

(a) Dividends. The amount of cash available for dividend distribution ("Available Cash") shall be determined by the Board of Directors. All dividends and any other payments to shareholders are subject to all applicable loan restrictions that may affect the timing of payments and, in some instances, the right and ability to make such dividends or payments.

(b) Dividend Payment. In the event of a dividend distribution, the distribution shall be paid as follows on a per share basis:

(i) The holders of the non-voting preferred stock ("Preferred Shareholders") shall receive 100% of the Available Cash each year on a pro rata basis until the Preferred Shareholders receive an amount equal to 6% of the Preferred Shareholders' initial investment in the corporation.

(ii) The remaining Available Cash shall be distributed to the holders of voting common stock ("Common Shareholders") on a pro rata basis.

(c) Cumulative Dividends. There shall be no cumulative dividends.

ARTICLE 3

The Shareholders

Section 3.1. **Attendance at Meetings.** The Preferred Shareholders do not have any voting rights and may, but are not required to, attend any shareholder meetings. However, the Preferred Shareholders shall be entitled to receive notice of any shareholder meetings under Section 3.5.

Section 3.2. **Place of Meetings.** Meetings of the shareholders of the corporation may be held at such place, either within or without the State of Wisconsin, as may be specified in the respective notices, or waivers of notice, thereof, or proxies to represent shareholders thereat.

Section 3.3. **Annual Meeting.** The annual meeting of the shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on the 15th day of March of each year, if such day is not a legal holiday, and if a holiday, then on the first following day that is not a legal holiday. Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution of the corporation.

Section 3.4. **Special Meetings.** Special meetings of the shareholders may be called by the President or the Board of Directors, or by a shareholder or shareholders representing at least one-half (1/2) of the voting common stock outstanding at the time of calling such meeting.

Section 3.5. **Notice of Meetings - Waiver.** Written or printed notice, stating the place, day and hour of meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than five (5) nor more than twenty (20) days before the date of the meeting, either personally, email or by mail, by or at the direction of the President, the Secretary or the officer or person calling the meeting. If emailed, such notice shall be deemed to be delivered when the email is sent to the shareholder at his or her email address as it appears on the records of the corporation. If mailed, such notice shall be deemed to be delivered when the notice is deposited in the United States mail addressed to the shareholder at his or her address as it appears on the stock record of the corporation, with postage thereon prepaid. Waiver in writing by a shareholder of the notice of a shareholders' meeting, whether given before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance by a shareholder, whether in person or by proxy, at a shareholders' meeting shall constitute a waiver of notice of such meeting.

Section 3.6. Voting at Meetings.

(a) Voting Rights; Proxies. Each outstanding voting common share shall be entitled to one (1) vote upon each matter submitted to a vote at a meeting of the shareholders. At all meetings of the shareholders, a shareholder entitled to vote may vote by proxy appointed in writing by the shareholder, or by his or her duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(b) Quorum. A majority of the outstanding shares of the voting common stock, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. The vote of the majority of the voting common shares, represented in person or by proxy, at a meeting at which a quorum is present shall be the vote of the shareholders unless a greater number is required by statute, the Articles of Incorporation or these Bylaws. Though less than a quorum of the outstanding voting common shares are represented at a meeting, a majority of the voting common shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 3.7. Closing of Transfer Books and Fixing Record Date. The Board of Directors may close the stock transfer books of this corporation for a period not exceeding fifty (50) days preceding the date of any meeting of the shareholders or the date for payment of any dividend or in order to make a determination of the shareholders for any other proper purpose. If the stock transfer books shall be closed for the purpose of determining the shareholders entitled to notice of or to vote at a meeting of the shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting.

In lieu of closing the stock transfer books the Board of Directors may fix in advance a date as the record date for any such determination of the shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of the shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of the shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of the shareholders, in case of a meeting of the shareholders, the close of business on the date on which notice of the meeting is emailed or mailed via U.S. Mail, and, in case of payment of any dividend, the date on which the resolution of the Board of Directors declaring such dividend is adopted, shall be the record date for such determination of the shareholders.

ARTICLE 4

The Board of Directors

Section 4.1. Number and Qualifications. The business and affairs of the corporation shall be managed by a board of three (3) directors, who need not be residents of the State of Wisconsin, or shareholders of the corporation. The number of directors may be increased to any number or decreased to not less than one (1), from time to time, by amendment of this Section; but no decrease shall have the effect of shortening the term of an incumbent director.

Section 4.2. Election. Members of the initial Board of Directors shall hold office until the next annual meeting of the shareholders when their successors shall have been elected and qualified. At each annual meeting, the Common Shareholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he or she is elected and until his or her successor shall be elected and qualified.

Section 4.3. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the Common Shareholders of the corporation at an annual meeting or at a special meeting called for that purpose. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose.

Section 4.4. Place of Meetings. Meetings of the Board of Directors of the corporation, annual, regular or special, may be held either within or without the State of Wisconsin.

Section 4.5. Annual Meeting. The Board of Directors shall meet each year immediately after the annual meeting of the shareholders, at the place where such meeting of the shareholders has been held, for the purposes of organization, election of officers, and the consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for such annual meeting shall be necessary.

Section 4.6. Special Meetings. Special meetings of the Board of Directors shall be held upon notice by letter or telegram, delivered for transmission not later than during the third (3rd) day immediately preceding the day of such meeting, or by word of mouth, email or telephone, received not later than during the second (2nd) day immediately preceding the day for such meeting. Notice of any special meeting of the Board of Directors may be waived in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, and shall be equivalent to the giving of such notice. Attendance of a director at a special meeting shall constitute a waiver of notice of such special meeting, except where a director attends said meeting and objects thereat to the transaction of any business, because such special meeting is not lawfully convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors, need be specified in the notice, or waiver of notice of such meeting.

Section 4.7. **Quorum.** A majority of the number of directors fixed by the Code of Bylaws shall constitute a quorum for the transaction of business. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the vote of the Board of Directors.

Section 4.8. **Removal and Termination.** The entire Board of Directors, or any individual director, may be removed from office without assigning any cause, by the vote of shareholders holding a majority of the outstanding shares which are entitled to vote at any election of directors. In case the entire Board of Directors or any one or more of the directors are so removed, new directors may be elected at the same meeting for the unexpired term of the director or directors so removed.

Section 4.9. **Interest of Directors in Contracts.** Any contract or other transaction between the corporation and one or more of its directors, or between the corporation and any firm of which one or more of its directors are members or employees, or in which they are interested, or between the corporation and any corporation or association in which one or more of its directors are shareholders, members, directors, officers, or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such director or directors at the meeting of the Board of Directors of the corporation, which acts upon, or in reference to such contract or transaction, and notwithstanding his, her or their participation in such action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall, nevertheless, authorize, approve and ratify such contract or transaction by a vote of the majority of the directors present, such interested director or directors to be counted in determining whether a quorum is present, but not to be counted in calculating the majority of such quorum necessary to carry such vote. This section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common or statutory law applicable thereto.

Section 4.10. **Compensation of Directors.** The Board of Directors, by affirmative vote of a majority of the directors then in office, may establish reasonable compensation for directors for services to the corporation as directors, officers or otherwise. The Board of Directors may also provide for reasonable pensions, disability or death benefits, and other benefits or payments to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

ARTICLE 5

The Officers

Section 5.1. Number. The officers of the corporation shall consist of a President, Vice President, Secretary and Treasurer.

The Board of Directors may elect a Chairman of the Board of Directors who, when present, shall preside at all meetings of the Board of Directors, and who shall have such other powers as the Board shall prescribe.

Section 5.2. Other Officers. The Board of Directors may elect or appoint such other officers, assistant officers and agents as it may deem necessary and prescribe their duties, not inconsistent with these Bylaws.

Section 5.3. Vacancies. Whenever any vacancy shall occur in any office by death, resignation, increase in the number of offices of the corporation, or otherwise, the same shall be filled by the Board of Directors, and the officer so elected shall hold office until his or her successor is chosen and qualified.

Section 5.4. Removal. All of the officers of the corporation, or any individual officer, may be removed from office without assigning any cause, by the vote of a majority of directors. In case all of the officers or any one or more of the officers are so removed, new officers shall be elected at the same meeting for the unexpired term of the officer or officers so removed.

Section 5.5. The President. The President, if present, shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, failing the election of a Chairman of the Board of Directors; and he or she shall have active executive management of the operations of the corporation, subject, however, to the control of the Board of Directors. He or she shall, in general, perform all duties incident to the office of president and such other duties as, from time to time, may be assigned to him or her by the Board of Directors.

Section 5.6. The Vice President. The Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to him or her. In the case of the death of the President, or in the case of his or her absence or inability to act, the Vice President shall perform the duties of the President.

Section 5.7. The Secretary. The Secretary shall keep, or cause to be kept, in books provided for the purpose, the minutes of the meetings of the shareholders and of the Board of Directors; shall see that all notices are duly given in accordance with the provisions of these

Bylaws and as required by law; shall be custodian of the records; and shall perform all duties incident to the office of Secretary and such other duties as may from time to time be assigned to him or her by the Board of Directors or by the President.

Section 5.8. **The Treasurer.** The Treasurer shall be the financial officer of the corporation; shall have charge and custody of, and be responsible for, all funds of the corporation, and deposit all such funds in the name of the corporation in such banks, trust companies or other depositories as shall be selected by the Board of Directors; shall receive, and give receipts for, moneys due and payable to the corporation from any source whatsoever; and, in general, shall perform all the duties incident to the office of Treasurer and such other duties as may from time to time be assigned to him by the Board of Directors or by the President. The Treasurer shall render to the President and the Board of Directors an account of all his or her transactions as Treasurer and of the financial condition of the corporation, whenever the same shall be required. He or she shall, if required to do so by the Board of Directors, give the corporation a bond in such amount and with such surety or sureties as may be ordered by the Board of Directors, for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

Section 5.9. **Delegation of Authority.** In case of the absence of any officer of the corporation, or for any reason that the Board of Directors may deem sufficient, the Board may delegate powers or duties of such officer to any other officer, director, or employee of the corporation, for the time being, provided a majority of the entire Board concurs therein.

ARTICLE 6

Special Corporate Acts, Negotiable Instruments, Deeds, Contracts and Shareholders' Meetings

Section 6.1. **Execution of Negotiable Instruments.** All checks, drafts, notes, bonds, bills of exchange and orders for the payment of money of the corporation shall, unless otherwise directed by the Board of Directors, or unless otherwise required by law, be signed by one of the following officers: President, Vice President or Treasurer. The Board of Directors may, however, authorize any other officer or other employee of the corporation, or the corporation's accountant, to sign checks, drafts, and orders for the payment of money.

Section 6.2. **Execution of Deeds, Contracts, Etc.** Subject always to the specific directions of the Board of Directors, all deeds, mortgages and other conveyances made by the corporation shall be executed in its name by the President and Secretary.

Section 6.3. **Loans.** No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 6.4. **Endorsement of Stock Certificates.** Subject always to the specific directions of the Board of Directors, any share or shares of stock issued by any corporation and owned by this corporation (including reacquired shares of stock of the corporation) may, for sale or transfer, be endorsed in the name of the corporation by the President or the Vice President, and attested by the Secretary.

Section 6.5. **Voting of Shares Owned by Corporation.** Subject always to the specific directions of the Board of Directors, any share or shares of stock issued by any other corporation and owned or controlled by the corporation, may be voted at any shareholders' meeting of such other corporation by the President of the corporation, if he or she be present. Whenever, in the judgment of the President, or, in his or her absence, the Vice President, it is desirable for the corporation to execute a proxy or give a shareholder's consent in respect to any share or shares of stock issued by any other corporation controlled or owned by the corporation, such proxy or consent shall be executed in the name of the corporation by the President or Vice President of the corporation and shall be attested by the Secretary of the corporation without necessity of any authorization by the Board of Directors. Any person or persons designated in the manner above stated as the proxy or proxies of the corporation shall have full right, power and authority to vote the share or shares of stock issued by such other corporation and owned by the corporation the same as such share or shares might be voted by the corporation.

ARTICLE 7

Amendments

These Bylaws may be altered, amended or repealed, and new Bylaws may be adopted by the shareholders at any regular or special meeting of the shareholders, or, subject to the rights of amendment or repeal vested by Chapter 180, Wisconsin Statutes, in the Common Shareholders, these Bylaws may be amended or repealed by majority vote of all directors at any meeting of the Board of Directors.

August 12, 2008	[signature]
Dated	Joe Harrison, Secretary

OAKLEYS SHOOTING RANGE, INC.
FOR INVESTORS IN MINNESOTA AND WISCONSIN

Dear Investor:

Thank you for your interest in Oakleys Shooting Range, Inc. IN ORDER FOR YOUR SUBSCRIPTION FOR SHARES TO BE ACCEPTED, YOU MUST EXECUTE AND RETURN A COPY OF THIS SUBSCRIPTION FORM. This does not signify in any way that there is a problem with your subscription. However, this letter does provide you with the opportunity to review information and make appropriate corrections, if any are necessary.

By signing and returning a copy of this letter, you are acknowledging that you have received a copy of the Offering Statement of Oakleys Shooting Range, Inc. and you have assented to all the terms and conditions of the Company's Bylaws including the following transfer restrictions on the voting common stock:

> A shareholder holding voting common stock may transfer his or her shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) the Company. All other transfers of the voting common stock must be approved by the affirmative vote of the majority of the directors on the Board of Directors.

Further, each transfer of voting common shares is subject to the Company receiving a written statement that shows to the Company's satisfaction that such transfer will meet all applicable transfer, tax and securities law or be exempt therefrom. The Company may also seek its own legal opinion on these transfer matters and any expenses incurred by the Company in obtaining said opinion shall be paid by the transferring shareholder. (See Section 2.5 of the Bylaws).

Again, thank you for your interest in Oakleys Shooting Range, Inc. Following our receipt of this subscription form, you will be receiving information regularly about the Company's operations.

Sincerely,

Nancy Bode, President and CEO
Oakleys Shooting Range, Inc.

PLEASE SIGN AND RETURN THIS LETTER TO: Oakleys Shooting Range, Inc.
Attn: Nancy Bode
1609 Baxter Avenue
Superior, WI 54880

Exhibit 4

I hereby subscribe for _____ shares of non-voting preferred shares in Oakleys Shooting Range, Inc. at an aggregate amount of $__________________.

I hereby subscribe for _____ shares of voting common shares in Oakleys Shooting Range, Inc. at an aggregate amount of $__________________.

________________________________ ________________________________

Investor (signature) Investor Name (please print)

____

Address (please print)

REMINDER: IN ORDER FOR YOUR SUBSCRIPTION TO OAKLEYS SHOOTING RANGE, INC. TO BE ACCEPTED, YOU MUST EXECUTE AND RETURN A COPY OF THIS SUBSCRIPTION FORM.


SwimCreative
All Things Advertising

ESTIMATE
Date: January 22, 2009

OAKLEYS SHOOTING RANGE
Nancy Bode
P.O. Box 351
Superior, WI 54880

	DESCRIPTION OF SERVICE & SUPPLIES	AMOUNT
1	New Web Site Design	$2,600-3,000
2	Flash Animation on site	tbd

1 New Web Site Design $2,600-3,000
- Includes initial consult, research, writing, design, revisions, preparation of files for Faster Solutions. Site is based on current OakleysShootingRange.com and includes the following:
  1. Home (1 page)
  2. About Us (3 pages, mission, staff/partners, and one more, tbd)
  3. News Releases (1 page, Faster Solutions will upload releases as they come up)
  4. Ownership/Investment Opportunities (2 pages + Sign up for more information)
  5. Tour (1-2 pages)
  6. Miscellaneous Pages, tbd after discussion/consultation (estimate for 5 pages) ie: Q&A, General Overview, Types of shooting options that will be available, etc.

2 Flash Animation on site .... tbd
- We are unable to provide an estimate for flash animation at this point because we are unsure if it is desired or to what extent it is desired.

Not included in the above costs are photography (stock or other), programming or multiple design/content changes past the initial site launch.

TERMS: Prices are valid for six months only and do not include any sales tax where applicable. One-half of the total to be paid prior to project start. This is an estimate on a given set of parameters with a + or - 10% contingency. All efforts to keep costs within the contingency will be made. Estimate includes one round of revisions. Additional changes past one round will be subject to an hourly rate.

Thanks for considering SwimCreative
310 E. Superior St., Ste. 275 • Duluth, MN 55802 • 218-722-1404 • swimcreative.com

Exhibit 6


SwimCreative
All Things Advertising

ESTIMATE
Date: December 4, 2008

OAKLEY'S SHOOTING RANGE
Nancy Bode
P.O. Box 351
Superior, WI 54880

	DESCRIPTION OF SERVICE & SUPPLIES	AMOUNT
1	**New Logo Design**	$800-1,000
	- Includes research, design, client contact, and revisions. All necessary file formats provided.	
2	**Common Stock Investor Packet**	$5,200
	- Includes concept, writing, design, client contact, revisions and print coordination of a folder that holds 9-10 inserts, (exact quantity, content and format, tbd.) Possible examples are: 1. General Overview 2. About Us 3. Q&A (specifically about the costs, benefits and promises) 4. Environmental Stewardship 5. The facility/types of shooting ranges 6. Stock types (preferred/common) 7. Letters of commitment (one page with quotes, etc., from law enforcement and other) 8. Sign-up contract	
3	**Preferred Stock (one-sheet)**	$1,500
	- Includes concept, writing, design, client contact, revisions and print coordination of the following: A one-sheet page that matches the Common Stock Investor Packet but is mainly an overview of the facility plus a tear-off sign-up. *(Estimate is based on picking up concept from Common Stock Packet.)*	
4	**Rack Cards**	$600
	- Includes concept, writing, design, client contact, revisions and print coordination for a 4x9 card that can be displayed at key locations. *(Estimate is based on picking up concepts/art/writing from previous projects.)*	
5	**3-Dimensional Leave Behind for Large Investors**	$600
	- Includes concept, product research, writing, design, client contact, revisions and coordination for a three-dimensional item that can be hand-delivered to prospective investors.	

Not included in the above costs are photography (stock or other), printing, or the actual 3-dimensional object—plus applicable delivery charges or tax of those items.

TERMS: Prices are valid for six months only and do not include any sales tax where applicable. One-half of the total to be paid prior to project start. This is an estimate on a given set of parameters with a + or - 10% contingency. All efforts to keep costs within the contingency will be made. Estimate includes one round of revisions. Additional changes past one round will be subject to an hourly rate.

Thanks for considering SwimCreative

310 E. Superior St., Ste. 275 • Duluth, MN 55802 • 218-722-1404 • swimcreative.com

PROMISSORY NOTE

OAKLEYS SHOOTING RANGE, INC. 1609 Baxter Avenue Superior Minnesota 54880 **Borrower Name and Address** "I", "me" and "my" means each borrower above, together and separately.	**Northeast Entrepreneur Fund, Inc.** **1401 Tower Avenue** **Suite 302** **Superior Wisconsin 54880** **Lender's Name and Address** "You" and "your" means the lender, its successors and assigns.	Loan Number 7569 Date March 20, 2009 Maturity Date April 1, 2014 Loan Amount $25,000.00 Renewal of Loan/Note No.

I promise to pay you, at your address listed above, the **PRINCIPAL** sum of **Twenty-five Thousand and ------------------------ 00/100thsDollars ($25,000.00).**

☐ **Single Advance:** I will receive the entire loan amount on **March 20, 2009.** There will be no additional advances under this Note.

☒ **Multiple Advance:** The loan amount shown above is the maximum amount I can borrower under this Note. On March 20, 2009, I will receive **$17,907.00** and future principal advances are permitted.

Conditions: The conditions for future advances are

☐ **Open End / Revolving Credit:** You and I agree that I may borrow up to the maximum amount more than one time. All other conditions of this note apply to this feature. This feature expires on

☒ **Closed End Credit:** You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST: I agree to pay interest on the outstanding principal balance from March 20, 2009 at the rate of 8.75% per year until April 1, 2014.

ACCRUAL METHOD: You will calculate interest on a 365 - day year basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this Note owing after maturity, and until paid in full, as stated below:

☒ On the same fixed or variable rate basis in effect before maturity (as indicated above).

☐ At a rate equal to

PAYMENTS: I agree to pay this Note as follows:

☐ **Interest:** I agree to pay accrued interest

☐ **Principal:** I agree to pay the principal

☒ **Installments:** I agree to pay this note in 60 payments. The first payment will be **$515.93** and will be due on May 1, 2009. Payments of $515.93 will be due ☒ **monthly**, on the 1st day of each month thereafter; or ☐ **semimonthly**, on the ___ day of each month thereafter. The final payment of the entire unpaid balance of principal and interest will be due April 1, 2014.

☐ **LATE CHARGE:** If I make a payment more than 10 days after the payment is due, I agree to pay a later charge of $7.28 or five percent (5%) of the payment amount, whichever is more.

☐ **THIS NOTE IS A RENEWAL** of a note dated in the original principal amount of and includes the payoff balance of such note plus additional advances in the amount of .

LOAN DOCUMENTS: This note evidences a debt under the terms of a loan agreement and business review agreement dated of even date herewith. Such loan agreement and business review agreement and all documents and agreements referred to therein are referred to as the "Loan Documents" and are incorporated herein by reference.

DEFAULT AND REMEDIES: In event I fail to make any payment on this Note which is not cured within ten (10) days after you send me written notice, or whenever an event of default occurs pursuant to any Loan Document which is not cured as provided in the Loan Document, at your option and without further notice, demand or presentment for payment to me or any other person, you may declare immediately due and payable the outstanding principal balance of this note and interest accrued thereon.

TYPE OF BORROWER: I am a:

- ☐ Sole proprietorship;
- ☐ General partnership under the laws of Wisconsin; and my general partners are _;
- ☒ Corporation under the laws of Wisconsin;
- ☐ Limited Liability Company under the laws of Wisconsin;
- ☐ Limited liability partnership under the laws of Wisconsin.

TRADE NAME: I do business under the name of **OAKLEYS SHOOTING RANGE, INC.** .
"This note has been pledged to the U.S. Small Business Administration (SBA) as collateral. Further assignment cannot be made without prior written consent of SBA."

☒ **SECURITY:** This note is separately secured by (describe separate document by type and date):
Security Agreement, **March 20, 2009**
Security Agreement, **March 20, 2009**
Personal Guaranty, dated **March 20, 2009**
Personal Guaranty, dated **March 20, 2009**
Personal Guaranty, dated **March 20, 2009**
(This section is for your internal use. Failure to list a separate security document does not mean the agreement will note secure this note.)

PURPOSE: The purpose of this loan is: **Working Capital for Start up expenses.**

SIGNATURES: I AGREE TO THE TERMS OF THIS NOTE. I have received a copy on today's date.

LENDER:

NORTHEAST ENTREPRENEUR FUND, INC.

By Bob Voss
Its Loan Fund Manager

BORROWER:
OAKLEYS SHOOTING RANGE, INC.

By Nancy M Bode
Its President

By Daniel [illegible]
Its VICE PRESIDENT

By [illegible]
Its Secretary / Tres.

Northeast Entrepreneur Fund, Inc.
USE OF FUNDS

March 20, 2009

Loan I.D. #7569
OAKLEYS SHOOTING RANGE, INC.
1609 Baxter Avenue
Superior, Minnesota 54880

Use of funds is as follows:

Company Name	Purpose	Amount
Oakleys Shooting Range, Inc	Reimbursement	$17,795.00
	Faster Solutions	
	Architectural Resources	
	Murphy Desmond.	
Oakleys Shooting Range, Inc & NE Entrepreneur	SBA contribution	$100.00
Registration Fee Trust	Title Fees	$12.00
		$0.00
		$0.00
		$0.00
		$0.00
		$0.00
	Total	$17,907.00

Oakleys Shooting Range, Inc.

By Nancy M Bode

Its President

By [signature]

Its VICE PRESIDENT

By [signature]

Its SECRETARY / TRES.

SECURITY AGREEMENT

Date: March 20, 2009

Debtor	Daniel J. Parkinson Leslie M. Parkinson	Secured Party	**NORTHEAST ENTREPRENEUR FUND, INC.**
Business or Residence Address	1321 Cedar Avenue	Address	**1401 Tower Avenue Suite 302**
City, State & Zip Code	Superior, Wisconsin 54880	City, State & Zip Code	**Superior, Wisconsin 54880**

1. **Security Interest and Collateral.** To secure the payment and performance of each and every debt, liability and obligation of every type and description which Debtor may now or at any time hereafter owe to Secured Party (whether such debt, liability or obligation now exists or is hereafter created or incurred, and whether it is or may be direct or indirect, due or to become due, absolute of contingent, primary or secondary, liquidated or unliquidated, or joint, several or joint and several; all such debts, liabilities and obligations being herein collectively referred to as the "Obligations"), Debtor hereby grants Secured Party a security interest (herein call the "Security Interest") in the following property (herein called the "Collateral") (check applicable boxes and complete information):

(a) INVENTORY:

☐ All inventory of Debtor, whether now owned or hereafter acquired.

(b) EQUIPMENT, FARM PRODUCTS AND CONSUMER GOODS:

☐ All equipment of Debtor, whether now owned or hereafter acquired, including but not limited to: (described equipment by items or types):

☐ All farm products of Debtor, whether now owned or (except as provided below in the case of crops) hereafter acquired, including but not limited to (i) all poultry and livestock and their young, products thereof and produce thereof, (ii) all crops, whether annual or perennial, and the products thereof (except future crops not growing or planted within one year from the date hereof), and (iii) all feed, seed, fertilizer, medicines and other supplies used or produced by Debtor in farming operations. The real estate concerned with the above described crops growing or to be grown is:

SEE ATTACHED EXHIBIT A

and the name of the record owner is:

☒ The following goods or types of goods:
2002 Toyota VIN# 5TBBT44172S269874
2008 Toyota VIN# 2T1KR32E88C714064

(c) ACCOUNTS, CONTRACT RIGHTS AND OTHER RIGHTS TO PAYMENT:

☐ Each and every right of Debtor to the payment of money, whether such right to payment now exists or hereafter arises, whether such right to payment arises out of a sale, lease or other disposition of goods or other property by Debtor, out of a rendering of services by Debtor, out of a loan by Debtor, out of the overpayment of taxes or other liabilities of Debtor, or otherwise arises under any contract or agreement, whether such right to payment is or is not already earned by performance, and howsoever such right to payment may be evidenced, together with all other rights and interests (included all liens and security interests) which Debtor may at any time have by law or agreement against any account debtor or other obligor obligated to make any such payment or against any of the property of such account Debtor or other obligor; all including but not limited to all present and future debt instruments, chattel papers, accounts and contract rights of Debtor.

☐ ____

(d) GENERAL INTANGIBLES:

☐ All general intangibles of Debtor, whether now owned or hereafter acquired, including but not limited to, applications for patents, patents, copyrights and trademarks.

together with all substitutions and replacements for any of the foregoing property and proceeds of any and all of the foregoing property and, in the case of all tangible Collateral, together with (i) all accessories, attachments, parts, equipment, accessions and repairs now or hereafter attached or affixed to or used in connection with any such goods, and (ii) all warehouse receipts, bills of lading and other documents of title now or hereafter covering such goods.

2. **Representations, Warranties and Agreements.** Debtor represents, warrants and agrees that:

(a) Debtor is ☒ an individual, ☐ a partnership, ☐ a corporation, ☐ a limited liability company and, if Debtor is an individual, the Debtor's residence is at the address of Debtor shown at the beginning of this Agreement.

(b) The Collateral will be used primarily for business purposes.

(c) ☐ If any part of all of the tangible Collateral will become so related to particular real estate as to become a fixture, the real estate concerned is:

SEE ATTACHED EXHIBIT ____.

and the name of the record owner is:

____.

(d) If Debtor is a corporation, limited liability company or partnership, its state of organization is

______________________.

3. **Additional Representations, Warranties and Agreements.** Debtor represents, warrants and agrees that:

(a) Debtor has (or will have at the time Debtor acquires rights in Collateral hereafter arising) absolute title to each item of Collateral free and clear of all security interests, liens and encumbrances, except the Security Interest and other Security Interests disclosed to the Secured Party, and will defend the Collateral against all claims or demands of all persons other than the Secured Party. Debtor will not sell or otherwise dispose of the Collateral or any interest therein without the prior written consent of Secured Party, except that, until the occurrence of an Event of Default and the revocation by Secured Party of Debtor's right to do so, Debtor may sell any inventory or other assets constituting Collateral to buyers in the ordinary course of business and use and consume any farm products constituting Collateral in Debtor's farming operations. Debtor is fully authorized to enter into this Agreement.

(b) Debtor will not permit any tangible Collateral to be located in any state (and, if a county filing is required, in any county) in which a financing statement covering such Collateral is required to be, but has not in fact been, filed in order to perfect the Security Interest.

(c) Each right to payment and each instrument, document, chattel paper and other agreement constituting or evidencing Collateral is (or will be when arising or issues) the valid, genuine and legally enforceable obligation, subject to no defense, setoff or counterclaim (other than those arising in the ordinary course of business) of the account debtor or other obligor named therein or in Debtor's records pertaining thereto as being obligated to pay such obligation. Debtor will neither agree to any material modification or amendment nor agree to any cancellation of any such obligation without Secured Party's prior written consent, and will not subordinate any such right to payment to claims of other creditors of such account debtor or other obligor.

(d) Debtor will (i) keep all tangible Collateral in good repair, working order and condition, normal depreciation excepted, and will, from time to time, replace any worn, broken or defective parts thereof; (ii) promptly pay all taxes and other governmental charges levied or assessed upon or against any Collateral or upon or against the creation, perfection or continuance of the Security Interest; (iii) keep all Collateral free and clear of all security interests, liens and encumbrances except the Security Interest and except as previously disclosed to Secured Party; (iv) at all reasonable times, permit Secured Party or its representatives to examine or inspect any Collateral, wherever located, and to examine, inspect and copy Debtor's books and records pertaining to the Collateral and its business and financial condition; (v) keep accurate and complete records pertaining to the Collateral and pertaining to Debtor's business and financial condition and submit to Secured Party such periodic reports concerning the Collateral and Debtor's business and financial condition as Secured Party may from time to time reasonably request; (vi) promptly notify Secured Party of any loss of or material damage to any Collateral or any adverse change known to Debtor, in the prospect of payment of any sums due on or under any instrument, chattel paper, account or contract right constituting Collateral; (vii) if Secured Party at any time so requests (whether the request is made before or after the occurrence of an Event of Default), promptly deliver to Secured

Party any instrument, document or chattel paper constituting Collateral, duly endorsed or assigned by Debtor; (viii) at all times keep all tangible Collateral insured against risks of fire (including so-called extended coverage), theft, collision (in case of Collateral consisting of motor vehicles), and such other risks and in such amounts as Secured Party may reasonably request with any loss payable to Secured Party to the extent of its interest; (ix) from time to time execute such financing statements as Secured Party may reasonably require in order to perfect the Security Interest and, if any Collateral consists of a motor vehicle, execute such documents as may be required to have the Security Interest properly noted on a certificate of title; (x) pay when due or reimburse Secured Party on demand for all costs of collection of any of the Obligations and all other out-of-pocket expenses (including in each case all fees allowed by law) incurred by Secured Party in connection with the satisfaction or enforcement of the Security Interest or the enforcement of this Agreement or any or all of the Obligations; (xi) execute, deliver or endorse any and all instruments, documents, assignments, security agreements and other agreements and writings which Secured Party may at any time reasonably request in order to secure, protect, perfect or enforce the Security Interest and Secured Party's rights under this Agreement; (xii) not use or keep any Collateral, or permit it to be used or kept, for any unlawful purpose or in violation of any federal, state or local law, statute or ordinance; and (xiii) not permit any tangible Collateral to become part of or to be affixed to any real property without first assuring to the reasonable satisfaction of Secured Party that the Security Interest will be prior and senior to any interest or lien then held or thereafter acquired by any mortgagee of such real property or the owner or purchaser of any interest therein. If Debtor at any time fails to perform or observe any agreement contained in this Section 3(d), and if such failure shall continue for a period of ten (10) calendar days after Secured Party gives Debtor written notice thereof (or, in the case of the agreements contained in clauses (viii) and (ix) of this Section 3(d), immediately upon the occurrence of such failure, without notice or lapse of time), Secured Party may (but need not) perform or observe such agreement on behalf and in the name, place and stead of Debtor (or, at Secured Party's option, in Secured Party's own name) and may (but need not) take any and all other actions which Secured Party may reasonably deem necessary to cure or correct such failure (including, without limitation, the payment of taxes, the satisfaction of security interests, liens or encumbrances, the performance of obligations under contracts or agreements with account debtors or other obligors, the procurement and maintenance of insurance, the execution of financing statements, the endorsement of instruments, and the procurement of repairs, transportation or insurance); and except to the extent that the effect of such payment would be to render any loan or forbearance of money usurious or otherwise illegal under any applicable law, Debtor shall thereupon pay Secured Party on demand the amount of all moneys expended and all costs and expenses (including reasonable attorney's fees) incurred by Secured Party in connection with or as a result of Secured Party's performing or observing such agreements or taking such actions, together with interest thereon from the date expended or incurred by Secured Party at the highest rate then applicable to any of the Obligations. To facilitate the performance or observance by Secured Party of such agreements of Debtor, Debtor hereby irrevocably appoints (which appointment is coupled with an interest) Secured Party, or its delegate, as the attorney-in-fact of Debtor with the right (but not the duty) from time to time to create, prepare, complete, execute, deliver, endorse or file, in the name and on behalf of Debtor, any and all instruments, documents, financing statements, applications for insurance and other agreements and writings required to be obtained, executed, delivered or endorsed by Debtor under this Section 3 and Section 4.

4. **Lock Box, Collateral Account.** If Secured Party so requests at any time (whether before or after the occurrence of an Event of Default) Debtor will direct each of its account debtors to make payments due under the relevant account or chattel paper directly to a special lock box to be under the control of Secured Party. Debtor hereby authorizes and directs Secured Party to deposit into a special collateral account to be established and maintained with Secured Party all checks, drafts and cash payments received in said lock box. All deposits in said collateral account shall constitute proceeds of Collateral and shall not constitute payment of any Obligation. At its option, Secured Party may, at any time, apply finally collected funds on deposit in said collateral account to the payment of the Obligations in such order of application as Secured Party may determine, or permit Debtor to withdraw all or any part of the balance on deposit in said collateral account. If a collateral account is so established, Debtor agrees that it will promptly deliver to Secured Party, for deposit into said collateral account, all payments on accounts and chattel paper received by it. All such payments shall be delivered to Secured Party in the form received (except for Debtor's endorsement where necessary). Until so deposited, all payments on accounts and chattel paper received by Debtor shall be held in trust by Debtor for and as the property of Secured Party and shall not be commingled with any funds or property of Debtor.

5. **Collection Rights of Secured Party.** Notwithstanding Secured Party's rights under Section 4 with respect to any and all debt instruments, chattel papers, accounts, and other rights to payment constituting Collateral (including proceeds), Secured Party may, at any time (both before and after the occurrence of an Event of Default) notify any account debtor, or any other person obligated to pay any amount due, that such chattel paper, account, or other right to payment has been assigned or transferred to Secured Party for security and shall be paid directly to Secured Party. If Secured Party so requests, at any time, Debtor will so notify such account debtors and other obligors in writing and will indicate on all invoices to such account debtors or other obligors that the amount due is payable directly to Secured Party. At any time after Secured Party or Debtor gives such notice to an account debtor or other obligor, Secured Party may (but need not), in its own name or in Debtor's name, demand, sue for, collect or receive any money or property at any time payable or receivable on account of, or securing, any such chattel paper, account, or other right to payment, or grant any extension to, make any compromise or settlement with or otherwise agree to waive, modify, amend or change the obligations (including collateral obligations) of any such account debtor or other obligor.

6. **Assignment of Insurance.** Debtor hereby assigns to Secured Party, as additional security for the payment of the Obligations, any and all moneys (including but limited to proceeds of insurance and refunds of unearned premiums) due or to become due under, and all other rights of Debtor under or with respect to any and all policies of insurance covering the Collateral, and Debtor hereby directs the issuer of any such policy to pay any such moneys directly to Secured Party. Both before and after the occurrence of an Event of Default, Secured Party may (but need not), in its own name or in Debtor's name, execute and deliver proofs of claim, receive all such moneys, endorse checks and other

instruments representing payment of such moneys, and adjust, litigate, compromise or release any claim against the issuer of any such policy.

7. **Events of Default.** Each of the following occurrences shall constitute an Event of Default under this Agreement (herein called "Event of Default"): (i) Debtor shall fail to pay any or all of the Obligations when due or (if payable on demand) on demand, or shall fail to observe or perform any covenant or agreement herein binding on it; (ii) any representation or warranty by Debtor set forth in this Agreement or made to Secured Party in any financial statements or reports submitted to Secured Party by or on behalf of Debtor shall prove materially false or misleading; (iii) Debtor or any guarantor of any Obligation shall (A) fail to conduct its business substantially as now conducted; or (B) be or become insolvent (however defined); or (C) file or have filed against it, voluntarily or involuntarily, a petition in bankruptcy or for reorganization or for the adoption of an arrangement or plan under the United States Bankruptcy Code; or (D) initiate or have initiated against it, voluntarily or involuntarily, any act, process or proceeding under any insolvency law or other statute or law providing for the modification or adjustment of the rights of creditors; or (E) if a corporation, partnership or other organization, be dissolved or liquidated or, if a partnership, suffer the death of a partner or, if an individual, die; (iv) Secured Party shall in good faith believe that the prospect of due and punctual payment of any or all of the Obligations is impaired.

8. **Remedies Upon Event of Default.** Upon the occurrence of an Event of Default under Section 7 and at any time thereafter, after expiration of any required notice of default, Secured Party may exercise any one or more of the following rights and remedies: (i) declare all unmatured Obligations to be immediately due and payable, and the same shall thereupon be immediately due and payable, without presentment or other notice or demand; (ii) exercise and enforce any or all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including but not limited to the right to take possession of any Collateral, proceeding without judicial process or by judicial process (without a prior hearing or notice thereof, which Debtor hereby expressly waives), and the right to sell, lease or otherwise dispose of any or all of the Collateral, and in connection therewith, Secured Party may require Debtor to assemble the Collateral and make it available to Secured Party at a place to be designated by Secured Party which is reasonably convenient to both parties, and if notice to Debtor of any intended disposition of Collateral or any other intended action is required by law in a particular instance, such notice shall be deemed commercially reasonable if given (in the manner specified in Section 10) at least ten (10) calendar days prior to the date of intended disposition or other action; (iii) exercise or enforce any or all other rights or remedies available to Secured Party by law or agreement against the Collateral, against Debtor or against any other person or property. If this Agreement is governed by the laws of the State of Minnesota, then, in addition to the foregoing rights and remedies, upon the occurrence of an Event of Default, the Secured Party may take possession of the Collateral or so much as may be found and sell the same as provided by Minnesota Statutes §339.9-501 through 336.9-508, as amended.

9. **Other Personal Property.** Unless at the time Secured Party takes possession of any tangible Collateral, or within seven (7) days thereafter, Debtor gives written notice to Secured Party of the existence of any goods, papers or other property of Debtor, not affixed to or constituting a part of such Collateral, but which are located or found upon or within such Collateral, describing such property, Secured Party shall not be responsible or liable to Debtor for any action taken or omitted by or on behalf of Secured Party with respect to such property without actual knowledge of the existence of any such property or without actual knowledge that it was located or to be found upon or within such Collateral.

10. **Miscellaneous.** This Agreement does not contemplate a sale of accounts, contract rights or chattel paper, and, as provided by law, Debtor is entitled to any surplus and shall remain liable for any deficiency. This Agreement can be waived, modified, amended, terminated or discharged, and the Security Interest can be released, only explicitly in a writing signed by Secured Party. A waiver signed by Secured Party shall be effective only in the specific instance and for the specific purpose given. Mere delay or failure to act shall not preclude the exercise or enforcement of any of Secured Party's rights or remedies. All rights and remedies of Secured Party shall be cumulative and may be exercised singularly or concurrently, at Secured Party's option, and the exercise or enforcement of any one such right or remedy shall neither be a condition to nor bar the exercise or enforcement of any other. All notices to be given to Debtor shall be deemed sufficiently given if delivered or mailed by registered or certified mail, postage prepaid to Debtor at its address set forth above or at the most recent address shown on Secured Party's records. Secured Party's duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if Secured Party exercises reasonable care in physically safekeeping such Collateral or, in the case of Collateral in the custody or possession of a bailee or other third person, exercises reasonable care in the selection of the bailee or other third person, and Secured Party need not otherwise preserve, protect, insure or care for any Collateral. Secured Party shall not be obligated to preserve any rights Debtor may have against prior parties, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application. This Agreement shall be binding upon and inure to the benefit of Debtor and Secured Party and their respective heirs, representatives, successors and assigns and shall take effect when signed by Debtor and delivered to Secured Party, and Debtor waives notice of Secured Party's acceptance hereof. Secured Party may execute this Agreement if appropriate for the purpose of filing, but the failure of Secured Party to execute this Agreement shall not affect or impair the validity or effectiveness of this Agreement. Except to the extent otherwise required by law, this Agreement shall be governed by the internal laws of the state named as part of Secured Party's address above. If any provision or application of this Agreement is held unlawful or unenforceable in any respect, such illegality or unenforceability shall not affect other provisions or applications which can be given effect, and this Agreement shall be construed as if the unlawful or unenforceable provision or application had never been contained herein or prescribed hereby. All representations and warranties contained in this Agreement shall survive the execution, delivery and performance of this Agreement and the creation and payment of the Obligations. If this Agreement is signed by more than one person as Debtor, the term "Debtor" shall refer to each of them separately and to both or all of them jointly; all such persons shall be bound both severally and jointly with the other(s); and the Obligations

shall include all debts, liabilities and obligations owed to Secured Party by any Debtor solely or by both or several or all Debtors jointly or jointly and severally, and all property described in Section 1 shall be included as part of the Collateral, whether it is owned jointly by both or all Debtors or is owned in whole or in party by one (or more) of them.

SECURED PARTY:

NORTHEAST ENTREPRENEUR FUND, INC.

By Bob Voss
Its Loan Fund Manager

DEBTOR:

Daniel J. Parkinson

Leslie M. Parkinson

SECURITY AGREEMENT

Date: March 20, 2009

Debtor	Donovan H. Bode Nancy M. Bode	Secured Party	NORTHEAST ENTREPRENEUR FUND, INC.
Business or Residence Address	507 Clough Avenue	Address	1401 Tower Avenue Suite 302
City, State & Zip Code	Superior, Wisconsin 54880	City, State & Zip Code	Superior, Wisconsin 54880

1. **Security Interest and Collateral.** To secure the payment and performance of each and every debt, liability and obligation of every type and description which Debtor may now or at any time hereafter owe to Secured Party (whether such debt, liability or obligation now exists or is hereafter created or incurred, and whether it is or may be direct or indirect, due or to become due, absolute of contingent, primary or secondary, liquidated or unliquidated, or joint, several or joint and several; all such debts, liabilities and obligations being herein collectively referred to as the "Obligations"), Debtor hereby grants Secured Party a security interest (herein call the "Security Interest") in the following property (herein called the "Collateral") (check applicable boxes and complete information):

(a) INVENTORY:

☐ All inventory of Debtor, whether now owned or hereafter acquired.

(b) EQUIPMENT, FARM PRODUCTS AND CONSUMER GOODS:

☐ All equipment of Debtor, whether now owned or hereafter acquired, including but not limited to: (described equipment by items or types):

☐ All farm products of Debtor, whether now owned or (except as provided below in the case of crops) hereafter acquired, including but not limited to (i) all poultry and livestock and their young, products thereof and produce thereof, (ii) all crops, whether annual or perennial, and the products thereof (except future crops not growing or planted within one year from the date hereof), and (iii) all feed, seed, fertilizer, medicines and other supplies used or produced by Debtor in farming operations. The real estate concerned with the above described crops growing or to be grown is:

SEE ATTACHED EXHIBIT A

and the name of the record owner is:

☒ The following goods or types of goods:

2003 Chev Blazer VIN # 1GNDT13XX3K10444D

(c) ACCOUNTS, CONTRACT RIGHTS AND OTHER RIGHTS TO PAYMENT:

☐ Each and every right of Debtor to the payment of money, whether such right to payment now exists or hereafter arises, whether such right to payment arises out of a sale, lease or other disposition of goods or other property by Debtor, out of a rendering of services by Debtor, out of a loan by Debtor, out of the overpayment of taxes or other liabilities of Debtor, or otherwise arises under any contract or agreement, whether such right to payment is or is not already earned by performance, and howsoever such right to payment may be evidenced, together with all other rights and interests (included all liens and security interests) which Debtor may at any time have by law or agreement against any account debtor or other obligor obligated to make any such payment or against any of the property of such account Debtor or other obligor; all including but not limited to all present and future debt instruments, chattel papers, accounts and contract rights of Debtor.

☐ ____

(d) **GENERAL INTANGIBLES:**

☐ All general intangibles of Debtor, whether now owned or hereafter acquired, including but not limited to, applications for patents; patents, copyrights and trademarks.

together with all substitutions and replacements for any of the foregoing property and proceeds of any and all of the foregoing property and, in the case of all tangible Collateral, together with (i) all accessories, attachments, parts, equipment, accessions and repairs now or hereafter attached or affixed to or used in connection with any such goods, and (ii) all warehouse receipts, bills of lading and other documents of title now or hereafter covering such goods.

2. **Representations, Warranties and Agreements.** Debtor represents, warrants and agrees that:

(a) Debtor is ☒ an individual, ☐ a partnership, ☐ a corporation, ☐ a limited liability company and, if Debtor is an individual, the Debtor's residence is at the address of Debtor shown at the beginning of this Agreement.

(b) The Collateral will be used primarily for business purposes.

(c) ☐ If any part of all of the tangible Collateral will become so related to particular real estate as to become a fixture, the real estate concerned is:

SEE ATTACHED EXHIBIT ____.

and the name of the record owner is:

____.

(d) If Debtor is a corporation, limited liability company or partnership, its state of organization is

______________________.

3. **Additional Representations, Warranties and Agreements.** Debtor represents, warrants and agrees that:

(a) Debtor has (or will have at the time Debtor acquires rights in Collateral hereafter arising) absolute title to each item of Collateral free and clear of all security interests, liens and encumbrances, except the Security interest and other Security Interests disclosed to the Secured Party, and will defend the Collateral against all claims or demands of all persons other than the Secured Party. Debtor will not sell or otherwise dispose of the Collateral or any interest therein without the prior written consent of Secured Party, except that, until the occurrence of an Event of Default and the revocation by Secured Party of Debtor's right to do so, Debtor may sell any inventory or other assets constituting Collateral to buyers in the ordinary course of business and use and consume any farm products constituting Collateral in Debtor's farming operations. Debtor is fully authorized to enter into this Agreement.

(b) Debtor will not permit any tangible Collateral to be located in any state (and, if a county filing is required, in any county) in which a financing statement covering such Collateral is required to be, but has not in fact been, filed in order to perfect the Security Interest.

(c) Each right to payment and each instrument, document, chattel paper and other agreement constituting or evidencing Collateral is (or will be when arising or issues) the valid, genuine and legally enforceable obligation, subject to no defense, setoff or counterclaim (other than those arising in the ordinary course of business) of the account debtor or other obligor named therein or in Debtor's records pertaining thereto as being obligated to pay such obligation. Debtor will neither agree to any material modification or amendment nor agree to any cancellation of any such obligation without Secured Party's prior written consent, and will not subordinate any such right to payment to claims of other creditors of such account debtor or other obligor.

(d) Debtor will (i) keep all tangible Collateral in good repair, working order and condition, normal depreciation excepted, and will, from time to time, replace any worn, broken or defective parts thereof; (ii) promptly pay all taxes and other governmental charges levied or assessed upon or against any Collateral or upon or against the creation, perfection or continuance of the Security Interest; (iii) keep all Collateral free and clear of all security interests, liens and encumbrances except the Security Interest and except as previously disclosed to Secured Party; (iv) at all reasonable times, permit Secured Party or its representatives to examine or inspect any Collateral, wherever located, and to examine, inspect and copy Debtor's books and records pertaining to the Collateral and its business and financial condition; (v) keep accurate and complete records pertaining to the Collateral and pertaining to Debtor's business and financial condition and submit to Secured Party such periodic reports concerning the Collateral and Debtor's business and financial condition as Secured Party may ~~from~~ time to time reasonably request; (vi) promptly notify Secured Party of any loss of or material damage to any Collateral or any adverse change known to Debtor, in the prospect of payment of any sums due on or under any instrument, chattel paper, account or contract right constituting Collateral; (vii) if Secured Party at any time so requests (whether the request is made before or after the occurrence of an Event of Default), promptly deliver to Secured Party any instrument, document or chattel paper constituting Collateral, duly endorsed or assigned by Debtor; (viii) at all times keep all tangible Collateral insured against risks of fire (including so-called extended coverage), theft, collision (in case of Collateral consisting of motor vehicles), and such other risks and in such amounts as Secured Party may reasonably request with any loss payable to Secured Party to the extent of its interest; (ix) from time to time execute such financing statements as Secured Party may reasonably require in order to perfect the Security Interest and, if any Collateral consists of a motor vehicle, execute such documents as may be required to have the Security Interest properly noted on a certificate of title; (x) pay when due or reimburse Secured Party on demand for all costs of collection of any of the Obligations and all other out-of-pocket expenses (including in each case all fees allowed by law) incurred by Secured Party in connection with the satisfaction or enforcement of the Security Interest or the enforcement of this Agreement or any or all of the Obligations; (xi) execute, deliver or endorse any and all instruments, documents, assignments, security agreements and other agreements and writings which Secured Party may at any time reasonably request in order to secure, protect, perfect or enforce the Security Interest and Secured Party's rights under this Agreement; (xii) not use or keep any Collateral, or permit it to be used or kept, for any unlawful purpose or in violation of any federal, state or local law, statute or ordinance; and (xiii) not permit any tangible Collateral to become part of or to be affixed to any real property without first assuring to the reasonable satisfaction of Secured Party that the Security Interest will be prior and senior to any interest or lien then held or thereafter acquired by any mortgagee of such real property or the owner or purchaser of any interest therein. If Debtor at any time fails to perform or observe any agreement contained in this Section 3(d), and if such failure shall continue for a period of ten (10) calendar days after Secured Party gives Debtor written notice thereof (or, in the case of the agreements contained in clauses (viii) and (ix) of this Section 3(d), immediately upon the occurrence of such failure, without notice or lapse of time), Secured Party may (but need not) perform or observe such agreement on behalf and in the name, place and stead of Debtor (or, at Secured Party's option, in Secured Party's own name) and may (but need not) take any and all other actions which Secured Party may reasonably deem necessary to cure or correct such failure (including, without limitation, the payment of taxes, the satisfaction of security interests, liens or encumbrances, the performance of obligations under contracts or agreements with account debtors or other obligors, the procurement and maintenance of insurance, the execution of financing statements, the endorsement of instruments, and the procurement of repairs, transportation or insurance); and except to the extent that the effect of such payment would be to render any loan or forbearance of money usurious or otherwise illegal under any applicable law, Debtor shall thereupon pay Secured Party on demand the amount of all moneys expended and all costs and expenses (including reasonable attorney's fees) incurred by Secured Party in connection with or as a result of Secured Party's performing or observing such agreements or taking such actions, together with interest thereon from the date expended or incurred by Secured Party at the highest rate then applicable to any of the Obligations. To facilitate the performance or observance by Secured Party of such agreements of Debtor, Debtor hereby irrevocably appoints (which appointment is coupled with an interest) Secured Party, or its delegate, as the attorney-in-fact of Debtor with the right (but not the duty) from time to time to create, prepare, complete, execute, deliver, endorse or file, in the name and on behalf of Debtor, any and all instruments, documents, financing statements, applications for insurance and other agreements and writings required to be obtained, executed, delivered or endorsed by Debtor under this Section 3 and Section 4.

4. **Lock Box, Collateral Account.** If Secured Party so requests at any time (whether before or after the occurrence of an Event of Default) Debtor will direct each of its account debtors to make payments due under the relevant account or chattel paper directly to a special lock box to be under the control of Secured Party. Debtor hereby authorizes and directs Secured Party to deposit into a special collateral account to be established and maintained with Secured Party all checks, drafts and cash payments received in said lock box. All deposits in said collateral account shall constitute proceeds of Collateral and shall not constitute payment of any Obligation. At its option, Secured Party may, at any time, apply finally collected funds on deposit in said collateral account to the payment of the Obligations in such order of application as Secured Party may determine, or permit Debtor to withdraw all or any part of the balance on deposit in said collateral account. If a collateral account is so established, Debtor agrees that it will promptly deliver to Secured Party, for deposit into said collateral account, all payments on accounts and chattel paper received by it. All such payments shall be delivered to Secured Party in the form received (except for Debtor's endorsement where necessary). Until so deposited, all payments on accounts and chattel paper received by Debtor shall be held in trust by Debtor for and as the property of Secured Party and shall not be commingled with any funds or property of Debtor.

5. **Collection Rights of Secured Party.** Notwithstanding Secured Party's rights under Section 4 with respect to any and all debt instruments, chattel papers, accounts, and other rights to payment constituting Collateral (including proceeds), Secured Party may, at any time (both before and after the occurrence of an Event of Default) notify any account debtor, or any other person obligated to pay any amount due, that such chattel paper, account, or other right to payment has been assigned or transferred to Secured Party for security and shall be paid directly to Secured Party. If Secured Party so requests, at any time, Debtor will so notify such account debtors and other obligors in writing and will indicate on all invoices to such account debtors or other obligors that the amount due is payable directly to Secured Party. At any time after Secured Party or Debtor gives such notice to an account debtor or other obligor, Secured Party may (but need not), in its own name or in Debtor's name, demand, sue for, collect or receive any money or property at any time payable or receivable on account of, or securing, any such chattel paper, account, or other right to payment, or grant any extension to, make any compromise or settlement with or otherwise agree to waive, modify, amend or change the obligations (including collateral obligations) of any such account debtor or other obligor.

6. **Assignment of Insurance.** Debtor hereby assigns to Secured Party, as additional security for the payment of the Obligations, any and all moneys (including but limited to proceeds of insurance and refunds of unearned premiums) due or to become due under, and all other rights of Debtor under or with respect to any and all policies of insurance covering the Collateral, and Debtor hereby directs the issuer of any such policy to pay any such moneys directly to Secured Party. Both before and after the occurrence of an Event of Default, Secured Party may (but need not), in its own

name or in Debtor's name, execute and deliver proofs of claim, receive all such moneys, endorse checks and other instruments representing payment of such moneys, and adjust, litigate, compromise or release any claim against the issuer of any such policy.

7. **Events of Default.** Each of the following occurrences shall constitute an Event of Default under this Agreement (herein called "Event of Default"): (i) Debtor shall fail to pay any or all of the Obligations when due or (if payable on demand) on demand, or shall fail to observe or perform any covenant or agreement herein binding on it; (ii) any representation or warranty by Debtor set forth in this Agreement or made to Secured Party in any financial statements or reports submitted to Secured Party by or on behalf of Debtor shall prove materially false or misleading; (iii) Debtor or any guarantor of any Obligation shall (A) fail to conduct its business substantially as now conducted; or (B) be or become insolvent (however defined); or (C) file or have filed against it, voluntarily or involuntarily, a petition in bankruptcy or for reorganization or for the adoption of an arrangement or plan under the United States Bankruptcy Code; or (D) initiate or have initiated against it, voluntarily or involuntarily, any act, process or proceeding under any insolvency law or other statute or law providing for the modification or adjustment of the rights of creditors; or (E) if a corporation, partnership or other organization, be dissolved or liquidated or, if a partnership, suffer the death of a partner or, if an individual, die; (iv) Secured Party shall in good faith believe that the prospect of due and punctual payment of any or all of the Obligations is impaired.

8. **Remedies Upon Event of Default.** Upon the occurrence of an Event of Default under Section 7 and at any time thereafter, after expiration of any required notice of default, Secured Party may exercise any one or more of the following rights and remedies: (i) declare all unmatured Obligations to be immediately due and payable, and the same shall thereupon be immediately due and payable, without presentment or other notice or demand; (ii) exercise and enforce any or all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including but not limited to the right to take possession of any Collateral, proceeding without judicial process or by judicial process (without a prior hearing or notice thereof, which Debtor hereby expressly waives), and the right to sell, lease or otherwise dispose of any or all of the Collateral, and in connection therewith, Secured Party may require Debtor to assemble the Collateral and make it available to Secured Party at a place to be designated by Secured Party which is reasonably convenient to both parties, and if notice to Debtor of any intended disposition of Collateral or any other intended action is required by law in a particular instance, such notice shall be deemed commercially reasonable if given (in the manner specified in Section 10) at least ten (10) calendar days prior to the date of intended disposition or other action; (iii) exercise or enforce any or all other rights or remedies available to Secured Party by law or agreement against the Collateral, against Debtor or against any other person or property. If this Agreement is governed by the laws of the State of Minnesota, then, in addition to the foregoing rights and remedies, upon the occurrence of an Event of Default, the Secured Party may take possession of the Collateral or so much as may be found and sell the same as provided by Minnesota Statutes §339.9-501 through 336.9-508, as amended.

9. **Other Personal Property.** Unless at the time Secured Party takes possession of any tangible Collateral, or within seven (7) days thereafter, Debtor gives written notice to Secured Party of the existence of any goods, papers or other property of Debtor, not affixed to or constituting a part of such Collateral, but which are located or found upon or within such Collateral, describing such property, Secured Party shall not be responsible or liable to Debtor for any action taken or omitted by or on behalf of Secured Party with respect to such property without actual knowledge of the existence of any such property or without actual knowledge that it was located or to be found upon or within such Collateral.

10. **Miscellaneous.** This Agreement does not contemplate a sale of accounts, contract rights or chattel paper, and, as provided by law, Debtor is entitled to any surplus and shall remain liable for any deficiency. This Agreement can be waived, modified, amended, terminated or discharged, and the Security Interest can be released, only explicitly in a writing signed by Secured Party. A waiver signed by Secured Party shall be effective only in the specific instance and for the specific purpose given. Mere delay or failure to act shall not preclude the exercise or enforcement of any of Secured Party's rights or remedies. All rights and remedies of Secured Party shall be cumulative and may be exercised singularly or concurrently, at Secured Party's option, and the exercise or enforcement of any one such right or remedy shall neither be a condition to nor bar the exercise or enforcement of any other. All notices to be given to Debtor shall be deemed sufficiently given if delivered or mailed by registered or certified mail, postage prepaid to Debtor at its address set forth above or at the most recent address shown on Secured Party's records. Secured Party's duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if Secured Party exercises reasonable care in physically safekeeping such Collateral or, in the case of Collateral in the custody or possession of a bailee or other third person, exercises reasonable care in the selection of the bailee or other third person, and Secured Party need not otherwise preserve, protect, insure or care for any Collateral. Secured Party shall not be obligated to preserve any rights Debtor may have against prior parties, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application. This Agreement shall be binding upon and inure to the benefit of Debtor and Secured Party and their respective heirs, representatives, successors and assigns and shall take effect when signed by Debtor and delivered to Secured Party, and Debtor waives notice of Secured Party's acceptance hereof. Secured Party may execute this Agreement if appropriate for the purpose of filing, but the failure of Secured Party to execute this Agreement shall not affect or impair the validity or effectiveness of this Agreement. Except to the extent otherwise required by law, this Agreement shall be governed by the internal laws of the state named as part of Secured Party's address above. If any provision or application of this Agreement is held unlawful or unenforceable in any respect, such illegality or unenforceability shall not affect other provisions or applications which can be given effect, and this Agreement shall be construed as if the unlawful or unenforceable provision or application had never been contained herein or prescribed hereby. All representations and warranties contained in this Agreement shall survive the execution, delivery and performance of this Agreement and the creation and payment of the Obligations. If this Agreement is signed by more than one person as Debtor, the term "Debtor" shall refer to each of them separately and to

both or all of them jointly; all such persons shall be bound both severally and jointly with the other(s); and the Obligations shall include all debts, liabilities and obligations owed to Secured Party by any Debtor solely or by both or several or all Debtors jointly or jointly and severally; and all property described in Section 1 shall be included as part of the Collateral, whether it is owned jointly by both or all Debtors or is owned in whole or in party by one (or more) of them.

SECURED PARTY:

NORTHEAST ENTREPRENEUR FUND, INC.

By Bob Voss
Its Loan Fund Manager

DEBTOR:

Donovan H. Bode

Nancy M. Bode

INDIVIDUAL GUARANTY
(Wisconsin Residents)

Nancy M. Bode 507 Clough Avenue Superior Wisconsin 54880 **Name and Address of Guarantor(s), whether one or more**	OAKLEYS SHOOTING RANGE, INC. 1609 Baxter Avenue Superior Wisconsin 54880 **Name and Address of Borrower, whether one or more**	Northeast Entrepreneur Fund, Inc. 1401 Tower Avenue Suite 302 Superior Wisconsin 54880 **Name and Address of Lender**

GUARANTY: FOR GOOD AND VALUABLE CONSIDERATION, and to induce Lender identified above to extend credit or grant or continue other credit accommodations to Borrower identified above, the undersigned Guarantor(s) jointly and severally guaranty to Lender the full and prompt payment when due, whether at maturity or by reason of acceleration or otherwise, of the debts, liabilities and obligations described as follows:

☐ If this is checked, the undersigned guaranties to Lender the payment and performance of each and every debt, liability or obligation of every type and description, which Borrower may now or at any hereafter owe to Lender ("Indebtedness").

☒ If this is checked, the undersigned guaranties to Lender the payment and performance of the debt, liability or obligation of Borrower to Lender evidenced by a promissory note dated in the original principal amount of **$25,000.00**, and any extensions, renewals or replacements thereof ("Indebtedness").

CONSENT: With respect to the Indebtedness, Lender from time to time without notice to the undersigned and without effecting the liability of the undersigned may (a) surrender, release, impair or otherwise dispose of any security or collateral for the Indebtedness, (b) release or agree not to sue any guarantor, (c) fail to perfect a security interest in or realize upon any security or collateral, (d) fail to realize upon the Indebtedness or proceed against Borrower or any other guarantor, (e) renew or extend the time of payment, (f) increase or decrease the rate of interest, (g) accept additional security or collateral, (h) determine the allocation and application of payments and accept partial payments, (i) determine what, if anything, may be done with reference to any security or collateral and, (j) settle or compromise the amount due or owing or claimed to be due and owing from Borrower or any guarantor, which settlement or compromise shall not effect the undersigned's liability for the full amount of the Indebtedness. The undersigned expressly consents to and waives notice of all of the above.

WAIVER: The undersigned waives presentment, demand for payment, notice of dishonor or non-payment, and protest of any instrument evidencing the Indebtedness. Lender shall not be required to first resort to payment of the Indebtedness to Borrower or any other person or their properties, or first to enforce, realize upon or exhaust any collateral security for the Indebtedness, before enforcing this Guaranty.

PERSONS BOUND: This Guaranty benefits the Lender, its successors and assigns, and binds the undersigned, the undersigned's heirs, personal representatives, successors and assigns.

ENTIRE AGREEMENT: This Guaranty is intended by the undersigned and Lender as a final expression of this guaranty and a complete and exclusive statement of its terms, there being no

conditions to the full effectiveness of this Guaranty. This Guaranty may not be supplemented or modified except in writing signed by the Lender and the undersigned.

REPRESENTATIONS: The undersigned acknowledges and agrees that Lender has not made any representations or warranties and has no duty to provide any information to the undersigned regarding the enforceability of the Indebtedness or the financial condition of the Borrower. The undersigned has independently determined the creditworthiness of Borrower and the enforceability of the Indebtedness and until the Indebtedness is paid in full, will independently and without reliance on Lender continue to make such determinations.

REVOCATION: This is a continuing Guaranty and shall remain in full force and effect until Lender receives notice of revocation signed by the undersigned. Upon revocation by written notice, this Guaranty shall continue in full force and effect as to all Indebtedness contracted for or incurred before revocation and as to them Lender shall have the rights provided by this Guaranty as if no revocation has occurred. Any renewal, extension or increase in the interest rate of such Indebtedness, whether made before or after revocation, shall constitute Indebtedness contracted for or incurred before revocation. Revocation by one of the undersigned shall not effect any of the liabilities or obligations of any of the other undersigned and this Guaranty shall continue in full force and effect with respect to them.

Date: 3/20/09 Nancy M Bode

Date: ______________ Nancy M Bode
(Print Name of Guarantor)

JOINDER OF SPOUSE

The undersigned is married to the above-named Guarantor and joins in the Guaranty for the purpose of (a) stating that the Guaranty is incurred in the interest of the marriage of the undersigned and the Guarantor or their family and (b) for the purpose of binding our marital property to the obligations arising out of the Guaranty.

Donovan H Bode
Spouse of Guarantor

State of WI)
)ss
County of Douglas)

The foregoing instrument was acknowledged before me this 20th day of March 2009, by Donovan H. Bode, spouse of Nancy M. Bode.

Leslie M. Parkinson
Notary Public

My Commission Expires 1-01-2013

LESLIE M. PARKINSON
Notary Public
State Of Wisconsin

INDIVIDUAL GUARANTY
(Wisconsin Residents)

Daniel J. Parkinson 1321 Cedar Avenue Superior Wisconsin 54880 **Name and Address of Guarantor(s), whether one or more**	OAKLEYS SHOOTING RANGE, INC. 1609 Baxter Avenue Superior Wisconsin 54880 **Name and Address of Borrower, whether one or more**	Northeast Entrepreneur Fund, Inc. 1401 Tower Avenue Suite 302 Superior Wisconsin 54880 **Name and Address of Lender**

GUARANTY: FOR GOOD AND VALUABLE CONSIDERATION, and to induce Lender identified above to extend credit or grant or continue other credit accommodations to Borrower identified above, the undersigned Guarantor(s) jointly and severally guaranty to Lender the full and prompt payment when due, whether at maturity or by reason of acceleration or otherwise, of the debts, liabilities and obligations described as follows:

☐ If this is checked, the undersigned guaranties to Lender the payment and performance of each and every debt, liability or obligation of every type and description, which Borrower may now or at any hereafter owe to Lender ("Indebtedness").

☒ If this is checked, the undersigned guaranties to Lender the payment and performance of the debt, liability or obligation of Borrower to Lender evidenced by a promissory note dated in the original principal amount of **$25,000.00**, and any extensions, renewals or replacements thereof ("Indebtedness").

CONSENT: With respect to the Indebtedness, Lender from time to time without notice to the undersigned and without effecting the liability of the undersigned may (a) surrender, release, impair or otherwise dispose of any security or collateral for the Indebtedness, (b) release or agree not to sue any guarantor, (c) fail to perfect a security interest in or realize upon any security or collateral, (d) fail to realize upon the Indebtedness or proceed against Borrower or any other guarantor, (e) renew or extend the time of payment, (f) increase or decrease the rate of interest, (g) accept additional security or collateral, (h) determine the allocation and application of payments and accept partial payments, (i) determine what, if anything, may be done with reference to any security or collateral and, (j) settle or compromise the amount due or owing or claimed to be due and owing from Borrower or any guarantor, which settlement or compromise shall not effect the undersigned's liability for the full amount of the Indebtedness. The undersigned expressly consents to and waives notice of all of the above.

WAIVER: The undersigned waives presentment, demand for payment, notice of dishonor or non-payment, and protest of any instrument evidencing the Indebtedness. Lender shall not be required to first resort to payment of the Indebtedness to Borrower or any other person or their properties, or first to enforce, realize upon or exhaust any collateral security for the Indebtedness, before enforcing this Guaranty.

PERSONS BOUND: This Guaranty benefits the Lender, its successors and assigns, and binds the undersigned, the undersigned's heirs, personal representatives, successors and assigns.

ENTIRE AGREEMENT: This Guaranty is intended by the undersigned and Lender as a final expression of this guaranty and a complete and exclusive statement of its terms, there being no

conditions to the full effectiveness of this Guaranty. This Guaranty may not be supplemented or modified except in writing signed by the Lender and the undersigned.

REPRESENTATIONS: The undersigned acknowledges and agrees that Lender has not made any representations or warranties and has no duty to provide any information to the undersigned regarding the enforceability of the Indebtedness or the financial condition of the Borrower. The undersigned has independently determined the creditworthiness of Borrower and the enforceability of the Indebtedness and until the Indebtedness is paid in full, will independently and without reliance on Lender continue to make such determinations.

REVOCATION: This is a continuing Guaranty and shall remain in full force and effect until Lender receives notice of revocation signed by the undersigned. Upon revocation by written notice, this Guaranty shall continue in full force and effect as to all Indebtedness contracted for or incurred before revocation and as to them Lender shall have the rights provided by this Guaranty as if no revocation has occurred. Any renewal, extension or increase in the interest rate of such Indebtedness, whether made before or after revocation, shall constitute Indebtedness contracted for or incurred before revocation. Revocation by one of the undersigned shall not effect any of the liabilities or obligations of any of the other undersigned and this Guaranty shall continue in full force and effect with respect to them.

Date: 3/20/09 [signature]

Date: 3/20/09 DANIEL PARKINSON
(Print Name of Guarantor)

JOINDER OF SPOUSE

The undersigned is married to the above-named Guarantor and joins in the Guaranty for the purpose of (a) stating that the Guaranty is incurred in the interest of the marriage of the undersigned and the Guarantor or their family and (b) for the purpose of binding our marital property to the obligations arising out of the Guaranty.

[signature]
Spouse of Guarantor

State of WI)
)ss
County of Douglas)

The foregoing instrument was acknowledged before me this 20th day of March 2009, by Leslie M. Parkinson, spouse of Daniel J. Parkinson.

Nancy M Bode
Notary Public
My comm exp 8-16-09

NANCY M BODE
Notary Public
State of Wisconsin

WRITTEN ACTION BY
THE BOARD OF DIRECTORS
OF

OAKLEYS SHOOTING RANGE, INC.

WHEREAS, it is in the best interest of this Corporation to borrow money in order to

Working Capital for Start Up Costs

WHEREAS, the undersigned are all of the directors of Corporation.

BE IT RESOLVED that any officer of this Corporation is authorized, directed and empowered to execute any and all documents they in their judgment deem necessary to obtain a loan in the amount of **$25,000.00** from the Northeast Entrepreneur Fund, Inc. (the "Loan"), such documents including, but not limited to a Loan Agreement, Promissory Note and any other Loan Documents referred to in the Loan Agreement, including any Loan Documents pledging assets of the Corporation as security for the Loan.

Adopted this 20th day of March, 2009.

Nancy M Bode — Director | ______ Director

[signature] — Director | ______ Director

[signature] — Director | ______ Director

SECRETARY'S CERTIFICATE

I am the duly elected, qualified and acting Secretary of **OAKLEYS SHOOTING RANGE, INC.**, A **Wisconsin** Corporation ("Borrower"), and I hereby certify to the following:

1. Attached hereto as ***Exhibit A*** is a true, correct and current copy of the Articles of Incorporation of the Borrower, certified by the Wisconsin Department of Financial Institutions, together with all amendments thereto.
2. Attached hereto as ***Exhibit B*** is a true, correct and current copy of the Bylaws of the Borrower, if any, together with all amendment thereto.
3. I further certify that the following persons are the directors of the Borrower:

   ____

   ____

   ____

4. I further certify that the following persons are officers of the Borrower and that their true and correct signatures appear and are set forth opposite their respective name and title:

   Nancy M. Bode (President) Nancy M. Bode (Signature)

   Joseph K. Harrison (Secretary/Treasurer) ________ (Signature)

   Daniel J. Parkinson (Vice President) ________ (Signature)

5. Attached hereto as ***Exhibit C*** is a true and correct copy of a Resolution of the Board of Directors of the Borrower adopted at a meeting duly called and held on **March 20, 2009,** and at which a quorum was present authorizing a loan from the Northeast Entrepreneur Fund, Inc., and execution of documents with respect thereto.

IN WITNESS WHEREOF, I have hereunto set my hand on **March 20, 2009.**

OAKLEYS SHOOTING RANGE, INC.

By ____________________

It's Secretary

Nancy Bode, Joe Harrison

The following information is requested by the Federal Government for certain types of loans, in order to monitor our compliance with equal credit opportunity. You are not required to furnish this information, but are encouraged to do so. The law requires that a lender may neither discriminate on the basis of this information nor on whether you choose to furnish it. However, if you choose not to furnish it, under Federal regulations, The Northeast Entrepreneur Fund, Inc is required to note race/ethnicity on the basis of visual observation or surname. If you do not wish to furnish the below information, please check the box below. The Northeast Entrepreneur Fund, Inc. must review the below material to assure that the disclosures satisfy all requirements to which we are subject under applicable State law for the particular type of loan or which applied. Each application will carry the equal opportunity logo " This is an Equal Opportunity Program. Federal Law prohibits discrimination. Complaints of discrimination may be filed with the USDA, Director, Office of Civil Rights, Washington DC 20250

Please check the appropriate information below:

BORROWER	CO-BORROWER
Ethnic Categories	**Ethnic Categories**
☐ Hispanic or Latino	☐ Hispanic or Latino
☑ Not Hispanic or Latino	☐ Not Hispanic or Latino
Race Categories	**Race Categories**
☐ American Indian or Alaskan Native	☐ American Indian or Alaskan Native
☑ ~~Black or African American~~	☑ Black or African American
☐ Asian	☐ Asian
☑ White	☐ White
☐ Native Hawaiian or Pacific Islander	☐ Native Hawaiian or Pacific Islander
Sex	**Sex**
☑ Female	☐ Female
☐ Male	☑ Male

☐ **I do not wish to furnish this information**	☐ **I do not wish to furnish this information**

Borrowers Signature	Date	Co-Borrowers Signature	Date
Nancy M Bode	3/20/09	Joe Harrison	3/20/2009

	Name and Address of Interviewer's employer
Interviewer's Name Bob Voss Interviewer's Signature Bob Voss Date: 3/20/09	Northeast Entrepreneur Fund, Inc 8355 Unity Dr Virginia MN 55792

Equal Opportunity Employer, Lender and Service Provider

BORROWER'S CERTIFICATION

INSTRUCTIONS: INDICATE THE PARAGRAPHS BEING CERTIFIED TO BY HAVING THE BORROWER INITIAL IN THE [_______] NEXT TO THE APPROPRIATE PARAGRAPHS, PRIOR TO SIGNING.

In order to induce Northeast Entrepreneur Fund, INC. to make a U. S. Small Business Administration ("SBA") Microloan Loan Number __________ ("**Loan**") to Nancy Bode ("**Borrower**"), Borrower and Oakleys Shooting Range Inc ("**Operating Company**") certify that:

[nb] 1. **Adverse Change** - That there has been no adverse change in Borrower's (and Operating Company) financial condition, organization, operations or fixed assets since the date the Loan application was signed.

[nb] 2. **Child Support** - No principal who owns at least 50% of the ownership or voting interest of the company is delinquent more than 60 days under the terms of any (1) administrative order, (2) court order, or (3) repayment agreement requiring payment of child support.

[nb] 3. **Current Taxes** - Borrower and Operating Company are current on all federal, state, and local taxes, including but not limited to income taxes, payroll taxes, real estate taxes, and sales taxes.

[nb] 4. **Environmental** — For any real estate pledged as collateral for the Loan or where the Borrower or Operating Company is conducting business operations (collectively "the Property"):
(a) At the time Borrower and Operating Company submitted the Loan application, Borrower was in compliance with all local, state, and federal environmental laws and regulations pertaining to reporting or clean-up of any hazardous substance, hazardous waste, petroleum product, or any other pollutant regulated by state or federal law as hazardous to the environment (Contaminant), and regarding any permits needed for the creation, storage, transportation or disposal of any Contaminant;
(b) Borrower and Operating Company will continue to comply with these laws and regulations:
(c) Borrower and Operating Company, and all of its principals, have no knowledge of the actual or potential existence of any Contaminant that exists on, at, or under the Property , including groundwater under such Property other than what was disclosed in connection with the Environmental Investigation of the Property;
(d) Until full repayment of Loan, Borrower and Operating Company will promptly notify CDC and SBA if it knows or suspects that there has been, or may have been, a release of a Contaminant, in, at or under the Property, including groundwater, or if Borrower or Operating Company or such property are subject to any investigation or enforcement action by any federal, state or local environmental agency (Agency) pertaining to any Contaminant on, at, or under such Property, including groundwater.
(e) As to any Property owned by Borrower or Operating Company, Borrower or Operating Company indemnifies, and agrees to defend and hold harmless, CDC or Lender and SBA, and any assigns or successors in interest which take title to the Property, from and against all liabilities, damages, fees, penalties or losses arising out of any demand, claim or suit by any Agency or any other party relating to any Contaminant found on, at or under the Property, including groundwater, regardless of whether such Contaminant resulted from Borrower's or Operating Company's operations. (CDC or SBA may require Borrower or Operating Company to execute a separate indemnification agreement).

B. Borrower and Operating Company certify that they will:
[_______] 1. **Reimbursable Expenses**- Reimburse Lender for expenses incurred in the making and

administration of the Loan.

[NB] 2. **Books, Records, and Reports**

a. Keep proper books of account in a manner satisfactory to Lender;

b. Furnish [*check one if appropriate:* ☐ compiled - ☐ reviewed - ☐ audited] year-end statements to Lender within _______ days *[120 days, if not filled in]* of fiscal year end;

c. Furnish additional financial statements or reports whenever Lender requests them;

d. Allow Lender or SBA, at Borrower's or Operating Company's expense, to:

1) Inspect and audit books, records and papers relating to Borrower's and Operating Company's financial or business condition; and

2) Inspect and appraise any of Borrower's and Operating Company's assets; and

3) Allow all government authorities to furnish reports of examinations, or any records pertaining to Borrower and Operating Company, upon request by Lender or SBA.

C. Borrower and Operating Company certify that they will not, without Lender's prior written consent:

[NB] 1. **Distributions**- Make any distribution of company assets that will adversely affect the financial condition of Borrower and/or Operating Company.

[NB] 2. **Ownership Changes** - Change the ownership structure or interests in the business during the term of the Loan.

[NB] 3. **Transfer of Assets** - Sell, lease, pledge, encumber (except by purchase money liens on property acquired after the date of the Note), or otherwise dispose of any of Borrower's property or assets, except in the ordinary course of business.

[______] 4. ____

____

____

____

____

____

____

____

____

____

Nancy Bode	Oakleys Shooting Range, Inc
(Borrower) Date 03/20/09	(Operating Company) Date 03/20/09
By: Nancy M Bode	By: Nancy M Bode

Northeast Entrepreneur Fund, Inc.
PROFESSIONAL SERVICES AGREEMENT

March 20, 2009

To All Borrowers:

The Northeast Entrepreneur Fund, Inc., is an intermediary lender for the Small Business Administration (SBA) Microloan Program. As a borrower of the Entrepreneur Fund, you have received a loan and training/consulting provided through this program of the SBA.

Following receipt of your loan from the Entrepreneur Fund, all program services, including training, technical assistance and loan monitoring by Entrepreneur Fund staff, are available to you for an annual investment of $100. You and your Entrepreneur Fund business consultant will determine the schedule and scope of services. The Small Business Administration pays for all costs beyond your annual payment. Your $100 investment will be billed annually, during the term of the loan, on the anniversary date of the closing. The first payment is due at loan closing and will cover your portion of the cost for all professional services received, except for direct expenses associated with loan closings.

As an Entrepreneur Fund borrower, you are required to sign & date this statement to acknowledge this agreement.

Borrower Name:	Nancy Bode
Business Name:	OAKLEYS SHOOTING RANGE, INC.
Signature:	Nancy M Bode
Date:	March 20, 2009

Z:\Loan Fund\Loan Closing Documents\Debarment....with Merge Fields.doc
Revised 6/14/00

Certification Regarding
Debarment, Suspension, Ineligibility, and Voluntary Exclusion
Lower Tier Covered Transactions

This certification is required by the regulations implementing Executive Order 12549, Debarment and Suspension, 13 CPR Part 145. The regulations were published as Part VII of the May 26, 1988 *Federal Register* (pages 19160-19211). Copies of the regulations may be obtained by contacting the person to whom this proposal is submitted.

(BEFORE COMPLETING CERTIFICATION, READ INSTRUCTIONS ON REVERSE)

(1) The prospective lower tier participant certifies, by submission of this proposal, that neither it nor its principals are presently debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded from participation in this transaction by any Federal department or agency.

(1) Where the prospective lower tier participant is unable to certify to any of the statements in this certification, such prospective participant shall attach an explanation to this proposal.

Business Name: OAKLEYS SHOOTING RANGE, INC.

Date: March 20, 2009

By: Nancy Bode

Nancy M Bode

Signature

SBA Temporary Form 1624 (10-88)

Z:\Loan Fund\Loan Closing Documents\Debarment....with Merge Fields.doc
Revised 6/14/00

3. **LENDER EXPENSES:** Borrower must pay Lender's reasonable costs and expenses incurred in connection with this Loan, including all filing and recording fees and mortgage registration taxes necessary to perfect Lender's interest in any collateral. Borrower shall also pay any loan documentation fees, appraisal fees and fees incurred by Lender in obtaining title opinions or title insurance.

4. **ACH PAYMENT:** Borrower agrees to make regular recurring payments on the Note via automatic withdrawal from Borrower's bank account and shall execute such Automatic Clearing House ("ACH") Agreement as may be required by Lender to electronically process loan payments.

5. **WARRANTIES:** Borrower covenants, warrants and agrees that:

A. Borrower is a Corporation (specify type of entity) in good standing in the State of Minnesota, the representative of which is authorized to execute and deliver the Loan Documents and in doing so does not violate any law, its articles, bylaws or operating agreements or any other agreement or instrument to which it is a party.

B. All financial statements and other documents submitted to Lender in connection with this Loan were true and correct when made and will be true and correct on the date of closing.

C. Borrower is not in default in the payment or performance of any obligation except as may be disclosed in writing to Lender in advance of closing on this Loan.

6. **BUSINESS REVIEW AGREEMENT:** Borrower agrees to meet with Lender's staff in one-to-one meetings, workshops or group meetings to inform staff of progress of Borrower's business, to continue business planning, and to utilize any ongoing technical assistance offered by Lender. Lender's business consultant in consultation with Borrower will determine the schedule and scope of services. Following receipt of the Loan, all program services offered by Lender, including training, technical assistance and loan monitoring, are available to Borrower for $100.00 per year. Such sums will be billed annually by Lender and due on the anniversary date of the Loan.

7. **INSURANCE:** Borrower will take out, pay for and maintain property and liability insurance with a responsible company in such amount and against such risks as are customarily carried by prudent owners of similar businesses and property. The amount of the insurance will be at least the full insurable value of the property being insured or the amount of the Loan, whichever is less. Lender must be named as a beneficiary (standard mortgagee and lender's loss payable endorsements) and must be named as a payee or co-payee with respect to any award of insurance proceeds for damage to property required to be insured under this Agreement. Upon request of Lender, Borrower must furnish to Lender a certificate of insurance showing Lender's interest and which must provide that it will not be terminated or materially reduced without ten (10) days prior written notice to Lender.

8. **INSPECTION:** Upon reasonable notice, Lender must be permitted to inspect the records of Borrower as well as Borrower's place of business and collateral for the Loan during Borrower's normal business hours.

9. **FINANCIAL REPORTS:** Borrower will furnish Lender the following financial reports so long as the Loan remains unpaid (check applicable boxes):

☒ No later than 90 days after expiration of each fiscal year, or within such further time as Lender may permit, detailed financial statements on Borrower's business, including a balance sheet and profit-and-loss statement. The statements must be prepared in accordance with generally accepted accounting principles consistently applied.

☒ A personal financial statement of ___, within 90 days of year-end, in a form approved by Lender.

☒ Tax returns and schedules of Borrower within 15 days of their due date.

10. **MISCELLANEOUS COVENANTS OF BORROWER:**

A. Borrower will not incur any indebtedness other than in the ordinary course of business.

B. Borrower will conduct the same type of business as it presently conducts, will not change its name, will remain qualified to do business in the State of Wisconsin, and not dispose of all or substantially all of its assets without the consent of Lender.

11. **EVENTS OF DEFAULT:** Any one or more of the following is an Event of Default under this Agreement:

A. If Borrower fails to make a payment required on the Note on or before the date the payment is due and such default continues for ten (10) calendar days after written notice by Lender to Borrower;

B. If Borrower or a Guarantor fails to observe or perform any covenant, condition or agreement contained in any Loan Document for a period of ten (10) calendar days after written notice specifying such default and requesting that it be remedied has been given to Borrower;

C. If any representation or warranty of Borrower and Guarantor to Lender is untrue in any material respect;

D. If Borrower or Guarantor files bankruptcy or has a bankruptcy filed against it;

E. If Borrower ceases to do business;

F. If Borrower moves or substantially relocates its business or any part thereof from the seven-county Arrowhead region of Northeastern Minnesota or Douglas County Wisconsin;

G. If Borrower or Guarantor fail to pay their obligations owed to persons or entities other than Lender as they become due in the usual and ordinary course of business and such failure materially threatens Borrower's ability to perform under this Agreement, or Guarantor's ability to perform under the Guaranty.

12. **REMEDIES:** Whenever an Event of Default referred to above occurs, any one or more of the following steps may be taken by Lender:

A. Declare any one or all obligations of Borrower or Guarantor to Lender immediately due and payable in full and the same will be immediately due and payable without presentment or other notice or demand;

B. Require Borrower to furnish copies of all books and records of Borrower pertaining to its business;

C. Exercise and enforce any and all rights available upon default to a secured party under the Uniform Commercial Code and any security agreement provided hereunder, including the right to take possession of any collateral;

D. Exercise any one or more of the remedies granted in any one or all of the Loan Documents referred to herein, including without limitation, all mortgages and security agreements and guaranties.

13. **CONDITIONS PRECEDENT TO ADVANCING OF FUNDS:** The obligation of Lender to close hereunder is conditioned and subject to the following:

A. If Borrower is a corporation, delivery by Borrower to Lender of:

(i) Its Articles of Incorporation;

(ii) Its Bylaws;

(iii) A Certificate of Good Standing issued by the Wisconsin Department of Financial Institutions; and

(iv) A Resolution of Borrower's Board of Directors authorizing the Loan.

B. If Borrower is a general partnership, delivery by Borrower to Lender of a copy of any partnership agreement, and execution of the Loan Documents by all partners.

C. If Borrower is a limited liability company, delivery by Borrower to Lender of:

(i) Its Articles of Organization;

(ii) Any Operating Agreement or Member Control Agreement;

(iii) A Certificate of Good Standing issued by the Wisconsin Department of Financial Institutions; and

(iv) A Resolution authorizing the Loan.

D. Execution and delivery to Lender of all Loan Documents contemplated or identified in this Agreement.

E. Receipt by Lender of a title insurance commitment or title opinion in form acceptable to Lender if the Loan is secured by a mortgage.

14. **WRITTEN NOTICES:** All notices required by this Agreement shall be deemed given if in writing and served personally or mailed by certified mail to Lender and/or Borrower as the case may be at the addresses set forth above.

15. **MISCELLANEOUS:** This Agreement and its exhibits and documents referred to herein constitute the entire agreement among the parties with respect to the matters set forth herein and supersede all prior understandings and will be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns.

LENDER:

NORTHEAST ENTREPRENEUR FUND, INC.

Bob Voss

By Bob Voss
Its Loan Fund Manager

BORROWER:
OAKLEYS SHOOTING RANGE, INC.

By Nancy M Bode
Its President

By [signature]
Its Vice President

By [signature]
Its Secretary/Treas.

INSTRUCTIONS FOR CER[illegible]

1. By signing and submitting this proposal, the prospective [illegible] providing the certification set out below.

1. The certification in this clause is a material representation of fact upon which reliance was placed when this transaction was entered into. If it is later determined that the prospective lower tier participant knowingly rendered an erroneous certification, in addition to other remedies available to the Federal Government, the department or agency with which this transaction originated may pursue available remedies, including suspension and/or debarment.

2. The prospective lower tier participant shall provide immediate written notice to the person to which this proposal is submitted if at any time the prospective lower tier participant learns that its certification was erroneous when submitted or has become erroneous by reason of changed circumstances.

4. The terms "covered transaction," "debarred," "suspended," "ineligible," "lower tier covered transaction," "participant," "person," "primary covered transaction," "principal," "proposal," and "voluntarily excluded," as used in this clause, have the meaning set out in the Definitions and Coverage sections of the rules implementing Executive Order 12549. You may contact the person to which this proposal is submitted for assistance in obtaining a copy of those regulations (13 CFR Part 145).

5. The prospective lower tier participant agrees by submitting this proposal that, should the proposed covered transaction be entered into, it shall not knowingly enter into any lower tier covered transaction with a person who is debarred, suspended, declared ineligible, or voluntarily excluded from participation in this covered transaction, unless authorized by the department or agency with which this transaction originated.

6. The prospective lower tier participant further agrees by submitting this proposal that it will include the clause titles "Certification Regarding Debarment, Suspension, Ineligibility, and Voluntary Exclusion - Lower Tier Covered Transactions, " without modification, in all lower tier covered transactions and in all solicitations for lower tier covered transactions.

7. A participant in a covered transaction may rely upon a certification of a prospective participant in a lower tier covered transaction that it is not debarred, suspended, ineligible, or voluntarily excluded from the covered transaction, unless it know that the certification is erroneous. A participant may decide the method and frequency by which it determines the eligibility of its principals. Each participant may, but is not required to, check the Non procurement List.

8. Nothing contained in the foregoing shall be construed to require establishment of a system of records in order to render in good faith the certification required by this clause. The knowledge and information of a participant is not required to exceed that which is normally possessed by a prudent person in the ordinary course of business dealings.

9. Except for transactions authorized under paragraph 5 of these instructions, if a participant in a covered transaction knowingly enters into a lower tier covered transaction with a person who is suspended, debarred, ineligible, or voluntarily excluded from participation in this transaction, in addition to other remedies available to the Federal Government, the department o r agency with which this transaction originated may pursue available remedies, including suspension and/or debarment.

SCHEDULE OF EXHIBITS
TO

LOAN AGREEMENT
AND
BUSINESS REVIEW AGREEMENT

EXHIBIT A	PROMISSORY NOTE
EXHIBIT B	MORTGAGE
EXHIBIT C	SECURITY AGREEMENT
EXHIBIT C-1	SECURITY AGREEMENT
EXHIBIT D	GUARANTY
EXHIBIT D-1	GUARANTY
EXHIBIT D-2	GUARANTY

sold for cash, a concise description of the consideration. (Exclude bank debt).

The Company issued securities to the following individuals on August 11, 2008:

NAME	NUMBER OF VOTING COMMON SHARES	CONSIDERATION	RELATIONSHIP
Nancy Bode	66	Services to the Company	Founding Shareholder / President / Director
Joe Harrison	66	Services to the Company	Founding Shareholder / Treasurer / Secretary / Director
Dan Parkinson	66	Services to the Company	Founding Shareholder / Vice President / Director / Range Master
Theresa Taylor	6	Services to the Company	Founding Shareholder

8. (a) **What percentage of outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants and rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.**

VOTING COMMON SHARES
If the maximum of the voting common shares is sold: 32%
If the minimum of the voting common shares is sold: 3%

NON-VOTING PREFERRED SHARES
If the maximum of the non-voting preferred shares is sold: 0%
If the minimum of the non-voting preferred shares is sold: 0%

(b) **What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not**

PROMISSORY NOTE

OAKLEYS SHOOTING RANGE, INC. 1609 Baxter Avenue Superior Minnesota 54880 **Borrower Name and Address** "I", "me" and "my" means each borrower above, together and separately.	Northeast Entrepreneur Fund, Inc. 1401 Tower Avenue Suite 302 Superior Wisconsin 54880 **Lender's Name and Address** "You" and "your" means the lender, its successors and assigns.	Loan Number 7573 Date April 9, 2009 Maturity Date April 15, 2011 Loan Amount $5,000.00 Renewal of Loan/Note No.

I promise to pay you, at your address listed above, the **PRINCIPAL** sum of **Five Thousand and ------------------------00/100thsDollars ($5,000.00).**

☒ **Single Advance:** I will receive the entire loan amount on **April 9, 2009.** There will be no additional advances under this Note.

☐ **Multiple Advance:** The loan amount shown above is the maximum amount I can borrower under this Note. On April 9, 2009, I will receive _______ and future principal advances are permitted.
Conditions: The conditions for future advances are

☐ **Open End / Revolving Credit:** You and I agree that I may borrow up to the maximum amount more than one time. All other conditions of this note apply to this feature. This feature expires on

☐ **Closed End Credit:** You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST: I agree to pay interest on the outstanding principal balance from April 9, 2009 at the rate of 00% per year until April 15, 2011.

ACCRUAL METHOD: You will calculate interest on a 365 - day year basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this Note owing after maturity, and until paid in full, as stated below:

☒ On the same fixed or variable rate basis in effect before maturity (as indicated above).
☐ At a rate equal to

PAYMENTS: I agree to pay this Note as follows:

☐ **Interest:** I agree to pay accrued interest

☐ **Principal:** I agree to pay the principal

☒ **Installments:** I agree to pay this note in **24 payments**. The first payment will be **$208.33** and will be due on **May 15, 2009.** Payments of **$208.33** will be due ☒ **monthly,** on the **15th** day of each month thereafter; or ☐ **semimonthly**, on the ___ day of each month thereafter. The final payment of the entire unpaid balance of principal and interest will be due **April 15, 2011.**

☐ **LATE CHARGE:** If I make a payment more than 10 days after the payment is due, I agree to pay a later charge of $7.28 or five percent (5%) of the payment amount, whichever is more.

☐ **THIS NOTE IS A RENEWAL** of a note dated in the original principal amount of and includes the payoff balance of such note plus additional advances in the amount of .

LOAN DOCUMENTS: This note evidences a debt under the terms of a loan agreement and business review agreement dated of even date herewith. Such loan agreement and business review agreement and all documents and agreements referred to therein are referred to as the "Loan Documents" and are incorporated herein by reference.

DEFAULT AND REMEDIES: In event I fail to make any payment on this Note which is not cured within ten (10) days after you send me written notice, or whenever an event of default occurs pursuant to any Loan Document which is not cured as provided in the Loan Document, at your option and without further notice, demand or presentment for payment to me or any other person, you may declare immediately due and payable the outstanding principal balance of this note and interest accrued thereon.

TYPE OF BORROWER: I am a:

- ☐ Sole proprietorship;
- ☐ General partnership under the laws of Wisconsin; and my general partners are _;
- ☒ Corporation under the laws of Wisconsin;
- ☐ Limited Liability Company under the laws of Wisconsin;
- ☐ Limited liability partnership under the laws of Wisconsin.

TRADE NAME: I do business under the name of **OAKLEYS SHOOTING RANGE, INC.**
"This note has been pledged to the U.S. Small Business Administration (SBA) as collateral. Further assignment cannot be made without prior written consent of SBA."

☒ **SECURITY:** This note is separately secured by (describe separate document by type and date):
Personal Guaranty, dated **April 9, 2009**
Personal Guaranty, dated **April 9, 2009**
Personal Guaranty, dated **April 9, 2009**
(This section is for your internal use. Failure to list a separate security document does not mean the agreement will note secure this note.)

PURPOSE: The purpose of this loan is: **Working Capital for Start up expenses.**

SIGNATURES: I AGREE TO THE TERMS OF THIS NOTE. I have received a copy on today's date.

LENDER:

NORTHEAST ENTREPRENEUR FUND, INC.

[signature]
By Bob Voss
Its Loan Fund Manager

BORROWER:
OAKLEYS SHOOTING RANGE, INC.

By [signature]
Its Pres

By [signature]
Its Vice President

By [signature]
Its Sec/Tre.

SCHEDULE OF EXHIBITS
TO

LOAN AGREEMENT
AND
BUSINESS REVIEW AGREEMENT

EXHIBIT A	PROMISSORY NOTE
EXHIBIT B	MORTGAGE
EXHIBIT C	SECURITY AGREEMENT
EXHIBIT D	GUARANTY
EXHIBIT D-1	GUARANTY
EXHIBIT D-2	GUARANTY

Northeast Entrepreneur Fund, Inc.
AUTOMATED CLEARING HOUSE (ACH) AGREEMENT

Automated Clearing House (ACH) is a computerized facility used by the Entrepreneur Fund to electronically process loan payments. The Entrepreneur Fund sends a computerized transaction to the Clearing House **three (3) business days prior** to the 1st and 15th of each month. The Clearing House compiles the transactions, and in turn, sends out a final transaction to the borrower's bank with instructions to **post loan payments on the 1st and / or 15th of the month.** The borrower's bank is then responsible to debit the account only on the posting date.

Name: **OAKLEYS SHOOTING RANGE, INC.**, Loan #7573

Address: **1609 Baxter Avenue, Superior, Wisconsin 54880**

Depository: Citizens Bank

Address:
Phone:

Routing: # 075901998

Account #: 4530149956 # Type of Account: ☒ Checking ☐ Savings

I hereby authorize the Northeast Entrepreneur Fund, hereinafter called COMPANY, to initiate debit entries described below to my bank account indicated above and the depository named above, hereafter call DEPOSITORY, to debit the same to such account.

On or after the 15th of each month, beginning on May 1, 2009, the Company is hereby authorized and directed to transfer from the above numbered bank account the sum of **$208.33.**

In the event the undersigned depositor desires to withdraw this authorization, I agree to give 30 days written notice of such withdrawal.

In the event the Northeast Entrepreneur Fund desires to amend or cancel this authorization, such amendment or cancellation shall have immediate effect and shall be given by written notice to the undersigned at the address shown above.

The undersigned borrower hereby acknowledges receipt of a copy of this agreement.

Signature: Nancy McBode Date: 4/8/09

Effective , the undersigned hereby cancels this authorization.

Signature: ______________________

Certification Regarding
Debarment, Suspension, Ineligibility, and Voluntary Exclusion
Lower Tier Covered Transactions

This certification is required by the regulations implementing Executive Order 12549, Debarment and Suspension, 13 CPR Part 145. The regulations were published as Part VII of the May 26, 1988 *Federal Register* (pages 19160-19211). Copies of the regulations may be obtained by contacting the person to whom this proposal is submitted.

(BEFORE COMPLETING CERTIFICATION, READ INSTRUCTIONS ON REVERSE)

(1) The prospective lower tier participant certifies, by submission of this proposal, that neither it nor its principals are presently debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded from participation in this transaction by any Federal department or agency.

(1) Where the prospective lower tier participant is unable to certify to any of the statements in this certification, such prospective participant shall attach an explanation to this proposal.

Business Name: OAKLEYS SHOOTING RANGE, INC.

Date: April 9, 2009

By: Nancy Bode

Nancy M Bode
Signature

SBA Temporary Form 1624 (10-88)

Z:\Loan Fund\Loan Closing Documents\Debarment....with Merge Fields.doc
Revised 6/14/00

Northeast Entrepreneur Fund, Inc.
USE OF FUNDS

April 9, 2009

Loan I.D. #7573
OAKLEYS SHOOTING RANGE, INC.
1609 Baxter Avenue
Superior, Minnesota 54880

Use of funds is as follows:

Company Name	Purpose	Amount
Oakleys Shooting Range, Inc	Working Capital	$5,000.00
		$0.00
		$0.00
		$0.00
		$0.00
		$0.00
	Total	$5,000.00

Oakleys Shooting Range, Inc.

By Nancy McBode

Its Pres

By [illegible]

Its Sec/Tres

By [illegible]

Its VICE PRESIDENT

INDIVIDUAL GUARANTY

Joseph K. Harrison 807 Wright Street Brainerd Minnesota 56401 **Name and Address of Guarantor(s), whether one or more**	Oakleys Shooting Range, Inc. 1609 Baxter Avenue Superior Wisconsin 54880 **Name and Address of Borrower, whether one or more**	Northeast Entrepreneur Fund, Inc. 1401 Tower Avenue Suite 302 Superior, WI 54880 **Name and Address of Lender**

GUARANTY: FOR GOOD AND VALUABLE CONSIDERATION, and to induce Lender identified above to extend credit or grant or continue other credit accommodations to Borrower identified above, the undersigned Guarantor(s) jointly and severally guaranty to Lender the full and prompt payment when due, whether at maturity or by reason of acceleration or otherwise, of the debts, liabilities and obligations described as follows:

☐ If this is checked, the undersigned guaranties to Lender the payment and performance of each and every debt, liability or obligation of every type and description, which Borrower may now or at any hereafter owe to Lender ("Indebtedness").

☒ If this is checked, the undersigned guaranties to Lender the payment and performance of the debt, liability or obligation of Borrower to Lender evidenced by a promissory note dated **April 9, 2009**, in the original principal amount of **$5,000.00** and any extensions, renewals or replacements thereof ("Indebtedness").

CONSENT: With respect to the Indebtedness, Lender from time to time without notice to the undersigned and without effecting the liability of the undersigned may (a) surrender, release, impair or otherwise dispose of any security or collateral for the Indebtedness, (b) release or agree not to sue any guarantor, (c) fail to perfect a security interest in or realize upon any security or collateral, (d) fail to realize upon the Indebtedness or proceed against Borrower or any other guarantor, (e) renew or extend the time of payment, (f) increase or decrease the rate of interest, (g) accept additional security or collateral, (h) determine the allocation and application of payments and accept partial payments, (i) determine what, if anything, may be done with reference to any security or collateral and, (j) settle or compromise the amount due or owing or claimed to be due and owing from Borrower or any guarantor, which settlement or compromise shall not effect the undersigned's liability for the full amount of the Indebtedness. The undersigned expressly consents to and waives notice of all of the above.

WAIVER: The undersigned waives presentment, demand for payment, notice of dishonor or non-payment, and protest of any instrument evidencing the Indebtedness. Lender shall not be required to first resort to payment of the Indebtedness to Borrower or any other person or their properties, or first to enforce, realize upon or exhaust any collateral security for the Indebtedness, before enforcing this Guaranty.

PERSONS BOUND: This Guaranty benefits the Lender, its successors and assigns, and binds the undersigned, the undersigned's heirs, personal representatives, successors and assigns.

ENTIRE AGREEMENT: This Guaranty is intended by the undersigned and Lender as a final expression of this guaranty and a complete and exclusive statement of its terms, there being no conditions to the full effectiveness of this Guaranty. This Guaranty may not be supplemented or modified except in writing signed by the Lender and the undersigned.

REPRESENTATIONS: The undersigned acknowledges and agrees that Lender has not made any representations or warranties and has no duty to provide any information to the undersigned regarding the enforceability of the Indebtedness or the financial condition of the Borrower. The undersigned has independently determined the creditworthiness of Borrower and the enforceability of the Indebtedness and until the Indebtedness is paid in full, will independently and without reliance on Lender continue to make such determinations.

REVOCATION: This is a continuing Guaranty and shall remain in full force and effect until Lender receives notice of revocation signed by the undersigned. Upon revocation by written notice, this Guaranty shall continue in full force and effect as to all Indebtedness contracted for or incurred before revocation and as to them Lender shall have the rights provided by this Guaranty as if no revocation has occurred. Any renewal, extension or increase in the interest rate of such Indebtedness, whether made before or after revocation, shall constitute Indebtedness contracted for or incurred before revocation. Revocation by one of the undersigned shall not effect any of the liabilities or obligations of any of the other undersigned and this Guaranty shall continue in full force and effect with respect to them.

Date: **April 9, 2009**

____

INDIVIDUAL GUARANTY
(Wisconsin Residents)

Nancy M. Bode 507 Clough Avenue Superior Wisconsin 54880 **Name and Address of Guarantor(s), whether one or more**	OAKLEYS SHOOTING RANGE, INC. 1609 Baxter Avenue Superior Wisconsin 54880 **Name and Address of Borrower, whether one or more**	Northeast Entrepreneur Fund, Inc. 1401 Tower Avenue Suite 302 Superior Wisconsin 54880 **Name and Address of Lender**

GUARANTY: FOR GOOD AND VALUABLE CONSIDERATION, and to induce Lender identified above to extend credit or grant or continue other credit accommodations to Borrower identified above, the undersigned Guarantor(s) jointly and severally guaranty to Lender the full and prompt payment when due, whether at maturity or by reason of acceleration or otherwise, of the debts, liabilities and obligations described as follows:

☐ If this is checked, the undersigned guaranties to Lender the payment and performance of each and every debt, liability or obligation of every type and description, which Borrower may now or at any hereafter owe to Lender ("Indebtedness").

☒ If this is checked, the undersigned guaranties to Lender the payment and performance of the debt, liability or obligation of Borrower to Lender evidenced by a promissory note dated in the original principal amount of **$5,000.00**, and any extensions, renewals or replacements thereof ("Indebtedness").

CONSENT: With respect to the Indebtedness, Lender from time to time without notice to the undersigned and without effecting the liability of the undersigned may (a) surrender, release, impair or otherwise dispose of any security or collateral for the Indebtedness, (b) release or agree not to sue any guarantor, (c) fail to perfect a security interest in or realize upon any security or collateral, (d) fail to realize upon the Indebtedness or proceed against Borrower or any other guarantor, (e) renew or extend the time of payment, (f) increase or decrease the rate of interest, (g) accept additional security or collateral, (h) determine the allocation and application of payments and accept partial payments, (i) determine what, if anything, may be done with reference to any security or collateral and, (j) settle or compromise the amount due or owing or claimed to be due and owing from Borrower or any guarantor, which settlement or compromise shall not effect the undersigned's liability for the full amount of the Indebtedness. The undersigned expressly consents to and waives notice of all of the above.

WAIVER: The undersigned waives presentment, demand for payment, notice of dishonor or non-payment, and protest of any instrument evidencing the Indebtedness. Lender shall not be required to first resort to payment of the Indebtedness to Borrower or any other person or their properties, or first to enforce, realize upon or exhaust any collateral security for the Indebtedness, before enforcing this Guaranty.

PERSONS BOUND: This Guaranty benefits the Lender, its successors and assigns, and binds the undersigned, the undersigned's heirs, personal representatives, successors and assigns.

ENTIRE AGREEMENT: This Guaranty is intended by the undersigned and Lender as a final expression of this guaranty and a complete and exclusive statement of its terms, there being no

conditions to the full effectiveness of this Guaranty. This Guaranty may not be supplemented or modified except in writing signed by the Lender and the undersigned.

REPRESENTATIONS: The undersigned acknowledges and agrees that Lender has not made any representations or warranties and has no duty to provide any information to the undersigned regarding the enforceability of the Indebtedness or the financial condition of the Borrower. The undersigned has independently determined the creditworthiness of Borrower and the enforceability of the Indebtedness and until the Indebtedness is paid in full, will independently and without reliance on Lender continue to make such determinations.

REVOCATION: This is a continuing Guaranty and shall remain in full force and effect until Lender receives notice of revocation signed by the undersigned. Upon revocation by written notice, this Guaranty shall continue in full force and effect as to all Indebtedness contracted for or incurred before revocation and as to them Lender shall have the rights provided by this Guaranty as if no revocation has occurred. Any renewal, extension or increase in the interest rate of such Indebtedness, whether made before or after revocation, shall constitute Indebtedness contracted for or incurred before revocation. Revocation by one of the undersigned shall not effect any of the liabilities or obligations of any of the other undersigned and this Guaranty shall continue in full force and effect with respect to them.

Date: 4/9/09 Nancy M Bode

Date: ______________ Nancy M Bode
(Print Name of Guarantor)

JOINDER OF SPOUSE

The undersigned is married to the above-named Guarantor and joins in the Guaranty for the purpose of (a) stating that the Guaranty is incurred in the interest of the marriage of the undersigned and the Guarantor or their family and (b) for the purpose of binding our marital property to the obligations arising out of the Guaranty.

Donovan H Bode
Spouse of Guarantor

State of WI)
)ss
County of Douglas)

The foregoing instrument was acknowledged before me this 9th day of April 2009, by Donovan H. Bode, spouse of Nancy M. Bode.

Leslie M. Parkinson
Notary Public

LESLIE M. PARKINSON
Notary Public
State Of Wisconsin

My Commission Expires 1-01-2013

WRITTEN ACTION BY
THE BOARD OF DIRECTORS
OF

OAKLEYS SHOOTING RANGE, INC.

WHEREAS, it is in the best interest of this Corporation to borrow money in order to

Working Capital for Start Up Costs

WHEREAS, the undersigned are all of the directors of Corporation.

BE IT RESOLVED that any officer of this Corporation is authorized, directed and empowered to execute any and all documents they in their judgment deem necessary to obtain a loan in the amount of **$5,000.00** from the Northeast Entrepreneur Fund, Inc. (the "Loan"), such documents including, but not limited to a Loan Agreement, Promissory Note and any other Loan Documents referred to in the Loan Agreement, including any Loan Documents pledging assets of the Corporation as security for the Loan.

Adopted this 9th day of April, 2009.

Nancy M. Bode Director	Director
[signature] Director	Director
[signature] Director	Director

SECRETARY'S CERTIFICATE

I am the duly elected, qualified and acting Secretary of **OAKLEYS SHOOTING RANGE, INC.**, A **Wisconsin** Corporation ("Borrower"), and I hereby certify to the following:

1. Attached hereto as ***Exhibit A*** is a true, correct and current copy of the Articles of Incorporation of the Borrower, certified by the Wisconsin Department of Financial Institutions, together with all amendments thereto.
2. Attached hereto as ***Exhibit B*** is a true, correct and current copy of the Bylaws of the Borrower, if any, together with all amendment thereto.
3. I further certify that the following persons are the directors of the Borrower:

   ____

   ____

   ____

4. I further certify that the following persons are officers of the Borrower and that their true and correct signatures appear and are set forth opposite their respective name and title:

   Nancy M. Bode (President) __________ (Signature)

   Joseph K. Harrison (Secretary/Treasurer) __________ (Signature)

   Daniel J. Parkinson (Vice President) __________ (Signature)

5. Attached hereto as ***Exhibit C*** is a true and correct copy of a Resolution of the Board of Directors of the Borrower adopted at a meeting duly called and held on **April 9, 2009**, and at which a quorum was present authorizing a loan from the Northeast Entrepreneur Fund, Inc., and execution of documents with respect thereto.

IN WITNESS WHEREOF, I have hereunto set my hand on April 9, 2009.

OAKLEYS SHOOTING RANGE, INC.

By ____________________
It's Secretary

LOAN AGREEMENT
and
BUSINESS REVIEW AGREEMENT

OAKLEYS SHOOTING RANGE, INC. 1609 Baxter Avenue Superior, Wisconsin 54880 **Name and Address of Borrower(s)**	Northeast Entrepreneur Fund, Inc. 1401 Tower Avenue Suite 302 Superior Wisconsin 54880 **Name and Address of Lender**	Loan Amount: $5,000.00 Date: April 9, 2009

1. **THE LOAN:** At closing hereunder, Lender will loan to Borrower the principal sum of $5,000.00 ("Loan") which will be used for the following business purposes:

Working Capital for Start Up Costs

Such Loan will bear interest and be repayable by Borrower in accordance with the terms of a promissory note attached as **Exhibit A** ("Note").

2. **SECURITY:** As security for the Loan, Borrower must execute and deliver or cause to be delivered to Lender, the following documents (check applicable boxes):

☐ Mortgage of Real Property owned by , as more fully described in the Mortgage attached as **Exhibit B**, subject to such prior encumbrances approved by Lender.

☐ Security Agreement in the form attached as **Exhibit C**, covering personal property owned by Daniel & Leslie Parkinson and described on Exhibit C & Security Agreement in the form attached as **Exhibit C-1**, covering personal property owned by Nancy & Donovan Bode and described on Exhibit C-1, subject to such prior encumbrances as approved by Lender, along with such financing statements and other documents as Lender may require to give public notice of its security interest.

☒ Personal Guaranty of Nancy M. Bode, in the form attached as **Exhibit D**.
Personal Guaranty of Joseph K. Harrison, in the form attached as **Exhibit D-1**.
Personal Guaranty of Daniel J. Parkinson, in the form attached as **Exhibit 0-2**.

☐ Collateral Assignment of Life Insurance on the life of , in form and substance satisfactory to Lender, with death benefits not less than the unpaid balance of the Loan.

☒ Such other documents as Lender may require in its sole discretion for additional security if at any time during the term of the Loan Lender determines additional security is required to protect its interest.

☐ Other:

Hereinafter, this Agreement, the Note, Mortgage and all the above-referenced documents shall be referred to as the "Loan Documents".

3. **LENDER EXPENSES:** Borrower must pay Lender's reasonable costs and other [illegible] in connection with this Loan, including all filing and recording fees and mortgage registration taxes necessary to perfect Lender's interest in any collateral. Borrower shall also pay any loan documentation fees, appraisal fees and fees incurred by Lender in obtaining title opinions or title insurance.

4. **ACH PAYMENT:** Borrower agrees to make regular recurring payments on the Note via automatic withdrawal from Borrower's bank account and shall execute such Automatic Clearing House ("ACH") Agreement as may be required by Lender to electronically process loan payments.

5. **WARRANTIES:** Borrower covenants, warrants and agrees that:

   A. Borrower is a Corporation (specify type of entity) in good standing in the State of Minnesota, the representative of which is authorized to execute and deliver the Loan Documents and in doing so does not violate any law, its articles, bylaws or operating agreements or any other agreement or instrument to which it is a party.

   B. All financial statements and other documents submitted to Lender in connection with this Loan were true and correct when made and will be true and correct on the date of closing.

   C. Borrower is not in default in the payment or performance of any obligation except as may be disclosed in writing to Lender in advance of closing on this Loan.

6. **BUSINESS REVIEW AGREEMENT:** Borrower agrees to meet with Lender's staff in one-to-one meetings, workshops or group meetings to inform staff of progress of Borrower's business, to continue business planning, and to utilize any ongoing technical assistance offered by Lender. Lender's business consultant in consultation with Borrower will determine the schedule and scope of services. Following receipt of the Loan, all program services offered by Lender, including training, technical assistance and loan monitoring, are available to Borrower for $100.00 per year. Such sums will be billed annually by Lender and due on the anniversary date of the Loan.

7. **INSURANCE:** Borrower will take out, pay for and maintain property and liability insurance with a responsible company in such amount and against such risks as are customarily carried by prudent owners of similar businesses and property. The amount of the insurance will be at least the full insurable value of the property being insured or the amount of the Loan, whichever is less. Lender must be named as a beneficiary (standard mortgagee and lender's loss payable endorsements) and must be named as a payee or co-payee with respect to any award of insurance proceeds for damage to property required to be insured under this Agreement. Upon request of Lender, Borrower must furnish to Lender a certificate of insurance showing Lender's interest and which must provide that it will not be terminated or materially reduced without ten (10) days prior written notice to Lender.

8. **INSPECTION:** Upon reasonable notice, Lender must be permitted to inspect the records of Borrower as well as Borrower's place of business and collateral for the Loan during Borrower's normal business hours.

9. **FINANCIAL REPORTS:** Borrower will furnish Lender the following financial reports so long as the Loan remains unpaid (check applicable boxes):

   ☒ No later than 90 days after expiration of each fiscal year, or within such further time as Lender may permit, detailed financial statements on Borrower's business, including a balance sheet and profit-and-loss statement. The statements must be prepared in accordance with generally accepted accounting principles consistently applied.

   ☒ A personal financial statement of , within 90 days of year-end, in a form approved by Lender.

   ☒ Tax returns and schedules of Borrower within 15 days of their due date.

10. MISCELLANEOUS COVENANTS OF BORROWER:

A. Borrower will not incur any indebtedness other than in the ordinary course of business.

B. Borrower will conduct the same type of business as it presently conducts, will not change its name, will remain qualified to do business in the State of Wisconsin, and not dispose of all or substantially all of its assets without the consent of Lender.

11. **EVENTS OF DEFAULT:** Any one or more of the following is an Event of Default under this Agreement:

A. If Borrower fails to make a payment required on the Note on or before the date the payment is due and such default continues for ten (10) calendar days after written notice by Lender to Borrower;

B. If Borrower or a Guarantor fails to observe or perform any covenant, condition or agreement contained in any Loan Document for a period of ten (10) calendar days after written notice specifying such default and requesting that it be remedied has been given to Borrower;

C. If any representation or warranty of Borrower and Guarantor to Lender is untrue in any material respect;

D. If Borrower or Guarantor files bankruptcy or has a bankruptcy filed against it;

E. If Borrower ceases to do business;

F. If Borrower moves or substantially relocates its business or any part thereof from the seven-county Arrowhead region of Northeastern Minnesota or Douglas County Wisconsin;

G. If Borrower or Guarantor fail to pay their obligations owed to persons or entities other than Lender as they become due in the usual and ordinary course of business and such failure materially threatens Borrower's ability to perform under this Agreement, or Guarantor's ability to perform under the Guaranty.

12. **REMEDIES:** Whenever an Event of Default referred to above occurs, any one or more of the following steps may be taken by Lender:

A. Declare any one or all obligations of Borrower or Guarantor to Lender immediately due and payable in full and the same will be immediately due and payable without presentment or other notice or demand;

B. Require Borrower to furnish copies of all books and records of Borrower pertaining to its business;

C. Exercise and enforce any and all rights available upon default to a secured party under the Uniform Commercial Code and any security agreement provided hereunder, including the right to take possession of any collateral;

D. Exercise any one or more of the remedies granted in any one or all of the Loan Documents referred to herein, including without limitation, all mortgages and security agreements and guaranties.

13. **CONDITIONS PRECEDENT TO ADVANCING OF FUNDS:** The obligation of Lender to close hereunder is conditioned and subject to the following:

[illegible] by Borrower to Lender of:

(i) Its Articles of Incorporation;

(ii) Its Bylaws;

(iii) A Certificate of Good Standing issued by the Wisconsin Department of Financial Institutions; and

(iv) A Resolution of Borrower's Board of Directors authorizing the Loan.

B. If Borrower is a general partnership, delivery by Borrower to Lender of a copy of any partnership agreement, and execution of the Loan Documents by all partners.

C. If Borrower is a limited liability company, delivery by Borrower to Lender of:

(i) Its Articles of Organization;

(ii) Any Operating Agreement or Member Control Agreement;

(iii) A Certificate of Good Standing issued by the Wisconsin Department of Financial Institutions; and

(iv) A Resolution authorizing the Loan.

D. Execution and delivery to Lender of all Loan Documents contemplated or identified in this Agreement.

E. Receipt by Lender of a title insurance commitment or title opinion in form acceptable to Lender if the Loan is secured by a mortgage.

14. **WRITTEN NOTICES:** All notices required by this Agreement shall be deemed given if in writing and served personally or mailed by certified mail to Lender and/or Borrower as the case may be at the addresses set forth above.

15. **MISCELLANEOUS:** This Agreement and its exhibits and documents referred to herein constitute the entire agreement among the parties with respect to the matters set forth herein and supersede all prior understandings and will be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns.

LENDER:

NORTHEAST ENTREPRENEUR FUND, INC.

By Bob Voss (signature)
Its Loan Fund Manager

BORROWER:
OAKLEYS SHOOTING RANGE, INC.

By Nancy McBride (signature)
Its Pres

By (signature)
Its VICE PRESIDENT

By (signature)
Its SEC/TRES

INDIVIDUAL GUARANTY
(Wisconsin Residents)

Daniel J. Parkinson 1321 Cedar Avenue Superior Wisconsin 54880 **Name and Address of Guarantor(s), whether one or more**	OAKLEYS SHOOTING RANGE, INC. 1609 Baxter Avenue Superior Wisconsin 54880 **Name and Address of Borrower, whether one or more**	Northeast Entrepreneur Fund, Inc. 1401 Tower Avenue Suite 302 Superior Wisconsin 54880 **Name and Address of Lender**

GUARANTY: FOR GOOD AND VALUABLE CONSIDERATION, and to induce Lender identified above to extend credit or grant or continue other credit accommodations to Borrower identified above, the undersigned Guarantor(s) jointly and severally guaranty to Lender the full and prompt payment when due, whether at maturity or by reason of acceleration or otherwise, of the debts, liabilities and obligations described as follows:

☐ If this is checked, the undersigned guaranties to Lender the payment and performance of each and every debt, liability or obligation of every type and description, which Borrower may now or at any hereafter owe to Lender ("Indebtedness").

☒ If this is checked, the undersigned guaranties to Lender the payment and performance of the debt, liability or obligation of Borrower to Lender evidenced by a promissory note dated in the original principal amount of **$5,000.00** and any extensions, renewals or replacements thereof ("Indebtedness").

CONSENT: With respect to the Indebtedness, Lender from time to time without notice to the undersigned and without effecting the liability of the undersigned may (a) surrender, release, impair or otherwise dispose of any security or collateral for the Indebtedness, (b) release or agree not to sue any guarantor, (c) fail to perfect a security interest in or realize upon any security or collateral, (d) fail to realize upon the Indebtedness or proceed against Borrower or any other guarantor, (e) renew or extend the time of payment, (f) increase or decrease the rate of interest, (g) accept additional security or collateral, (h) determine the allocation and application of payments and accept partial payments, (i) determine what, if anything, may be done with reference to any security or collateral and, (j) settle or compromise the amount due or owing or claimed to be due and owing from Borrower or any guarantor, which settlement or compromise shall not effect the undersigned's liability for the full amount of the Indebtedness. The undersigned expressly consents to and waives notice of all of the above.

WAIVER: The undersigned waives presentment, demand for payment, notice of dishonor or non-payment, and protest of any instrument evidencing the Indebtedness. Lender shall not be required to first resort to payment of the Indebtedness to Borrower or any other person or their properties, or first to enforce, realize upon or exhaust any collateral security for the Indebtedness, before enforcing this Guaranty.

PERSONS BOUND: This Guaranty benefits the Lender, its successors and assigns, and binds the undersigned, the undersigned's heirs, personal representatives, successors and assigns.

ENTIRE AGREEMENT: This Guaranty is intended by the undersigned and Lender as a final expression of this guaranty and a complete and exclusive statement of its terms, there being no

conditions to the full effectiveness of this Guaranty. This Guaranty may not be supplemented or modified except in writing signed by the Lender and the undersigned.

REPRESENTATIONS: The undersigned acknowledges and agrees that Lender has not made any representations or warranties and has no duty to provide any information to the undersigned regarding the enforceability of the Indebtedness or the financial condition of the Borrower. The undersigned has independently determined the creditworthiness of Borrower and the enforceability of the Indebtedness and until the Indebtedness is paid in full, will independently and without reliance on Lender continue to make such determinations.

REVOCATION: This is a continuing Guaranty and shall remain in full force and effect until Lender receives notice of revocation signed by the undersigned. Upon revocation by written notice, this Guaranty shall continue in full force and effect as to all Indebtedness contracted for or incurred before revocation and as to them Lender shall have the rights provided by this Guaranty as if no revocation has occurred. Any renewal, extension or increase in the interest rate of such Indebtedness, whether made before or after revocation, shall constitute Indebtedness contracted for or incurred before revocation. Revocation by one of the undersigned shall not effect any of the liabilities or obligations of any of the other undersigned and this Guaranty shall continue in full force and effect with respect to them.

Date: ______________________ ______________________________________

Date: ______________________ ______________________________________
(Print Name of Guarantor)

JOINDER OF SPOUSE

The undersigned is married to the above-named Guarantor and joins in the Guaranty for the purpose of (a) stating that the Guaranty is incurred in the interest of the marriage of the undersigned and the Guarantor or their family and (b) for the purpose of binding our marital property to the obligations arising out of the Guaranty.

Leslie M. Parkinson
Spouse of Guarantor

State of WI)
)ss
County of Douglas)

The foregoing instrument was acknowledged before me this 9th day of April 2009, by Leslie M. Parkinson, spouse of Daniel J. Parkinson.

NANCY M BODE
Notary Public
State of Wisconsin

Nancy M Bode
Notary Public

INDIVIDUAL GUARANTY
(Wisconsin Residents)

Daniel J. Parkinson 1321 Cedar Avenue Superior Wisconsin 54880 **Name and Address of Guarantor(s), whether one or more**	OAKLEYS SHOOTING RANGE, INC. 1609 Baxter Avenue Superior Wisconsin 54880 **Name and Address of Borrower, whether one or more**	Northeast Entrepreneur Fund, Inc. 1401 Tower Avenue Suite 302 Superior Wisconsin 54880 **Name and Address of Lender**

GUARANTY: FOR GOOD AND VALUABLE CONSIDERATION, and to induce Lender identified above to extend credit or grant or continue other credit accommodations to Borrower identified above, the undersigned Guarantor(s) jointly and severally guaranty to Lender the full and prompt payment when due, whether at maturity or by reason of acceleration or otherwise, of the debts, liabilities and obligations described as follows:

☐ If this is checked, the undersigned guaranties to Lender the payment and performance of each and every debt, liability or obligation of every type and description, which Borrower may now or at any hereafter owe to Lender ("Indebtedness").

☒ If this is checked, the undersigned guaranties to Lender the payment and performance of the debt, liability or obligation of Borrower to Lender evidenced by a promissory note dated in the original principal amount of **$5,000.00** and any extensions, renewals or replacements thereof ("Indebtedness").

CONSENT: With respect to the Indebtedness, Lender from time to time without notice to the undersigned and without effecting the liability of the undersigned may (a) surrender, release, impair or otherwise dispose of any security or collateral for the Indebtedness, (b) release or agree not to sue any guarantor, (c) fail to perfect a security interest in or realize upon any security or collateral, (d) fail to realize upon the Indebtedness or proceed against Borrower or any other guarantor, (e) renew or extend the time of payment, (f) increase or decrease the rate of interest, (g) accept additional security or collateral, (h) determine the allocation and application of payments and accept partial payments, (i) determine what, if anything, may be done with reference to any security or collateral and, (j) settle or compromise the amount due or owing or claimed to be due and owing from Borrower or any guarantor, which settlement or compromise shall not effect the undersigned's liability for the full amount of the Indebtedness. The undersigned expressly consents to and waives notice of all of the above.

WAIVER: The undersigned waives presentment, demand for payment, notice of dishonor or non-payment, and protest of any instrument evidencing the Indebtedness. Lender shall not be required to first resort to payment of the Indebtedness to Borrower or any other person or their properties, or first to enforce, realize upon or exhaust any collateral security for the Indebtedness, before enforcing this Guaranty.

PERSONS BOUND: This Guaranty benefits the Lender, its successors and assigns, and binds the undersigned, the undersigned's heirs, personal representatives, successors and assigns.

ENTIRE AGREEMENT: This Guaranty is intended by the undersigned and Lender as a final expression of this guaranty and a complete and exclusive statement of its terms, there being no

conditions to the full effectiveness of this Guaranty. This Guaranty may not be supplemented or modified except in writing signed by the Lender and the undersigned.

REPRESENTATIONS: The undersigned acknowledges and agrees that Lender has not made any representations or warranties and has no duty to provide any information to the undersigned regarding the enforceability of the Indebtedness or the financial condition of the Borrower. The undersigned has independently determined the creditworthiness of Borrower and the enforceability of the Indebtedness and until the Indebtedness is paid in full, will independently and without reliance on Lender continue to make such determinations.

REVOCATION: This is a continuing Guaranty and shall remain in full force and effect until Lender receives notice of revocation signed by the undersigned. Upon revocation by written notice, this Guaranty shall continue in full force and effect as to all Indebtedness contracted for or incurred before revocation and as to them Lender shall have the rights provided by this Guaranty as if no revocation has occurred. Any renewal, extension or increase in the interest rate of such Indebtedness, whether made before or after revocation, shall constitute Indebtedness contracted for or incurred before revocation. Revocation by one of the undersigned shall not effect any of the liabilities or obligations of any of the other undersigned and this Guaranty shall continue in full force and effect with respect to them.

Date: 4/9/09 ______________________ Daniel Parkinson

Date: ______________________ ______________________

(Print Name of Guarantor)

JOINDER OF SPOUSE

The undersigned is married to the above-named Guarantor and joins in the Guaranty for the purpose of (a) stating that the Guaranty is incurred in the interest of the marriage of the undersigned and the Guarantor or their family and (b) for the purpose of binding our marital property to the obligations arising out of the Guaranty.

Leslie M. Parkinson

Spouse of Guarantor

State of WI)

)ss

County of Douglas)

The foregoing instrument was acknowledged before me this 9th day of April 2009, by Leslie M. Parkinson, spouse of Daniel J. Parkinson.

NANCY M BODE
Notary Public
State of Wisconsin

Nancy M Bode

Notary Public

PROMISSORY NOTE

OAKLEYS SHOOTING RANGE, INC. 1609 Baxter Avenue Superior Minnesota 54880 **Borrower Name and Address** "I", "me" and "my" means each borrower above, together and separately.	**Northeast Entrepreneur Fund, Inc.** **1401 Tower Avenue** **Suite 302** **Superior Wisconsin 54880** **Lender's Name and Address** "You" and "your" means the lender, its successors and assigns.	Loan Number 7598 Date July 17, 2009 Maturity Date August 1, 2015 Loan Amount $12,000.00 Renewal of Loan/Note No. 7569

I promise to pay you, at your address listed above, the **PRINCIPAL** sum of **Twelve Thousand and ------------------------- 00/100thsDollars ($12,000.00).**

☒ **Single Advance:** I will receive the entire loan amount on **July 17, 2009.** There will be no additional advances under this Note.

☐ **Multiple Advance:** The loan amount shown above is the maximum amount I can borrower under this Note. On July 17, 2009, I will receive **$12,000.00** and future principal advances are permitted.

Conditions: The conditions for future advances are

☐ **Open End / Revolving Credit:** You and I agree that I may borrow up to the maximum amount more than one time. All other conditions of this note apply to this feature. This feature expires on

☒ **Closed End Credit:** You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST: I agree to pay interest on the outstanding principal balance from **July 17, 2009** at the rate of 8.50% per year until August 1, 2015.

ACCRUAL METHOD: You will calculate interest on a 365 - day year basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this Note owing after maturity, and until paid in full, as stated below:

☒ On the same fixed or variable rate basis in effect before maturity (as indicated above).

☐ At a rate equal to

PAYMENTS: I agree to pay this Note as follows:

☐ **Interest:** I agree to pay accrued interest

☐ **Principal:** I agree to pay the principal

☒ **Installments:** I agree to pay this note in 72 payments. The first payment will be **$213.93** and will be due on September 1, 2009. Payments of $213.93 will be due ☒ **monthly**, on the 1st day of each month thereafter; or ☐ **semimonthly**, on the ___ day of each month thereafter. The final payment of the entire unpaid balance of principal and interest will be due August 1, 2015.

☒ **LATE CHARGE:** If I make a payment more than 10 days after the payment is due, I agree to pay a later charge of $7.28 or five percent (5%) of the payment amount, whichever is more.

☒ **THIS NOTE IS A RENEWAL** of a note dated March 20, 2009 in the original principal amount of $25,000.00 and includes the payoff balance of such note plus additional advances in the amount of .00.

LOAN DOCUMENTS: This note evidences a debt under the terms of a loan agreement and business review agreement dated of even date herewith. Such loan agreement and business review agreement and all documents and agreements referred to therein are referred to as the "Loan Documents" and are incorporated herein by reference.

DEFAULT AND REMEDIES: In event I fail to make any payment on this Note which is not cured within ten (10) days after you send me written notice, or whenever an event of default occurs pursuant to any Loan Document which is not cured as provided in the Loan Document, at your option and without further notice, demand or presentment for payment to me or any other person, you may declare immediately due and payable the outstanding principal balance of this note and interest accrued thereon.

TYPE OF BORROWER: I am a:

☐ Sole proprietorship;

☐ General partnership under the laws of Wisconsin; and my general partners are _;

☒ Corporation under the laws of Wisconsin;

☐ Limited Liability Company under the laws of Wisconsin;

☐ Limited liability partnership under the laws of Wisconsin.

TRADE NAME: I do business under the name of **OAKLEYS SHOOTING RANGE, INC.**

"This note has been pledged to the U.S. Small Business Administration (SBA) as collateral. Further assignment cannot be made without prior written consent of SBA."

☒ **SECURITY:** This note is separately secured by (describe separate document by type and date):
Security Agreement, **July 17, 2009**
Security Agreement, **July 17, 2009**
Personal Guaranty, dated **July 17, 2009**
Personal Guaranty, dated **July 17, 2009**
Personal Guaranty, dated **July 17, 2009**
(This section is for your internal use. Failure to list a separate security document does not mean the agreement will note secure this note.)

PURPOSE: The purpose of this loan is: **Working Capital for Start up expenses.**

SIGNATURES: I AGREE TO THE TERMS OF THIS NOTE. I have received a copy on today's date.

LENDER:

NORTHEAST ENTREPRENEUR FUND, INC.

[signature]
By Bob Voss
Its Loan Fund Manager

BORROWER:
OAKLEYS SHOOTING RANGE, INC.

By [signature: Nancy M Bode]
Its President

By [signature]
Its Vice President

By [signature]
Its Sec/Trea

Northeast Entrepreneur Fund, Inc.
AUTOMATED CLEARING HOUSE (ACH) AGREEMENT

Automated Clearing House (ACH) is a computerized facility used by the Entrepreneur Fund to electronically process loan payments. The Entrepreneur Fund sends a computerized transaction to the Clearing House **three (3) business days prior** to the 1st and 15th of each month. The Clearing House compiles the transactions, and in turn, sends out a final transaction to the borrower's bank with instructions to **post loan payments on the 1st and / or 15th of the month**. The borrower's bank is then responsible to debit the account only on the posting date.

Name: OAKLEYS SHOOTING RANGE, INC., Loan #7598

Address: **1609 Baxter Avenue, Superior, Wisconsin 54880**

Depository: Citizens Bank

Address:
Phone:

Routing: # 075901998

Account #: 4530149956 # Type of Account: ☒ Checking ☐ Savings

I hereby authorize the Northeast Entrepreneur Fund, hereinafter called COMPANY, to initiate debit entries described below to my bank account indicated above and the depository named above, hereafter call DEPOSITORY, to debit the same to such account.

On or after the 1st of each month, beginning on **September 1, 2009** the Company is hereby authorized and directed to transfer from the above numbered bank account the sum of **$213.93.**

In the event the undersigned depositor desires to withdraw this authorization, I agree to give 30 days written notice of such withdrawal.

In the event the Northeast Entrepreneur Fund desires to amend or cancel this authorization, such amendment or cancellation shall have immediate effect and shall be given by written notice to the undersigned at the address shown above.

The undersigned borrower hereby acknowledges receipt of a copy of this agreement.

Signature: Nancy M Bode Date: 7/17/09

Effective , the undersigned hereby cancels this authorization.

Signature: ______________________

LOAN AGREEMENT
and
BUSINESS REVIEW AGREEMENT

OAKLEYS SHOOTING RANGE, INC.	Northeast Entrepreneur Fund, Inc.	
	1401 Tower Avenue	Loan Amount: $12,000.00
1609 Baxter Avenue	Suite 302	
Superior, Wisconsin 54880	Superior Wisconsin 54880	Date: July 17, 2009
Name and Address of Borrower(s)	**Name and Address of Lender**	

1. **THE LOAN:** At closing hereunder, Lender will loan to Borrower the principal sum of $12,000.00 ("Loan") which will be used for the following business purposes:

Working Capital for Start Up Costs

Such Loan will bear interest and be repayable by Borrower in accordance with the terms of a promissory note attached as **Exhibit A** ("Note").

2. **SECURITY:** As security for the Loan, Borrower must execute and deliver or cause to be delivered to Lender, the following documents (check applicable boxes):

☐ Mortgage of Real Property owned by , as more fully described in the Mortgage attached as **Exhibit B**, subject to such prior encumbrances approved by Lender.

☒ Security Agreement in the form attached as **Exhibit C**, covering personal property owned by Daniel & Leslie Parkinson and described on Exhibit C & Security Agreement in the form attached as **Exhibit C-1**, covering personal property owned by Nancy & Donovan Bode and described on Exhibit C-1, subject to such prior encumbrances as approved by Lender, along with such financing statements and other documents as Lender may require to give public notice of its security interest.

☒ Personal Guaranty of Nancy M. Bode, in the form attached as **Exhibit D.**
Personal Guaranty of Joseph K. Harrison, in the form attached as **Exhibit D-1.**
Personal Guaranty of Daniel J. Parkinson, in the form attached as **Exhibit D-2.**

☐ Collateral Assignment of Life Insurance on the life of , in form and substance satisfactory to Lender, with death benefits not less than the unpaid balance of the Loan.

☒ Such other documents as Lender may require in its sole discretion for additional security if at any time during the term of the Loan Lender determines additional security is required to protect its interest.

☐ Other:

Hereinafter, this Agreement, the Note, Mortgage and all the above-referenced documents shall be referred to as the "Loan Documents".

3. **LENDER EXPENSES:** Borrower must pay Lender's reasonable costs and expenses incurred in connection with this Loan, including all filing and recording fees and mortgage registration taxes necessary to perfect Lender's interest in any collateral. Borrower shall also pay any loan documentation fees, appraisal fees and fees incurred by Lender in obtaining title opinions or title insurance.

4. **ACH PAYMENT:** Borrower agrees to make regular recurring payments on the Note via automatic withdrawal from Borrower's bank account and shall execute such Automatic Clearing House ("ACH") Agreement as may be required by Lender to electronically process loan payments.

5. **WARRANTIES:** Borrower covenants, warrants and agrees that:

A. Borrower is a Corporation (specify type of entity) in good standing in the State of Minnesota, the representative of which is authorized to execute and deliver the Loan Documents and in doing so does not violate any law, its articles, bylaws or operating agreements or any other agreement or instrument to which it is a party.

B. All financial statements and other documents submitted to Lender in connection with this Loan were true and correct when made and will be true and correct on the date of closing.

C. Borrower is not in default in the payment or performance of any obligation except as may be disclosed in writing to Lender in advance of closing on this Loan.

6. **BUSINESS REVIEW AGREEMENT:** Borrower agrees to meet with Lender's staff in one-to-one meetings, workshops or group meetings to inform staff of progress of Borrower's business, to continue business planning, and to utilize any ongoing technical assistance offered by Lender. Lender's business consultant in consultation with Borrower will determine the schedule and scope of services. Following receipt of the Loan, all program services offered by Lender, including training, technical assistance and loan monitoring, are available to Borrower for $100.00 per year. Such sums will be billed annually by Lender and due on the anniversary date of the Loan.

7. **INSURANCE:** Borrower will take out, pay for and maintain property and liability insurance with a responsible company in such amount and against such risks as are customarily carried by prudent owners of similar businesses and property. The amount of the insurance will be at least the full insurable value of the property being insured or the amount of the Loan, whichever is less. Lender must be named as a beneficiary (standard mortgagee and lender's loss payable endorsements) and must be named as a payee or co-payee with respect to any award of insurance proceeds for damage to property required to be insured under this Agreement. Upon request of Lender, Borrower must furnish to Lender a certificate of insurance showing Lender's interest and which must provide that it will not be terminated or materially reduced without ten (10) days prior written notice to Lender.

8. **INSPECTION:** Upon reasonable notice, Lender must be permitted to inspect the records of Borrower as well as Borrower's place of business and collateral for the Loan during Borrower's normal business hours.

9. **FINANCIAL REPORTS:** Borrower will furnish Lender the following financial reports so long as the Loan remains unpaid (check applicable boxes):

☒ No later than 90 days after expiration of each fiscal year, or within such further time as Lender may permit, detailed financial statements on Borrower's business, including a balance sheet and profit-and-loss statement. The statements must be prepared in accordance with generally accepted accounting principles consistently applied.

☒ A personal financial statement of , within 90 days of year-end, in a form approved by Lender.

☒ Tax returns and schedules of Borrower within 15 days of their due date.

10. **MISCELLANEOUS COVENANTS OF BORROWER:**

A. Borrower will not incur any indebtedness other than in the ordinary course of business.

B. Borrower will conduct the same type of business as it presently conducts, will not change its name, will remain qualified to do business in the State of Wisconsin, and not dispose of all or substantially all of its assets without the consent of Lender.

11. **EVENTS OF DEFAULT:** Any one or more of the following is an Event of Default under this Agreement:

A. If Borrower fails to make a payment required on the Note on or before the date the payment is due and such default continues for ten (10) calendar days after written notice by Lender to Borrower;

B. If Borrower or a Guarantor fails to observe or perform any covenant, condition or agreement contained in any Loan Document for a period of ten (10) calendar days after written notice specifying such default and requesting that it be remedied has been given to Borrower;

C. If any representation or warranty of Borrower and Guarantor to Lender is untrue in any material respect;

D. If Borrower or Guarantor files bankruptcy or has a bankruptcy filed against it;

E. If Borrower ceases to do business;

F. If Borrower moves or substantially relocates its business or any part thereof from the seven-county Arrowhead region of Northeastern Minnesota or Douglas County Wisconsin;

G. If Borrower or Guarantor fail to pay their obligations owed to persons or entities other than Lender as they become due in the usual and ordinary course of business and such failure materially threatens Borrower's ability to perform under this Agreement, or Guarantor's ability to perform under the Guaranty.

12. **REMEDIES:** Whenever an Event of Default referred to above occurs, any one or more of the following steps may be taken by Lender:

A. Declare any one or all obligations of Borrower or Guarantor to Lender immediately due and payable in full and the same will be immediately due and payable without presentment or other notice or demand;

B. Require Borrower to furnish copies of all books and records of Borrower pertaining to its business;

C. Exercise and enforce any and all rights available upon default to a secured party under the Uniform Commercial Code and any security agreement provided hereunder, including the right to take possession of any collateral;

D. Exercise any one or more of the remedies granted in any one or all of the Loan Documents referred to herein, including without limitation, all mortgages and security agreements and guaranties.

13. **CONDITIONS PRECEDENT TO ADVANCING OF FUNDS:** The obligation of Lender to close hereunder is conditioned and subject to the following:

A. If Borrower is a corporation, delivery by Borrower to Lender of:

(i) Its Articles of Incorporation;

(ii) Its Bylaws;

(iii) A Certificate of Good Standing issued by the Wisconsin Department of Financial Institutions; and

(iv) A Resolution of Borrower's Board of Directors authorizing the Loan.

B. If Borrower is a general partnership, delivery by Borrower to Lender of a copy of any partnership agreement, and execution of the Loan Documents by all partners.

C. If Borrower is a limited liability company, delivery by Borrower to Lender of:

(i) Its Articles of Organization;

(ii) Any Operating Agreement or Member Control Agreement;

(iii) A Certificate of Good Standing issued by the Wisconsin Department of Financial Institutions; and

(iv) A Resolution authorizing the Loan.

D. Execution and delivery to Lender of all Loan Documents contemplated or identified in this Agreement.

E. Receipt by Lender of a title insurance commitment or title opinion in form acceptable to Lender if the Loan is secured by a mortgage.

14. **WRITTEN NOTICES:** All notices required by this Agreement shall be deemed given if in writing and served personally or mailed by certified mail to Lender and/or Borrower as the case may be at the addresses set forth above.

15. **MISCELLANEOUS:** This Agreement and its exhibits and documents referred to herein constitute the entire agreement among the parties with respect to the matters set forth herein and supersede all prior understandings and will be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns.

LENDER:

NORTHEAST ENTREPRENEUR FUND, INC.

By Bob Voss
Its Loan Fund Manager

BORROWER:
OAKLEYS SHOOTING RANGE, INC.

By Nancy M Bode
Its President

By [illegible]
Its Vice President

By [illegible]
Its Sec/Trea

Northeast Entrepreneur Fund, Inc.
USE OF FUNDS

July 17, 2009

Loan I.D. #7598
OAKLEYS SHOOTING RANGE, INC.
1609 Baxter Avenue
Superior, Minnesota 54880

Use of funds is as follows:

Company Name	Purpose	Amount
Oakleys Shooting Range, Inc & NE Entrepreneur	Payoff Loan 7569	$12,000.00
		$0.00
		$0.00
		$0.00
		$0.00
		$0.00
		$0.00
		$0.00
		$0.00
		$0.00
		$0.00
	Total	$12,000.00

Oakleys Shooting Range, Inc.

By Nancy M Bode

Its President

By [signature]

Its Vice President

By [signature]

Its Sec/Trea

380

WRITTEN ACTION BY
THE BOARD OF DIRECTORS
OF

OAKLEYS SHOOTING RANGE, INC.

WHEREAS, it is in the best interest of this Corporation to borrow money in order to

Working Capital for Start Up Costs

WHEREAS, the undersigned are all of the directors of Corporation.

BE IT RESOLVED that any officer of this Corporation is authorized, directed and empowered to execute any and all documents they in their judgment deem necessary to obtain a loan in the amount of **$12,000.00** from the Northeast Entrepreneur Fund, Inc. (the "Loan"), such documents including, but not limited to a Loan Agreement, Promissory Note and any other Loan Documents referred to in the Loan Agreement, including any Loan Documents pledging assets of the Corporation as security for the Loan.

Adopted this 17th day of July, 2009.

Nancy M Bode — Director	______ Director
[signature] — Director	______ Director
[signature] — Director	______ Director

SECRETARY'S CERTIFICATE

I am the duly elected, qualified and acting Secretary of **OAKLEYS SHOOTING RANGE, INC.,** A **Wisconsin** Corporation ("Borrower"); and I hereby certify to the following:

1. Attached hereto as ***Exhibit A*** is a true, correct and current copy of the Articles of Incorporation of the Borrower, certified by the Wisconsin Department of Financial Institutions, together with all amendments thereto.
2. Attached hereto as ***Exhibit B*** is a true, correct and current copy of the Bylaws of the Borrower, if any, together with all amendment thereto.
3. I further certify that the following persons are the directors of the Borrower:

   ____

   ____

   ____

4. I further certify that the following persons are officers of the Borrower and that their true and correct signatures appear and are set forth opposite their respective name and title:

   Nancy M. Bode (President) Nancy M Bode (Signature)

   Joseph K. Harrison (Secretary/Treasurer) [signature] (Signature)

   Daniel J. Parkinson (Vice President) ________________(Signature)

5. Attached hereto as ***Exhibit C*** is a true and correct copy of a Resolution of the Board of Directors of the Borrower adopted at a meeting duly called and held on **July 17, 2009,** and at which a quorum was present authorizing a loan from the Northeast Entrepreneur Fund, Inc., and execution of documents with respect thereto.

IN WITNESS WHEREOF, I have hereunto set my hand on **July 17, 2009.**

OAKLEYS SHOOTING RANGE, INC.

By [signature]

It's Secretary

SCHEDULE OF EXHIBITS
TO

LOAN AGREEMENT
AND
BUSINESS REVIEW AGREEMENT

EXHIBIT A	PROMISSORY NOTE
EXHIBIT B	MORTGAGE
EXHIBIT C	SECURITY AGREEMENT
EXHIBIT C-1	SECURITY AGREEMENT
EXHIBIT D	GUARANTY
EXHIBIT D-1	GUARANTY
EXHIBIT D-2	GUARANTY

Certification Regarding
Debarment, Suspension, Ineligibility, and Voluntary Exclusion
Lower Tier Covered Transactions

This certification is required by the regulations implementing Executive Order 12549, Debarment and Suspension, 13 CPR Part 145. The regulations were published as Part VII of the May 26, 1988 *Federal Register* (pages 19160-19211). Copies of the regulations may be obtained by contacting the person to whom this proposal is submitted.

(BEFORE COMPLETING CERTIFICATION, READ INSTRUCTIONS ON REVERSE)

(1) The prospective lower tier participant certifies, by submission of this proposal, that neither it nor its principals are presently debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded from participation in this transaction by any Federal department or agency.

(1) Where the prospective lower tier participant is unable to certify to any of the statements in this certification, such prospective participant shall attach an explanation to this proposal.

Business Name: OAKLEYS SHOOTING RANGE, INC.

Date: July 17, 2009

By: Nancy Bode

Nancy M Bode
Signature

SBA Temporary Form 1624 (10-88)

Z:\Loan Fund\Loan Closing Documents\Debarment....with Merge Fields.doc
Revised 6/14/00

INSTRUCTIONS FOR CERTIFICATION

1. By signing and submitting this proposal, the prospective lower tier participant is providing the certification set out below.

1. The certification in this clause is a material representation of fact upon which reliance was placed when this transaction was entered into. If it is later determined that the prospective lower tier participant knowingly rendered an erroneous certification, in addition to other remedies available to the Federal Government, the department or agency with which this transaction originated may pursue available remedies, including suspension and/or debarment.

2. The prospective lower tier participant shall provide immediate written notice to the person to which this proposal is submitted if at any time the prospective lower tier participant learns that its certification was erroneous when submitted or has become erroneous by reason of changed circumstances.

4. The terms "covered transaction," "debarred," "suspended," "ineligible," "lower tier covered transaction," "participant," "person," "primary covered transaction," "principal," "proposal," and "voluntarily excluded," as used in this clause, have the meaning set out in the Definitions and Coverage sections of the rules implementing Executive Order 12549. You may contact the person to which this proposal is submitted for assistance in obtaining a copy of those regulations (13 CFR Part 145).

5. The prospective lower tier participant agrees by submitting this proposal that, should the proposed covered transaction be entered into, it shall not knowingly enter into any lower tier covered transaction with a person who is debarred, suspended, declared ineligible, or voluntarily excluded from participation in this covered transaction, unless authorized by the department or agency with which this transaction originated.

6. The prospective lower tier participant further agrees by submitting this proposal that it will include the clause titles "Certification Regarding Debarment, Suspension, Ineligibility, and Voluntary Exclusion - Lower Tier Covered Transactions, " without modification, in all lower tier covered transactions and in all solicitations for lower tier covered transactions.

7. A participant in a covered transaction may rely upon a certification of a prospective participant in a lower tier covered transaction that it is not debarred, suspended, ineligible, or voluntarily excluded from the covered transaction, unless it know that the certification is erroneous. A participant may decide the method and frequency by which it determines the eligibility of its principais. Each participant may, but is not required to, check the Non procurement List.

8. Nothing contained in the foregoing shall be construed to require establishment of a system of records in order to render in good faith the certification required by this clause. The knowledge and information of a participant is not required to exceed that which is normally possessed by a prudent person in the ordinary course of business dealings.

9. Except for transactions authorized under paragraph 5 of these instructions, if a participant in a covered transaction knowingly enters into a lower tier covered transaction with a person who is suspended, debarred, ineligible, or voluntarily excluded from participation in this transaction, in addition to other remedies available to the Federal Government, the department o r agency with which this transaction originated may pursue available remedies, including suspension and/or debarment.

BORROWER'S CERTIFICATION

INSTRUCTIONS: INDICATE THE PARAGRAPHS BEING CERTIFIED TO BY HAVING THE BORROWER INITIAL IN THE [_______] NEXT TO THE APPROPRIATE PARAGRAPHS, PRIOR TO SIGNING.

In order to induce Northeast Entrepreneur Fund, INC. to make a U. S. Small Business Administration (**"SBA"**)

Microloan Loan Number 7598 (**"Loan"**) to Nancy Bode (**"Borrower"**), Borrower and Oakleys Shooting Range Inc

(**"Operating Company"**) certify that:

[nb] 1. **Adverse Change** - That there has been no adverse change in Borrower's (and Operating Company) financial condition, organization, operations or fixed assets since the date the Loan application was signed.

[nb] 2. **Child Support** - No principal who owns at least 50% of the ownership or voting interest of the company is delinquent more than 60 days under the terms of any (1) administrative order, (2) court order, or (3) repayment agreement requiring payment of child support.

[nb] 3. **Current Taxes** - Borrower and Operating Company are current on all federal, state, and local taxes, including but not limited to income taxes, payroll taxes, real estate taxes, and sales taxes.

[nb] 4. **Environmental** — For any real estate pledged as collateral for the Loan or where the Borrower or Operating Company is conducting business operations (collectively "the Property"):

(a) At the time Borrower and Operating Company submitted the Loan application, Borrower was in compliance with all local, state, and federal environmental laws and regulations pertaining to reporting or clean-up of any hazardous substance, hazardous waste, petroleum product, or any other pollutant regulated by state or federal law as hazardous to the environment (Contaminant), and regarding any permits needed for the creation, storage, transportation or disposal of any Contaminant;

(b) Borrower and Operating Company will continue to comply with these laws and regulations;

(c) Borrower and Operating Company, and all of its principals, have no knowledge of the actual or potential existence of any Contaminant that exists on, at, or under the Property , including groundwater under such Property other than what was disclosed in connection with the Environmental Investigation of the Property;

(d) Until full repayment of Loan, Borrower and Operating Company will promptly notify CDC and SBA if it knows or suspects that there has been, or may have been, a release of a Contaminant, in, at or under the Property, including groundwater, or if Borrower or Operating Company or such property are subject to any investigation or enforcement action by any federal, state or local environmental agency (Agency) pertaining to any Contaminant on, at, or under such Property, including groundwater.

(e) As to any Property owned by Borrower or Operating Company, Borrower or Operating Company indemnifies, and agrees to defend and hold harmless, CDC or Lender and SBA, and any assigns or successors in interest which take title to the Property, from and against all liabilities, damages, fees, penalties or losses arising out of any demand, claim or suit by any Agency or any other party relating to any Contaminant found on, at or under the Property, including groundwater, regardless of whether such Contaminant resulted from Borrower's or Operating Company's operations. (CDC or SBA may require Borrower or Operating Company to execute a separate indemnification agreement).

B. Borrower and Operating Company certify that they will:

[nb] 1. **Reimbursable Expenses**- Reimburse Lender for expenses incurred in the making and

administration of the Loan.

[NB] 2. **Books, Records, and Reports**

a. Keep proper books of account in a manner satisfactory to Lender;

b. Furnish [*check one if appropriate:* ☐ compiled - ☐ reviewed - ☐ audited] year-end statements to Lender within _______ days *[120 days, if not filled in]* of fiscal year end;

c. Furnish additional financial statements or reports whenever Lender requests them;

d. Allow Lender or SBA, at Borrower's or Operating Company's expense, to:

1) Inspect and audit books, records and papers relating to Borrower's and Operating Company's financial or business condition; and

2) Inspect and appraise any of Borrower's and Operating Company's assets; and

3) Allow all government authorities to furnish reports of examinations, or any records pertaining to Borrower and Operating Company, upon request by Lender or SBA.

C. Borrower and Operating Company certify that they will not, without Lender's prior written consent:

[N/A] 1. **Distributions**- Make any distribution of company assets that will adversely affect the financial condition of Borrower and/or Operating Company.

[N/A] 2. **Ownership Changes** - Change the ownership structure or interests in the business during the term of the Loan.

[N/A] 3. **Transfer of Assets** - Sell, lease, pledge, encumber (except by purchase money liens on property acquired after the date of the Note), or otherwise dispose of any of Borrower's property or assets, except in the ordinary course of business.

[_______] 4. ____

____

____

____

____

____

____

____

____

____

Nancy Bode
(Borrower) Date July 17, 2009
By: Nancy M Bode

Oakleys Shooting Range, Inc
(Operating Company) Date July 17, 2009
By: Nancy M Bode

INDIVIDUAL GUARANTY

Joseph K. Harrison 807 Wright Street Brainerd Minnesota 56401 Name and Address of Guarantor(s), whether one or more	Oakleys Shooting Range, Inc. 1609 Baxter Avenue Superior Wisconsin 54880 Name and Address of Borrower, whether one or more	Northeast Entrepreneur Fund, Inc. 1401 Tower Avenue Suite 302 Superior, WI 54880 Name and Address of Lender

GUARANTY: FOR GOOD AND VALUABLE CONSIDERATION, and to induce Lender identified above to extend credit or grant or continue other credit accommodations to Borrower identified above, the undersigned Guarantor(s) jointly and severally guaranty to Lender the full and prompt payment when due, whether at maturity or by reason of acceleration or otherwise, of the debts, liabilities and obligations described as follows:

☐ If this is checked, the undersigned guaranties to Lender the payment and performance of each and every debt, liability or obligation of every type and description, which Borrower may now or at any hereafter owe to Lender ("Indebtedness").

☒ If this is checked, the undersigned guaranties to Lender the payment and performance of the debt, liability or obligation of Borrower to Lender evidenced by a promissory note dated July 17, 2009, in the original principal amount of $12,000.00 and any extensions, renewals or replacements thereof ("Indebtedness").

CONSENT: With respect to the Indebtedness, Lender from time to time without notice to the undersigned and without effecting the liability of the undersigned may (a) surrender, release, impair or otherwise dispose of any security or collateral for the Indebtedness, (b) release or agree not to sue any guarantor, (c) fail to perfect a security interest in or realize upon any security or collateral, (d) fail to realize upon the Indebtedness or proceed against Borrower or any other guarantor, (e) renew or extend the time of payment, (f) increase or decrease the rate of interest, (g) accept additional security or collateral, (h) determine the allocation and application of payments and accept partial payments, (i) determine what, if anything, may be done with reference to any security or collateral and, (j) settle or compromise the amount due or owing or claimed to be due and owing from Borrower or any guarantor, which settlement or compromise shall not effect the undersigned's liability for the full amount of the Indebtedness. The undersigned expressly consents to and waives notice of all of the above.

WAIVER: The undersigned waives presentment, demand for payment, notice of dishonor or non-payment, and protest of any instrument evidencing the Indebtedness. Lender shall not be required to first resort to payment of the Indebtedness to Borrower or any other person or their properties, or first to enforce, realize upon or exhaust any collateral security for the Indebtedness, before enforcing this Guaranty.

PERSONS BOUND: This Guaranty benefits the Lender, its successors and assigns, and binds the undersigned, the undersigned's heirs, personal representatives, successors and assigns.

ENTIRE AGREEMENT: This Guaranty is intended by the undersigned and Lender as a final expression of this guaranty and a complete and exclusive statement of its terms, there being no conditions to the full effectiveness of this Guaranty. This Guaranty may not be supplemented or modified except in writing signed by the Lender and the undersigned.

REPRESENTATIONS: The undersigned acknowledges and agrees that Lender has not made any representations or warranties and has no duty to provide any information to the undersigned regarding the enforceability of the Indebtedness or the financial condition of the Borrower. The undersigned has independently determined the creditworthiness of Borrower and the enforceability of the Indebtedness and until the Indebtedness is paid in full, will independently and without reliance on Lender continue to make such determinations.

REVOCATION: This is a continuing Guaranty and shall remain in full force and effect until Lender receives notice of revocation signed by the undersigned. Upon revocation by written notice, this Guaranty shall continue in full force and effect as to all Indebtedness contracted for or incurred before revocation and as to them Lender shall have the rights provided by this Guaranty as if no revocation has occurred. Any renewal, extension or increase in the interest rate of such Indebtedness, whether made before or after revocation, shall constitute Indebtedness contracted for or incurred before revocation. Revocation by one of the undersigned shall not effect any of the liabilities or obligations of any of the other undersigned and this Guaranty shall continue in full force and effect with respect to them.

Date: **July 17, 2009**

____

ESCROW AGREEMENT

This Escrow Agreement dated this 23rd day of December, 2009 by and between Oakleys Shooting Range, Inc., a Wisconsin corporation, ("Issuer") and Donn Bergquist (the "Custodian").

WITNESSETH:

WHEREAS, the Issuer proposes to offer and sell voting common shares and non-voting preferred shares (collectively, "Shares") in the corporation for the purpose of acquiring real estate, constructing buildings and operating an indoor shooting range and archery facility; and,

WHEREAS, the Issuer desires to place all funds received as subscriptions for the purchase of Shares in a custodial account with the Custodian until such time as the conditions set forth herein have been met or until the offering of Shares has been sooner terminated; and,

WHEREAS, the Custodian has consented to receive and hold such proceeds for the Issuer and the subscribers of Shares ("Subscribers") upon the terms set forth under this Agreement; and,

WHEREAS, the Issuers' Offering contains a complete description of the offering, including various defined terms and is attached hereto as Exhibit A and incorporated herein by reference. All terms used herein are as defined in Exhibit A.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual terms and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned parties do hereby agree as follows:

1. Deposit of Funds. The Issuer shall deposit with the Custodian all cash and checks received on subscription for Shares, together with the names, addresses and amounts paid by each Subscriber, as the same shall be collected from time to time. The Custodian agrees to hold such funds in a custodial account in accordance with the terms of this Agreement. Subscription proceeds may not be withdrawn from the custodial account by the Subscribers.

2. Investment of Funds; Accounting. The Custodian hereby agrees to invest all proceeds from the sale of Shares in one or more interest bearing accounts. The Custodian further agrees to maintain a complete record of the names of the Subscribers and the amount of cash paid by each Subscriber.

3. Disposition of Escrow. The parties hereto covenant and agree that the Custodian will not release any proceeds of the offering to the Issuer nor will the proceeds of the offering become the property of or become subject to the debts of the Issuer, until the

Issuer's Board of Directors certify in writing to the Custodian on or before November 1, 2011 that at least $1,100,000 has been raised in the Offering and that the Company has executed SBA504 documents for a loan from the Small Business Administration for at least $1,400,000.

4. Failure to Meet Conditions for Release of Escrow. If the provisions in Section 3 have not been met, the proceeds from the sale of Shares any earnings thereon will be returned by the Custodian to the Issuer's Board of Directors who will return the proceeds from the sale of Shares and any earnings thereon to the Subscribers. If at least $1,100,000 is received for subscriptions and at least $1,400,000 received from the Small Business Administration, and the other provisions of Section 3 have been met, all proceeds from the sale of Shares shall be released to the Issuer and earnings on subscriptions released to the Issuer for its use.

5. Earnings on Subscription Proceeds. The earnings on proceeds form the sale of Shares shall become Issuer's income if and only if the Issuer is able to meet the conditions in Section 3. If the Issuer is unable to meet the conditions in Section 3, the Custodian will release all earnings to the Issuer's Board of Directors who will, in its fiduciary capacity, distribute all earnings to Subscribers who have had subscription proceeds on deposit for more than seven days pro rata, on a weighted average basis, taking into account the amounts deposited by the Subscribers and the time when deposited.

6. Custodian's Fees. Upon release of the escrowed funds, the fee of the Custodian for administration of this Agreement shall be paid by the Issuer.

7. Actions of the Custodian.

(a) Nothing contained herein shall be deemed to obligate the Custodian to pay or transfer any funds hereunder unless such funds are received by the Custodian pursuant to the provisions of this Agreement.

(b) The Custodian shall have no duty or obligation to collect any amounts deposited with it at any time and shall not be responsible for any defaults hereunder by any other party, or for the application of the funds received by it after the payment of such funds hereunder.

(c) The Custodian may consult with counsel of its own choice and shall have full and complete authority and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The Issuer hereby agrees to indemnify the Custodian and hold it harmless from any and all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any other expense, fee or charges of any character of nature, including attorneys fees, which it may incur or with which it may be threatened by reason of its action under this Agreement, except in the case of the Custodian's own willful misconduct or negligence.

(d) The Custodian may rely and shall be protected in acting upon any writing or other document which may be submitted to it in connection with its duties hereunder and which is believed by it to be genuine and to have been signed or presented by the proper party or parties and shall have no liability or responsibility with respect to the form, execution or validity thereof.

(e) The Custodian is directed to invest or reinvest all funds now or hereafter held by it pursuant to the terms of this Agreement in one or more interest bearing accounts. It shall be the responsibility of the Issuer's Board of Directors to file appropriate information returns and/ or tax returns to comply with any state and/or federal laws or regulations regarding the income received from investments.

8. <u>Dispute Resolution.</u> If any of the parties hereto object to the release of the escrowed funds hereunder or otherwise disagree as to the interpretation or application of the terms and provisions of this Agreement, the Custodian shall have the right to deposit the balance held in its custodial account with the Clerk of Courts for Douglas County, Wisconsin and the Custodian's responsibilities for such funds so deposited shall immediately cease. The Clerk of Courts shall hold any funds so deposited until ordered to disburse them pursuant to an order of a court of competent jurisdiction.

9. <u>Notices.</u> All notices, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed, registered, first-class, postage paid:

If to Issuer: Oakleys Shooting Range, Inc.
Attn: Nancy Bode
1609 Baxter Avenue
Superior, WI 54880

And a Copy to: Murphy Desmond S.C.
Attn: Jennifer M. Krueger
33 E. Main Street, Suite 500
Madison, WI 53703

If to Custodian: Donn Bergquist
1010 Belknap St.
Superior, WI 54880

And a Copy to: ______________________________
____
____
____

10. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin. In the event that any provision is deemed illegal or unenforceable, the provision shall be severed and the remainder of this Agreement shall be enforced in accordance with the intentions of the parties as set forth in this Agreement.

11. **Amendment.** This Agreement may not be amended or altered except by an instrument in writing executed by all the parties hereto.

OAKLEYS SHOOTING RANGE, INC.

By: Nancy M Bode
Print Name: Nancy M Bode
Title: President

DONN BERGQUIST

Donn W Bergquist

DONN W. BERGQUIST LTD
Certified Public Accountant
1010 Belknap St
Superior, WI 54880

Oakleys Shooting Range, Inc.
Nancy Bode
1612 Belknap St
Superior, WI 54880

November 20, 2009

Dear Nancy,

Enclosed are the compiled (not an audit or review) financial statements you requested that I prepare for Oakleys Shooting Range, Inc. as of and for the period ending September 30, 2009.

You have my permission to include these statements in the Company's security offering.

Sincerely,

Donn W Bergquist

Exhibit 10

33 East Main Street
Suite 500
Madison, WI 53703-3095

Mailing Address:
P.O. Box 2038
Madison, WI 53701-2038

Phone:
608.257.7181

Fax:
608.257.2508

www.murphydesmond.com

Jennifer M. Krueger
Direct Line 608.268.5577
Facsimile 608.257.4333
jkrueger@murphydesmond.com


MurphyDesmond S.C.
LAWYERS

28 December 2009

Oakleys Shooting Range, Inc.
1609 Baxter Avenue
Superior, WI 54880

Ladies and Gentlemen:

You have requested our opinion, as counsel for Oakleys Shooting Range, Inc., a Wisconsin corporation (the "Company"), in connection with the offering on Form 1-A (the "Offering Statement"), under the Securities Act of 1933 (the "Act"), filed by the Company with the Securities and Exchange Commission.

The Offering Statement is for up to 96 shares of voting common stock and 8,000 shares of non-voting preferred stock.

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion. It is our opinion that the shares of preferred and common stock to be sold by the Company have been duly authorized. The securities, when sold, will be legally issued, fully paid and non-assessable.

No opinion is expressed herein as to any laws other than the State of Wisconsin of the United States. This opinion opines upon Wisconsin law, including the statutory provisions, all applicable provisions of the Wisconsin constitution and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to our firm under the caption "Experts" in the Offering Statement. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

Jennifer M Krueger

Murphy Desmond S.C.

JMK:lah
082217
opinion lt


ARCHITECTURAL RESOURCES • INC.
OAKLEYS
SHOOTING RANGE
1000 yards
500 yards
300 yds.
shooting range
outdoor range
airlock
airlock
Mr. Dan
observation
observation
heated, pressurized booths for outdoor range
stor.
women
men
gun clean.
vending
6'-8" wall
info board at fascia above
day care
14'-0" x 24'-0"
video shooting
archery range
lobby
admin office
classroom
14'-0" x 35'-10"
classroom
14'-0" x 35'-10"
stained concrete to represent target
light standard (typ.)
Site showing extent of outdoor range target shooting distances
Project 08-134
December 2008

Proposed Conceptual Floor-Site Plan

Exhibit 15